Form 20-F/A
period 2020-12-31
4D Pharma PLC
filed 2021-04-30
CIK 1830162

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Yes [  ] No [X]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

The Registrant is filing this Amendment No. 1 on Form 20-F/A (this “Amended Filing”) to its Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (the “Original Filing”) to (1) include audited consolidated financial statements for the fiscal year ended December 31, 2018 omitted from the Original Filing, (2) include in Part I—Item 3.A. selected financial data for the fiscal year ended December 31, 2018 omitted from the Original Filing, and (3) incorporate by reference in Part I—Item 5.A. the corresponding comparison of results of operations for the fiscal years ended December 31, 2019 and 2018 previously filed with the SEC in Amendment No. 5 to the Registrants registration statement on Form F-4 (File No. 333-250986). For the convenience of the reader, this Amended Filing sets forth the Original Filing, as modified where necessary to reflect the foregoing revisions.

For clarity, the audited consolidated financial statements as of and for the fiscal years ended December 31, 2020 and 2019 included in this Amended Filing are unchanged from the audited consolidated financial statements included in the Original Filing.

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

This Annual Report on Form 20-F contains our audited consolidated financial statements as of December 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 (our “audited consolidated financial statements”), prepared in accordance with the generally accepted accounting principles in the United States (“GAAP”). Our financial information is presented in U.S. dollars.

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

4D PHARMA PLC TABLE OF CONTENTS

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The selected historical consolidated financial information for the years ended December 31, 2020, 2019 and 2018 and the selected statements of financial position data as of December 31, 2020 and 2019 have been derived from, and should be read in conjunction with, our audited consolidated financial statements and notes thereto appearing elsewhere in this annual report.

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

We have not included selected historical consolidated financial data for the years ended December 31, 2017 and 2016 or as of December 31, 2018, 2017 and 2016 in the table below as we qualify as an emerging growth company as defined in Section 2(a)(19) of the Securities Act (an “Emerging Growth Company” or “EGC”), we make use of an accommodation for reduced reporting.

	Year ended December 31,
U.S. dollars in thousands, except share and per share data	2020	2019	2018
Revenues	$690	$269	$—
Operating expenses:
Research and development expenses	23,384	29,193	27,830
General and administrative expenses	13,015	10,380	11,294
Foreign currency losses (gains)	(699)	957	(234)
Total operating expenses	35,700	40,530	38,890
Loss from operations	(35,010)	(40,261)	(38,890)
Other income (expense), net:
Interest income	6	78	379
Interest expense	—	—	(3)
Other income	4,496	6,883	6,378
Change in fair value of contingent consideration payable	—	2,967	(465)
Total other income (expense), net	4,502	9,928	6,289
Net loss before income tax benefit	$(30,508)	$(30,333)	$(32,601)
Income tax benefit	13	—	—
Net loss	$(30,495)	$(30,333)	$(32,601)
Other comprehensive loss:
Foreign currency translation adjustment	1,566	1,113	(3,995)
Comprehensive loss	$(28,929)	$(29,220)	$(36,596)
Basic and diluted net loss per common share	$(0.27)	$(0.46)	$(0.50)
Weighted average common shares used in computing basic and diluted net loss per common share	114,149,743	65,493,842	65,493,842

4D PHARMA PLC TABLE OF CONTENTS

	Years ended December 31,
U.S. dollars in thousands	2020	2019
Balance Sheet Data:
Cash and cash equivalents	$11,990	$5,031
Total assets	49,099	40,826
Total liabilities	10,128	9,639
Accumulated deficit	(148,235)	(117,740)
Total stockholders’ equity	38,971	31,187

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

Since inception, we have incurred significant operating losses, have not generated any revenue from product sales to date and have financed our operations principally from proceeds from sales of our ordinary shares on Alternative Investment Market of the London Stock Exchange (the “AIM”). Our net loss was $30.5 million for the year ended December 31, 2020, $30.3 million for the year ended December 31, 2019 and $32.6 million for the year ended December 31, 2018. As of December 31, 2020, we had an accumulated deficit of $148.2 million. We have devoted substantially all of our financial resources and efforts to developing our MicroRx LBP discovery platform, identifying potential therapeutic candidates and conducting preclinical and clinical studies of our therapeutic candidates. We are in the early stages of developing our therapeutic candidates, and we have not completed the development of any microbiome therapies or other drugs or biologics. As a result, we expect that it could be several years, if ever, before we have a commercialized product and generate revenue from product sales. Even if we succeed in receiving marketing approval for and commercialize one or more of our therapeutic candidates, we expect that we will continue to incur substantial research and development costs and other expenses in order to discover, develop and market additional potential products.

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

4D PHARMA PLC TABLE OF CONTENTS

In Vitro Assays

Figure 4. Results of in vitro assays, demonstrating the effects of MRx0518 on peripheral blood mononuclear cells (PBMCs), splenocytes, THP-1 cells (cell-line derived from an acute monocytic leukemia patient) and Caco-2 cells (cell-line derived from a patient with colon carcinoma). Significance relative to vehicle: * (p < 0.05), ** (p < 0.01), *** (p < 0.001), **** (p < 0.0001).

Screening of our proprietary library against a variety of in vitro assays enabled the discovery of MRx0518, a single strain of Enterococcus gallinarum. MRx0518 was able to induce a strong innate immune response in a range of in vitro assays (see Figure 4), in addition to a strong adaptive immune response, increasing ratios of CD4+ and CD8+ T-cells in PBMC co-culture assays, and reducing differentiation of T regulatory cells. The immuno-stimulatory phenotype observed in vitro was characterized by a distinct transcriptomic signature and induction of inflammatory mediators (IL-8, TNF-α, IL-1ß, IL-6, IL-23, CXCL9, CXCL10).

Statistical analysis for this study was performed using ANOVA followed by multiple comparisons tests, with *p < 0.05, **p < 0.01, ***p < 0.001 and ****p < 0.0001 between untreated and MRx0518 treated cells (see Figure 4). The level of statistical significance between treatments was expressed as a p-value between 0 and 1. The smaller the p-value, the stronger the evidence that the null hypothesis should be rejected. A p-value less than 0.05 (p < 0.05) is considered statistically significant, while it is considered highly significant as p < 0.001. It indicates strong evidence against the null hypothesis, as there is less than a 5% probability that the null is correct (and the results are random). Therefore, the null hypothesis is rejected, and the alternative hypothesis (there is an effect of treatment) is accepted.

A statistically significant outcome for primary efficacy endpoints is typically one of the requirements for FDA approval of a product. A statistically significant outcome indicates that the probability of the outcome occurring at random is less than the pre-established allowed error level, frequently set at 0.05 (or 1 in 20).

4D PHARMA PLC TABLE OF CONTENTS

Preclinical Mouse Models

MRx0518 demonstrated an immunostimulatory signature, which translated into in vivo anti-tumor activity in syngeneic mouse tumor models of breast (EMT6), kidney (RENCA) and lung (LLC1) cancers when dosed as a monotherapy, reducing tumor size between 35% to 51% compared to controls (see Figure 5).

Figure 5 - Results of preclinical trials of MRx0518 monotherapy in syngeneic mouse models of breast (EMT6), kidney (RENCA) and lung (LLC1) cancer. Significance relative to vehicle: ** (p < 0.01), **** (p < 0.0001).

Effects of MRx0518 on the tumor and intestinal microenvironment in vivo was also assessed in preclinical mouse models. MRx0518 increased intra-tumoral populations of T cells, CD8+ T cell and NK cells (see Figure 6); in addition to genetic expression of chemokines, cytokines and TLRs within the tumor. Moreover, MRx0518 increased splenic Tγδ cell, NK cell, cDC1, plasma blasts and plasma cell populations.

Figure 6 - Quantification of cell subsets utilizing tumor tissues and analysis via NanoString PanCancer IO360 Gene Expression Profile showed that MRx0518 administration in animal models led to increased intra-tumor populations of cytotoxic cells, T cells, CD8+ T cells and NK cells.

Significant work has also been carried out to elucidate the mechanism by which MRx0518 exerts its immunostimulatory effects (see Figure 7). While LBPs are poly-pharmaceutical and act on multiple biological pathways, in our preclinical trials we demonstrated that much of MRx0518’s activity stems from its agonism of toll-like receptor 5 (TLR5), a component of the innate immune system, through its flagellin. In addition, our preclinical mouse model study showed that MRx0518 also activates nuclear factor kappa-light-chain-enhancer of activated B cells (NFκB). Furthermore, the flagellin of MRx0518 was shown to be more immunostimulatory than flagellin from other species, and a reference strain of Enterococcus gallinarum. These findings, in tandem with the other preclinical results showing MRx0518’s specific effect on immune cell subsets and anti-tumor activity, were indicative of significant potential as an LBP immunotherapy.

4D PHARMA PLC TABLE OF CONTENTS

Figure 7. Activation of NF-κB and TLR5 pathway by E. gallinarum MRx0518 treatments. NF-κB (A) and TLR5 (B) activation after 22 h incubation with E. gallinarum MRx0518 (MRx0518LV), heat-killed MRx0518 (MRx0518HK) and culture supernatant (MRx0518SN) in HEK-Blue hTLR5 and THP1-Blue NF-kB reporter cell lines. A MOI of 10:1 was used with MRx0518LV and a 100:1 MOI equivalent was used with MRx0518HK and MRx0518SN. Heat-killed Listeria monocytogenes (HKLM) and Salmonella Typhimurium flagellin (FLA-ST) were used as positive controls for each cell line and YCFA was included as a negative control for MRx0518SN. NF-κB (C) and TLR5 (D) activation after 22 h incubation with E. gallinarum MRx0518 culture supernatant (MRx0518SN) and trypsin-treated supernatant (MRx0518Trypsin) (MOI 100:1 equivalent). YCFA = Yeast extract-Casein hydrolysate-fatty acid medium. Significance relative to vehicle: * (p < 0.05), ** (p < 0.01), *** (p < 0.001), **** (p < 0.0001).

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

Part A has been successfully completed and the safety review committee recommended proceeding to Part B of the study. Of the 12 patients enrolled into Part A of the trial, five patients (42%) demonstrated clinical benefit (defined as a complete response, partial response or stable disease for six months or longer) on treatment with MRx0518 and Keytruda (see Figure 8). These include three patients achieving partial responses with radiological scans giving evidence of tumor shrinkage of greater than 30% from baseline. To the best of our knowledge, we, through this data, delivered the first ever proof-of-concept data in the treatment of cancer using LBPs. We and MSD, the study collaborators, pre-defined the clinical benefit threshold in this trial to support further investigation as 10%, which has been substantially exceeded in the Part A cohort .

4D PHARMA PLC TABLE OF CONTENTS

Figure 8. Percentage change in sum of diameters of target tumors per RECIST v1.1 in patients enrolled in Part A of Phase I/II MRx0518 and Keytruda combination trial (NCT03637803), as of October 23, 2020. Radiological assessment was not possible for two patients who were withdrawn from the study due to progression-related adverse events. ‘X’ denotes when patients discontinued.

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

Initial results from Part A of this trial were presented at SITC 2020 in November 2020 (see Figure 9). For the 17 patients enrolled in Part A of this clinical trial, following MRx0518 treatment, relative increases in cytotoxic cells, CD8+ T cells and other immune subsets associated with anti-tumor activity were observed in paired tumor samples. Upregulation of key immuno-stimulatory anti-tumor cytokines and chemokines, such as IL-12 and CXCL10, was also observed in post-treatment plasma samples. Gene expression analysis identified significant expression changes in 98 genes (p<0.05) in paired samples as a result of MRx0518 treatment, including upregulation of pathways associated with antigen presentation, costimulatory signaling, cytokine and chemokine signaling, known to promote anti-tumor immune activity. Crucially, the changes in intratumor immune subsets observed echoed findings in the preclinical setting with MRx0518. We are currently designing Part B of this Phase I clinical trial and expect to begin enrollment and dosing 2021.

Figure 9. Relative frequency of immune cell subsets in diagnostic and surgery tumour samples were evaluated in the Phase I MRx0518 neoadjuvant monotherapy trial, evaluated using the NanoString IO360 platform and nSolver (A-B). Systemic cytokine concentrations were evaluated in plasma (Luminex ) (C). P values calculated using paired t-test (* = p < 0.05).

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

MRx1299 was selected using MicroRx and has an immunostimulatory host response profile. MRx1299 increased in vitro cytokine production by peripheral blood mononuclear cells (PBMCs) and splenocytes, and CD8+/Treg ratio in treated PBMCs, reduced clonogenic survival of various cancer cell lines; and reduced tumor growth by adoptive cell transfer in syngeneic cancer models in vivo (Figure 10).

Figure 10. MRx1299-induced immune activation was investigated in different cell types. MRx1299 induces a cytokine/chemokine signature in peripheral blood mononuclear cells (PBMCs) and splenocytes in vitro that includes IL-6, IL-22, IL-10, TNF-α, CXCL2, CXCL10, CCL3, CCL4 and CCL5, and increases the CD8+/Treg ratio in PBMCs in vitro. YCFA = Yeast extract-Casein hydrolysate-fatty acid medium. Significance relative to vehicle: * (p < 0.05), ** (p < 0.01), *** (p < 0.001), **** (p < 0.0001).

The mechanism of action of MRx1299 is mediated in part by its metabolite profile - MRx1299 produces short chain fatty acids which act as potent histone deacetylase inhibitors. Treatment with MRx1299 increased acetylated H3 and H4 nuclear staining in melanoma and colorectal cancer cell lines, and acetylation corresponded to reduced clonogenic growth (Figure 11 and Figure 12). Pretreatment with MRx1299 enhanced the anti-tumor activity of adoptively transferred cytotoxic T lymphocytes in an animal model of melanoma, increasing tumor infiltration and production of effector cytokines.

4D PHARMA PLC TABLE OF CONTENTS

Figure 11. MRx1299 increased acetylated H3 and H4 nuclear staining in melanoma cell lines. YCFA = Yeast extract-Casein hydrolysate-fatty acid medium.

Figure 12. MRx1299-induced histone acetylation correlated with reduced clonogenic growth in preclinical models of melanoma and colon carcinoma. YCFA = Yeast extract-Casein hydrolysate-fatty acid medium. Significance relative to vehicle: * (p < 0.05), ** (p < 0.01), *** (p < 0.001), **** (p < 0.0001).

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

4D PHARMA PLC TABLE OF CONTENTS

Respiratory Preclinical Data

Studies in a murine model of severe neutrophilic asthma of MRx-4DP004 showed a statistically significant reduction of lung inflammation in mice. MRx-4DP0004 markedly reduced the magnitude of the neutrophilic immune response, with a reduction of eosinophils also observed (see Figure 14). This was associated with a statistically non-significant increase in regulatory T cells (Tregs) in the lung. MRx-4DP0004 was associated with reduced numbers of dendritic cells (DCs) meaning that Tregs cells could interact directly with DCs by downregulating their surface expression of CD80/CD86, reducing the antigen-presenting ability of DCs and blocking the generation of allergen-specific T cell responses.

MRx-4DP0004 also lowered inflammation in the lung, strongly reducing peribronchiolar and perivascular infiltrates, and lung IL-1α, IL-1β, CXCL2. Additionally, histopathological analysis of lungs of mice exposed to house dust mites (HDM) showed that MRx-4DP0004 treatment strongly reduced peribronchiolar and perivascular inflammatory cell infiltration, resulting in lung histological appearance similar to that of untreated animals (see Figure 15).

Figure 14. Bronchoalveolar lavage fluid (BALF) cell counts of mice exposed to HDM, and treated therapeutically with MRx-4DP0004, anti-IL-17 or vehicle, with samples collected 24 h after final exposure. MRx-4DP0004 significantly reduced airway neutrophils, in addition to eosinophils. Significance relative to vehicle: Significance relative to vehicle: * (p < 0.05), ** (p < 0.01), *** (p < 0.001), **** (p < 0.0001).

Figure 15. MRx-4DP0004 lowered inflammation in the lung, strongly reducing peribronchiolar and perivascular infiltrates, and lung IL-1α, IL-1β, CXCL2. In contrast, anti-IL-17 treated animals were comparable to vehicle-treated groups. Histopathological analysis of lungs of mice exposed to HDM, and treated with MRx-4DP0004, anti-IL-17 or vehicle, with samples collected 24 h after final exposure, showed that MRx-4DP0004 treatment strongly reduced peribronchiolar and perivascular inflammatory cell infiltration, resulting in lung histological appearance similar to that of untreated animals. HDM = house dust mite. Significance relative to vehicle: * (p < 0.05), ** (p < 0.01), *** (p < 0.001).

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

Using MicroRx, a multi-targeted functional screening approach was employed that led to the selection of two strains of bacteria, MRx0005 and MRx0029. In vitro, the candidates decrease neuroinflammatory responses to stimuli including exogenous alpha-synuclein and protect against oxidative stress. MRx0029 also upregulated gene expression of proteins associated with gut barrier integrity such as Tight Junction Protein 1 and Occludin (Figure 16).

4D PHARMA PLC TABLE OF CONTENTS

Figure 16. In vitro, MRx0029 was able to decrease gut permeability as measured by FITC/Ussing chambers, and increase gene expression of proteins associated with gut barrier functions such as Tight Junction Protein 1 and Occludin. The candidates also demonstrated neuroprotection from TBHP and MPP-induced oxidative stress in undifferentiated SH-SY5Y cells, and reduction in disease-specific neuroinflammation induced by both LPS and mutated alpha-Synuclein proteins. YCFA = Yeast extract, casitone and fatty acid medium; TBHP = ; MPP ; FITC = . Significance relative to vehicle: * (p < 0.05), ** (p < 0.01), *** (p < 0.001).

Notably, MRx0029 has shown promise as a potentially disease-modifying therapy, by indicating a potentially neuro-regenerative effect that could counteract the characteristic loss of dopaminergic neurons in PD (Figure 17). MRx0029 induced neuronal differentiation in SH-SY5Y neuroblastoma cells towards a dopaminergic phenotype, via upregulation of microtubule-associated protein 2 (“MAP2”) at the gene and cellular level, and upregulation of dopamine active transporter and LIM homeobox transcription factor 1-beta (“LMX1B”) - markers of dopaminergic neurons.

4D PHARMA PLC TABLE OF CONTENTS

Figure 17. In vitro treatment of neuroblastoma cells with MRx0029 demonstrated differentiation to a dopaminergic-like neuronal phenotype, and significantly upregulated expression of numerous markers of dopaminergic neurons, including MAP2, LMX1B and DAT. MPTP = 1-methyl-4-phenyl-1,2,3,6-tetrahydropyridine; TH = Tyrosine hydroxylase; 7-NI = 7-Nitroindazole; YCFA = Yeast extract, casitone and fatty acid medium; MAP2 = Microtubule-associated protein 2; LMX1B = LIM homeobox transcription factor 1-beta; DAT/SCL6A3 = dopamine active transporter. Significance relative to vehicle: * (p < 0.05), ** (p < 0.01), *** (p < 0.001), ## (no significant difference from vehicle + vehicle).

In vivo in the 1-methyl-4-phenyl-1,2,3,6-tetrahydropyridine (“MPTP”) model of PD, MRx0029 reduced loss of tyrosine hydroxylase positive dopaminergic neurons, and MRx0005 was able to reduce deficits in dopamine and striatal 3,4-Dihydroxyphenylacetic acid (“DOPAC”), a metabolite of dopamine (Figure 18).

Figure 18. In the MPTP-induced animal model of PD, MRx0029 protected from the loss of TH+ neurons in MPTP-induced brain lesions, offering comparable neuroprotection to the 7-NI positive control. MRx0005 protected from loss of striatal dopamine and DOPAC in MPTP-treated mice, with a similar effect to the 7-NI positive control. MPTP = 1-methyl-4-phenyl-1,2,3,6-tetrahydropyridine; TH+ = tyrosine hydroxylase; 7-NI = 7-nitroindazole; DOPAC = 3,4-Dihydroxyphenylacetic acid. Significance relative to vehicle: * (p < 0.05), ** (p < 0.01), *** (p < 0.001), ## (no significant difference from vehicle + vehicle).

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

In genetic BTBR and environmental maternal immune activation (“MIA”) mouse models of autism, MRx0006 demonstrated statistically significant effects in a range of tests that assessed autism-like behaviors. The results in these models indicated reduced stereotyped behaviors, increased social interaction, reduced anhedonia, decreased depressive-like behavior, and decreased anxiety-like behaviors (see Figure 19).

Figure 19. MRx0006 effect on social behaviors assessed in several models, including three-chamber test and urine sniffing test. BTBR = inbred BTBR T+tf/J mouse model of autism; MIA = maternal immune activation. Significance relative to vehicle: * (p < 0.05), ## (no significant difference from vehicle + vehicle).

4D PHARMA PLC TABLE OF CONTENTS

Oxytocin and arginine vasopressin are neuropeptides synthesized in the hypothalamus and secreted from the posterior pituitary gland, that are implicated in social behaviors, in addition to feelings of trust, romance and aggression. MRx0006 demonstrated the ability to significantly increase expression of these neuropeptides, indicating potential to improve autistic-like behaviors (Figure 20).

Figure 20. MRx0006 significantly increased oxytocin and oxytocin receptor mRNA expression in mHypoA2-28 cells. MRx0006 also significantly increased hippocampal arginine vasopressin mRNA expression in BTBR mice. Significance relative to vehicle: * (p < 0.05), ** (p < 0.01), *** (p < 0.001).

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

4D PHARMA PLC TABLE OF CONTENTS

Additionally, MRx0002 was able to completely prevent the onset of disease in an acute experimental autoimmune encephalomyelitis (“EAE”) animal model of MS, and histological analysis in these models showed significantly reduced inflammation of the spinal cord. MRx0002 also showed a significant reduction in clinical scores compared to vehicle in a chronic EAE model (Figure 21).

Figure 21. In an acute experimental autoimmune encephalomyelitis (EAE) mouse model, MRx0002 completely prevented the onset of disease. In a chronic EAE model, MRx0002 also led to a significant reduction in clinical scores. PBS = Phosphate buffered saline; CFU = colony-forming unit.

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

Moreover, MRx0006 was able to significantly improve clinical scores in vivo using a type II collagen (“CII”)-induced arthritis model of RA (see Figure 22). MRx0006 also showed a distinct protection of joint architecture from inflammatory damage in histopathological assessment and scoring (see Figure 23).

Figure 22. MRx0006 significantly reduced clinical scores (swelling of paws and joints), compared to vehicle following type II-collagen (CII) induction; and significantly reduced all hind limb histopathological scores, including joint inflammation, and cartilage and bone damage. Significance relative to vehicle: ♦ (p<0.05 compared to vehicle on given day), **** (p<0.0001 compared to Day 21 in vehicle); *** (p < 0.001).

4D PHARMA PLC TABLE OF CONTENTS

Figure 23. Representative H&E stained saggital sections of arthritic mouse hind limbs derived from subjects in the type II collagen (CII)-induced arthritis model of RA. Cartilage destruction, bone erosion and infiltration of inflammatory cells including macrophages (M) and neutrophils (N) were visible in vehicle-treated animals, whereas MRx0006 treated animals demonstrated few infiltrating inflammatory cells and minimal bone erosion.

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

4D PHARMA PLC TABLE OF CONTENTS

Figure 24. Thetanix protects against intestinal inflammation in dextran sodium sulfate (DSS) mouse models of colitis, reducing disease-associated bodyweight loss, downregulating inflammatory signals, and improving histopathology scores. BT = Thetanix. Significance relative to vehicle: ** (p < 0.01), **** (p < 0.0001).

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

4D PHARMA PLC TABLE OF CONTENTS

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this 20-F. This discussion and other parts of the 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this 20-F. Please also see “Cautionary Statement Regarding Forward-Looking Statements.” For a comparison of our results of operations for the fiscal years ended December 31, 2019 and 2018, see Management’s Discussion and Analysis of Financial Condition and Results of Operations of 4D Pharma included in Amendment No. 5 to our registration statement on Form F-4 (File No. 333-250986), filed with the SEC on February 24, 2021, and incorporated herein by reference.

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

4D PHARMA PLC TABLE OF CONTENTS

Comparison of the Year Ended December 31, 2020 to the Year Ended December 31, 2019

Results of Operations

	For the Year Ended December 31,
	2020	2019
Revenues	$690	$269
Operating expenses:
Research and development	23,384	29,193
General and administrative expenses	13,015	10,380
Foreign currency losses (gains)	(699)	957
Total operating expenses	35,700	40,530
Operating loss	(35,010)	(40,261)
Other income (expense), net
Interest income	6	78
Other income	4,496	6,883
Change in fair value of contingent consideration payable	-	2,967
Total other income, net	4,502	9,928
Net loss before income tax benefit --	(30,508)	(30,333)
Income tax benefit	13	-
Net loss	$(30,495)	$(30,333)

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

B. Liquidity and Capital Resources

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

4D PHARMA PLC TABLE OF CONTENTS

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Executive Officers
Duncan Peyton	51	Chief Executive Officer, and Director
Dr. Alexander Stevenson	50	Chief Scientific Officer, and Director
John Beck	61	Chief Financial Officer
Richard Avison	43	Group Finance Director
Non-Executive Directors
Prof. Axel Glasmacher	60	Non-Executive Director Chairman
Dr. Edgardo (Ed) Baracchini	61	Non-Executive Director
Dr. Alexander (Sandy) Macrae	58	Non-Executive Director
Dr. Katrin Rupalla	53	Non-Executive Director
Paul Maier	73	Non-Executive Director

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

	Amount and Nature of Share Ownership
Name of Principal Stockholder	Number of Shares(1)	Percentage Owned (%)
Duncan Peyton(2)	9,522,593	5.7%
Alexander Stevenson(3)	9,366,295	5.6%
Axel Glasmacher(4)	30,000	*	%
Richard Avison(5)	838	*	%
Edgardo Baracchini	—	*	%
Katrin Rupalla	—	*	%
Sandy Macrae	—	*	%
John Beck	—	*	%
Paul Maier	—	*	%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding ordinary shares.

(1)	Ordinary shares figures include ordinary shares represented by ADSs.

(2)	Consists of (i) 8,359,835 shares held of record, (ii) 666,666 warrants issued pursuant to the February 2020 fundraise and exercisable for £1.00 per share at any time for 5 years after issuance on March 9, 2020 by Mr. Peyton and (iii) 496,092 shares issued to Mr. Peyton pursuant to a commitment to provide financial backing to Longevity in the event of redemptions by shareholders of Longevity pursuant to a certain backstop arrangement. Does not include any shares issuable pursuant to Mr. Peyton’s commitment to enter into a Subscription Agreement to purchase ordinary shares in connection with the PIPE.

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

	Amount and Nature of Share Ownership
Name of Principal Stockholder	Number of Shares(1)	Percentage Owned (%)
Entities affiliated with Steven Olivera(2)	26,572,916	14.4%
Merck & Co.(3)	12,145,523	6.6%
Duncan Peyton(4)	9,522,593	5.7%
Alexander Stevenson(5)	9,366,295	5.6%

(1)	Ordinary shares figures include ordinary shares represented by ADSs.

(2)	Consists of (i) 10,000,000 shares of record and 5,000,000 warrants issued on March 9, 2020 exercisable for £1.00 per share at any time for 5 years after issuance held by South Ocean Capital Management LLC, (ii) 7,114,986 shares of record held by Nemean Asset Management LLC, (iii) 850,000 shares of record and 383,050 warrants issued on March 9, 2020 exercisable for £1.00 per share at any time for 5 years after issuance held by Steven Oliveira, (iv) 612,880 shares of record and 306,440 warrants issued on March 9, 2020 exercisable for £1.00 per share at any time for 5 years after issuance held by South Ocean Capital LLC and (v) 2,305,560 shares issued to Nemean Asset Management LLC pursuant to a commitment to provide financial backing to Longevity in the event of redemptions by shareholders of Longevity pursuant to a certain backstop arrangement. The address for these entities is c/o 225 Via Palacio, Palm Beach Gardens, Florida, 33418, United States of America.

(3)	Consists of 8,315,023 shares of record and 3,830,500 warrants issued on March 9, 2020 exercisable for £1.00 per share at any time for 5 years after issuance held by Merck & Co. The address for these entities is 2000 Galloping Hill Road Kenilworth NJ 07033.

(4)	Consists of (i) 8,359,835 shares held of record, (ii) 666,666 warrants issued on March 9, 2020 exercisable for £1.00 per share at any time for 5 years after issuance by Mr. Peyton and (iii) 496,092 shares issued to Mr. Peyton pursuant to a commitment to provide financial backing to Longevity in the event of redemptions by shareholders of Longevity pursuant to a certain backstop arrangement. Does not include any shares issuable pursuant to Mr. Peyton’s commitment to enter into a Subscription Agreement to purchase ordinary shares in connection with the PIPE.

(5)	Consists of (i) 8,317,896 shares held of record, (ii) 666,666 warrants issued on March 9, 2020 exercisable for £1.00 per share at any time for 5 years after issuance by Dr. Stevenson and (iii) 381,733 shares issued to Mr. Stevenson pursuant to a commitment to provide financial backing to Longevity in the event of redemptions by shareholders of Longevity pursuant to a certain backstop arrangement. Does not include any shares issuable pursuant to Dr. Stevenson’s commitment to enter into a Subscription Agreement to purchase ordinary shares in connection with the PIPE.

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

Agreements with Collaborators

MSD purchased 7,661,000 shares of the Company’s common stock in February 2020, a further 654,023 were added during the March 22, 2021 fundraise, with MSD currently holding 4.6% of the Company’s total outstanding common stock. The Company entered into the MSD Agreement with MSD in October 2019. See “Item 4. Information on the Company—B. Business Overview—Collaborations—Research Collaboration and Option to License Agreement with Merck” for further information. Additionally, the Company also has an ongoing clinical trial evaluating MRx0518 in the combination with Keytruda in patients with solid tumors who progresses on prior PD-1 inhibitor therapy. Under the terms of the agreement MSD will provide Keytruda free of charge to the trial.

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

The following table provides information regarding fees paid by us to RSM US LLP for all services, for the years ended December 31, 2019 and 2020:

	Year Ended December 31,
	2019(1)	2020
	(in thousands of dollars)
Audit fees(2)	$375	$170
Audit related fees(3)	205	-
Other fees	5	-
Audit and other fees of affiliated entities(4)	$73	$80
Total fees	$658	$250

(1)	2019 audit fees included those incurred for the U.S. GAAP audit of the 2018 accounts
(2)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements and audits of our subsidiary accounts for 2018 and 2019.
(3)	Includes professional services rendered in connection with the Merger and the planned equity fundraising.
(4)	Includes fees in relation to the audit of the annual financial statements under International Financial Reporting Standards (IFRS) by RSM UK.

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

4D PHARMA PLC TABLE OF CONTENTS

Item 19. Exhibits

The following exhibits are filed herewith unless otherwise indicated:

Exhibit Number	Exhibit Description	Included herein	Form	Filing Date
1.1	Articles of Association of 4D pharma plc, effective as of March 18, 2021		F-4/A	01/27/21
2.1	Form of share certificate of 4D pharma plc ordinary share		F-4/A	01/27/21
2.2	Deposit Agreement among 4D pharma plc., JPMorgan Chase Bank, N.A., as depositary thereunder, and all Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder evidencing American Depositary Shares representing deposited Shares		F-6	02/18/21
2.3	Warrant Agreement between Longevity Acquisition Corporation and Continental Stock Transfer & Trust Company, dated August 28, 2018		F-4/A	02/16/21
2.4	Form of Warrant		F-4/A	02/16/21
2.5	Description of Securities registered under Section 12 of the Securities Act of 1933, as amended		20-F	04/02/21
4.1	Agreement and Plan of Merger by and among Longevity Acquisition Corporation, 4D pharma plc and Dolphin Merger Sub Limited, dated October 21, 2020		F-4	11/25/20
4.2	Form of Assumption Agreement among 4D pharma plc, Longevity Acquisition Corporation and Continental Stock Transfer & Trust Company		F-4/A	02/16/21
4.3#	Strategic Collaboration Agreement by and between The University of Texas M.D. Anderson Cancer Center and 4D pharma plc, dated November 10, 2017		F-4/A	01/08/21
4.4#	Research Collaboration and Option to License Agreement by and between Merck Sharp & Dohme Corp. and 4D pharma plc, dated October 7, 2019		F-4/A	01/08/21
4.5	Lease Agreement between University Court of the University of Aberdeen and 4D Pharma Research Limited dated August 1, 2013		F-4/A	01/27/21
4.6	Lease Agreement by and among Bishopsgate Long Term Property Fund Nominees No. 1 Limited and Bishopsgate Long Term Property Fund Nominees No. 2 Limited and 4D pharma plc, dated May 3, 2017		F-4/A	01/27/21
4.7	Lease Agreement between Istituto Biomar and 4D Pharma Leon SLU, dated April 7, 2016		F-4/A	01/27/21
4.8+	Service Agreement between Duncan Peyton and 4D pharma plc, dated February 10, 2014		F-4/A	01/27/21
4.9+	Service Agreement between Alexander Stevenson and 4D pharma plc, dated February 10, 2014		F-4/A	01/27/21
4.10+	Service Agreement between Richard Avison and 4D pharma plc, dated November 1, 2017		F-4/A	01/27/21
4.11+	Service Agreement between Katrin Rupalla and 4D pharma plc, dated August 18, 2020		F-4/A	02/16/21
4.12+	Service Agreement between Sandy Macrae and 4D pharma plc, dated August 19, 2019		F-4/A	02/16/21
4.13+	Service Agreement between Edgardo Baracchini and 4D pharma plc, dated December 6, 2018		F-4/A	02/16/21
4.14+	4D pharma plc 2015 Long Term Incentive Plan and related forms		F-4/A	01/27/21
4.15+	Form of lock-up agreement by and among 4D pharma plc and certain of 4D pharma’s shareholders		F-4/A	01/08/21
8.1	Subsidiaries of 4D pharma plc		20-F	04/02/21
12.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X
12.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X
13.1*	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X
13.2*	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X
101.INS	XBRL Instance Document.	X
101.SCH	XBRL Taxonomy Extension Schema.	X
101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase.	X
101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase.	X
101.LAB	XBRL Taxonomy Extension Schema Label Linkbase.	X
101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase.	X

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

* Furnished herewith.

4D PHARMA PLC TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of 4D pharma plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 4D pharma plc and its subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, and comprehensive loss, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

4D PHARMA PLC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

	December 31,
	2020	2019	2018

Revenues	$690	$269	$-
Operating expenses:
Research and development	23,384	29,193	27,830
General and administrative expenses	13,015	10,380	11,294
Foreign currency losses (gains)	(699)	957	(234)
Total operating expenses	35,700	40,530	38,890
Loss from operations	(35,010)	(40,261)	(38,890)
Other income, net:
Interest income	6	78	379
Interest expense	-	-	(3)
Other income	4,496	6,883	6,378
Change in fair value of contingent consideration payable	-	2,967	(465)
Total other income, net	4,502	9,928	6,289
Net loss before income tax benefit	(30,508)	(30,333)	(32,601)
Income tax benefit	13	-	-
Net loss	(30,495)	(30,333)	(32,601)

Other comprehensive income
Foreign currency translation adjustment	1,566	1,113	(3,995)
Comprehensive loss	$(28,929)	$(29,220)	$(36,596)

Net loss per common share, basic and diluted	$(0.27)	$(0.46)	$(0.50)
Weighted-average number of common shares used in computing basic and diluted net loss per common share	114,149,743	65,493,842	65,493,842

The accompanying notes are an integral part of these consolidated financial statements.

4D PHARMA PLC

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except share and per share amounts)

	Common stock		Additional Paid-In	Accumulated Other Comprehensive	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Loss	Deficit	Equity

Balance, December 31, 2017	65,493,842	$266	$173,673	$(22,833)	$(54,086)	$96,300
Other comprehensive income	-	-	-	(3,995)	-	(3,995)
Net loss	-	-	-	-	(32,601)	(32,601)
Share-based compensation	-	-	363	-	-	363
Balance, December 31, 2018	65,493,842	$266	$174,036	$(26,828)	$(87,407)	$60,067
Other comprehensive income	-	-	-	1,113		1,113
Net loss	-	-	-	-	(30,333)	(30,333)
Share-based compensation	-	-	340	-	-	340
Balance, December 31, 2019	65,493,842	266	174,376	(25,715)	(117,740)	31,187
Issuance of common stock, net	65,898,400	213	32,801	-	-	33,014
Issuance of warrants	-	-	3,270	-	-	3,270
Warrant exercises	75,693	-	98	-	-	98
Other comprehensive income	-	-	-	1,566	-	1,566
Net loss	-	-	-	-	(30,495)	(30,495)
Share-based compensation	-	-	331	-	-	331
Balance, December 31, 2020	131,467,935	$479	$210,876	$(24,149)	$(148,235)	$38,971

The accompanying notes are an integral part of these consolidated financial statements.

4D PHARMA PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share and per share amounts)

	December 31,
	2020	2019	2018

Cash Flows from Operating Activities:
Net loss	$(30,495)	$(30,333)	$(32,601)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,572	1,644	1,614
Stock based compensation	331	340	363
Change in fair value of contingent consideration	-	(2,967)	465
Other non-cash expenses	13	74	1
Changes in assets and liabilities:
Prepayments and other current assets	(1,168)	168	2,735
Research and development tax credits receivable	2,422	(939)	(1,678)
Accounts payable	2,677	(903)	163
Deferred revenues	(689)	2,197	-
Operating lease obligations	(185)	(148)	-
Other liabilities and accrued expenses	(1,748)	2,184	(1,220)
Net cash used in operating activities	(27,270)	(28,683)	(30,158)
Cash Flows from Investing Activities:
Purchase of software	(19)	(73)	(5)
Purchase of property and equipment	(211)	(681)	(721)
Acquisition of subsidiary net of cash acquired	-	-	(887)
Proceeds on disposal of assets	-	55	-
Maturities of short-term investments	-	12,982	37,564
Net cash (used in) provided by investing activities	(230)	12,283	35,951
Cash Flows from Financing Activities:
Net proceeds from issuance of common stock	33,014	-	-
Issuance of warrants	3,270	-	-
Warrant exercises	98	-	-
Deferred merger costs	(1,901)	-	-
Lease liability payments	(14)	(14)	(13)
Net cash provided by (used in) financing activities	34,467	(14)	(13)

Effect of exchange rate changes on cash and cash equivalents	(8)	1,000	(1,386)
Change in cash and cash equivalents	6,959	(15,414)	4,394
Cash and cash equivalents at beginning of year	5,031	20,445	16,051
Cash and cash equivalents at end of year	$11,990	$5,031	$20,445
Supplemental disclosures of non-cash investing and financing activities
Cash paid for interest	$224	$230	$1
Lease liabilities from obtaining right-of-use assets	$-	$1,446	$-

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

Concurrently with the completion of the merger, on March 22, 2021, the Company raised £18.0 million ($25.0 million) through the issuance of 16,367,332 common shares at a share price of £1.10 or ($1.53) per share.

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

Accretion expense on the liability is recognized over the estimated productive life of the related assets and is included on the consolidated statements of operations under general and administrative expenses. For the years ended December 31, 2020, 2019 and 2018 accretion expenses were $27, $22 and Nil, respectively.

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

At December 31, 2020, 2019 and 2018, the Company excluded the outstanding securities summarized below, which entitle the holders thereof to acquire shares of common stock, from its calculation of earnings per share, as their effect would have been anti-dilutive.

	December 31,
	2020	2019	2018
Common stock warrants	21,924,307	-	-
Common stock options	485,056	925,589	1,047,332
Total	22,409,363	925,589	1,047,332

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

Depreciation and related amortization expense was $1,111, $1,368, and $1,216 for the years ended December 31, 2020, 2019 and 2018 respectively.

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

Amortization expense was $262, $276 and $398 for the years ended December 31, 2020, 2019 and 2018, respectively.

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

Operating lease costs were $311 and $307 for the years ended December 31, 2020 and 2019, respectively. Cash paid for amounts included in the measurement of operating lease liabilities was $301 and $262 for the years ended December 31, 2020 and 2019, respectively. Short term lease costs were $174 and $199 for the years ended December 31, 2020 and 2019, respectively. Cash paid for short term leases was $155 and $169 for the years ended December 31, 2020 and 2019, respectively.

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

	December 13,	July 22,	December 31,	December 31
	2020	2020	2019	2018
Risk-free interest rate	0.09%	0.08%	0.57%	0.72%
Expected volatility	35.74%	40.11%	69.62%	54.95%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%
Expected term (in years)	1.56 year	0.77 years	3 years	3 years

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

Stock-based compensation expense for the years ended December 31, 2020, 2019 and 2018 was $331, $340 and $363, respectively. As of December 31, 2020, total unrecognized stock-based compensation expense relating to unvested stock options was $344. This amount is expected to be recognized over a weighted-average period of 1.32 years.

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

The Company has allocated the transaction price entirely to the single bundled performance obligation and recorded the $2.5 million initially as deferred revenue and will recognize revenue over the period the research and development services are provided using an input method as a measure of progress towards completion of the performance obligation according to actual research and development costs and labor effort incurred compared to the estimated total research and development costs and labor effort, to estimate progress toward satisfaction of the performance obligation, and will remeasure its progress towards completion of the performance obligation at the end of each reporting period. For the years ended December 31, 2020, 2019 and 2018, the Company has recognized $690, $269 and Nil respectively, in collaboration revenues. Associated development costs and labor effort of $1,345 and $215, are included within research and development costs in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2020 and 2019, respectively.

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

The average standard rate for activities undertaken in all jurisdictions was 19.0% for the years ended December 31, 2020 and 2019.

For the years ended December 31, 2020 and 2019 loss before income tax benefit is as follows:

	December 31,
	2020	2019	2018
Loss before income taxes arising in UK	$29,938	$27,751	$30,364
Loss before income taxes arising in Ireland	918	1,539	1,693
(Profit)/loss before income taxes arising in Spain	(340)	1,043	544
(Profit) before income taxes arising in United States	(8)	-	-
Total loss before income tax	$30,508	$30,333	$32,601

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

The difference between the actual income tax benefit and that computed by applying average standard tax rate to pre-tax loss from continuing operations is summarized below:

	For the Years Ended December 31,
	2020		2019		2018
Loss before income taxes	$(30,508)	%	$(30,333)	%	$(32,601)	%
Expected tax benefit	(5,797)	(19.0)%	(5,763)	(19.0)%	(6,087)	(18.7)%
Costs included in R&D tax credit	2,255	7.4%	4,070	13.4%	-	0.0%
Non-taxable income	(846)	(2.8)%	(1,299)	(4.3)%	-	0.0%
Foreign tax differential	(248)	(0.8)%	69	0.2%	4	0.0%
Change in valuation allowance	4,504	14.8%	3,111	10.3%	6,057	18.6%
Other	119	0.4%	(188)	(0.6)%	26	(0.1)%
Income tax benefit	$(13)	0%	$-	0%	$-	0%

	Years Ended December 31,
	2020	2019	2018
Current tax expense	$2	$-	$-
Deferred tax benefit	(15)	-	-
Income tax benefit	$(13)	$-	$-

The tax effects of the temporary differences that give rise to significant portions of deferred income tax assets and liabilities are presented below:

	December 31,
	2020	2019
Deferred tax assets/(liabilities):
Net operating tax loss carry forwards	$17,025	$10,847
Property and equipment, net	(179)	(247)
Right of use assets	(90)	(99)
Intangible assets	(1,166)	(1,006)
Stock-based compensation expense	319	218
Operating lease liabilities	103	102
Valuation allowance	(16,030)	(9,846)
Net deferred tax liability	$(18)	$(31)

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

NOTE 13 – RELATED PARTY TRANSACTIONS

One of the directors of our subsidiary, Antonio Fernandez is also a director of Biomar Microbial Technologies (“Biomar”), which charged rent and building service costs to the Company of $153, $51 and $24 for the years ended December 31, 2020, 2019 and 2018, respectively. The Company charged Biomar $41, $35 and $44 for services as of December 31, 2020, 2019 and 2018, respectively. As of December 31, 2020 and 2019, $4 and $54, respectively, was due from Biomar for these services.

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