Form 20-F
period 2021-12-31
4D Pharma PLC
filed 2022-03-31
CIK 1830162

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Title of each class	Number of shares outstanding as of December 31, 2021
Ordinary Shares, nominal value £0.0025 per Share	180,300,967

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

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

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

4D Pharma owns or has rights to trademarks, trade names and service marks that it uses in connection with the operation of its business. In addition, 4D Pharma’s names, logos and website names and addresses are its trademarks or service marks. Other trademarks, trade names and service marks appearing in this Annual Report on Form 20-F are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this Annual Report on Form 20-F are listed without the applicable ®, ™ and SM symbols, but they will assert, to the fullest extent under applicable law, their rights to these trademarks, trade names and service marks.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

This Annual Report on Form 20-F contains our audited consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 (our “audited consolidated financial statements”), prepared in accordance with the generally accepted accounting principles in the United States (“GAAP”). Our financial information is presented in U.S. dollars.

Currencies and Exchange Rates

References in this Annual Report on Form 20-F to “USD,” “U.S. dollars,” “dollars,” “$” or “cents” are to the currency of the United States and references to “GBP,” “pounds sterling,” “pounds,” “£,” “pence” or “p” are to the currency of the United Kingdom. There are 100 pence to each pound.

In this Annual Report on Form 20-F, unless otherwise stated, pounds sterling have been translated into U.S. dollars at the noon buying rate in New York City for cable transfers in pounds sterling as certified for custom purposes by the Federal Reserve Bank of New York, on the date indicated. On March 25, 2022, the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York was $1.3193 per £1.00. These translations should not be construed as a representation that the U.S. dollar amounts actually represent, or could be converted into, pounds sterling at the rates indicated.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains or may contain “forward-looking statements” within the meaning of the Securities Exchange Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act. These forward-looking statements are management’s beliefs and assumptions. In addition, other written or oral statements that constitute forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which we operate and statements may be made by or on our behalf or included in other materials released to the public. Words such as “may,” “will,” “could,” “should,” “would,” “plan,” “potential,” “intend,” “anticipate,” “project,” “target,” “believe,” “seek,” “estimate” or “expect” and other words, terms and phrases of similar nature are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are statements which are not historical fact and involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties, and include, but are not limited to, statements regarding intent, belief or current expectations. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. There are a number of important factors that could cause our actual results to differ materially from those indicated by such forward-looking statements. .

Forward-looking statements are based on the current beliefs and assumptions of our management and on information currently available to our management. While our management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments will be as anticipated. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section “Item 3. Key Information—D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	the process of discovering, developing and commercializing drugs that are safe and effective for use as human therapeutics and operating as an early clinical stage company;
●	our ability to develop, initiate or complete preclinical studies and clinical trials for, obtain approvals for and commercialize any of our therapeutic candidates;
●	the timing, progress and results of preclinical studies and clinical trials for MRx0518, MRx-4DP0004, MRx0029, MRx0005, Blautix, Thetanix or any other of our therapeutic candidates, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work and the period during which the results of the trials will become available;
●	changes in our plans to develop and commercialize our therapeutic candidates;
●	the potential for clinical trials of MRx0518, MRx-4DP0004, MRx0029, MRx0005, Blautix, Thetanix or any other of our therapeutic candidates to differ from preclinical, preliminary or expected results;
●	our ability to enroll patients and volunteers in clinical trials, timely and successfully completion of those trials and receipt of necessary regulatory approvals;
●	our ability to continue to manufacture sufficient quantity of our therapeutic candidates and to scale manufacturing to clinical-scale and small-to-mid-scale commercial supply;
●	negative impacts arising from pandemics, such as COVID-19, on our operations, including the impact on clinical trials;
●	the risk of the occurrence of any event, change or other circumstance that could give rise to the termination of the strategic collaboration agreement with the University of Texas MD Anderson Cancer Center (“MD Anderson”) or the research collaboration and option to license agreement with Merck Sharp & Dohme Corp.;
●	our ability to obtain funding for our operations, including funding necessary to complete the clinical trials of any of our therapeutic candidates, and the terms on which we are able to raise additional capital;
●	the risk of the occurrence of any event, change or other circumstance that could give rise to the triggering the security agreement with Oxford Finance Luxembourg S.À R.L., which is secured by our assets;
●	regulatory developments in the United Kingdom, the United States and other countries;
●	our reliance on third parties, including contract research organizations;
●	our ability to claim UK Research and Development tax credits;
●	our estimates regarding future expenses, revenues and needs for additional financing and the accuracy thereof, including the risk that values on financial instruments, such as warrants and share options, create unforeseen fluctuations in profits and tax liability;
●	our ability to obtain and maintain intellectual property protection for our therapeutic candidates;
●	the future composition of our management team and directors and those of our subsidiaries;
●	competition in the industry in which we operate;
●	matters relating to Brexit; and
●	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation organized under the laws of England and Wales. A substantial portion of our assets and most of our directors and executive officers are located and reside, respectively, outside the United States. Because of the location of our assets and board members, it may not be possible for investors to serve process within the United States upon us or such persons with respect to matters arising under the United States federal securities laws or to enforce against us or persons located outside the United States judgments of United States courts asserted under the civil liability provisions of the United States federal securities laws.

We understand that there is doubt as to the enforceability in the United Kingdom, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States insofar as they are fines or penalties. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom by reason of being a penalty.

We have appointed Cogency Global Inc. as its agent to receive service of process in any action against it in any state or federal court in the State of New York.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

[Reserved]

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

D. Risk Factors

SUMMARY RISK FACTORS

The below summary risks provide an overview of the material risks we are exposed to in the normal course of our business activities. The below summary risks do not contain all of the information that may be important to you, and you should read the summary risks below together with the more detailed discussion of risks set forth following this section under the heading “Risk Factors,” as well as elsewhere in this annual report. The summary risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem less significant may also affect our business operations or financial results. Consistent with the foregoing, we are exposed to a variety of risks, including those associated with the following:

●	We are a development-stage company and have incurred significant losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.
●	We will require substantial additional capital to finance our operations. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce and/or eliminate one or more of our research and drug development programs or future commercialization efforts. Such capital raises may cause dilution to our holders, including holders of our shares and ADSs.
●	We are very early in our development efforts and may not be successful in our efforts to use our platform to build a pipeline of therapeutic candidates and develop marketable drugs. We may encounter substantial delays in the design, manufacture, regulatory approval, and launch of any of our therapeutic candidates, which could prevent us from commercializing any products we develop on a timely basis, if at all.
●	We have a limited operating history, have not initiated or completed any pivotal clinical trials, and have no products approved for commercial sale, which may make it difficult for you to evaluate our current business and likelihood of success and current and future viability.
●	We have limited experience manufacturing our therapeutic candidates at commercial scale, and if we decide to expand our own manufacturing facility, we cannot assure you that we can manufacture our therapeutic candidates in compliance with regulations at a cost or in quantities necessary to make them commercially viable.
●	Our therapeutic candidates are single-strain LBPs, which are an unproven approach to therapeutic intervention.
●	There may be adverse events, such as immunotoxicity associated with the fundamental pharmacology of our therapeutic candidates or our therapeutic candidates may cause undesirable side effects, toxicities or other undesirable side effects when used alone or in combination with other approved products or investigational new drugs.
●	Companies with differing microbiome or microbial products may produce negative clinical data which could adversely affect public perception of microbiome-derived therapies, and may negatively impact regulatory approval of, or demand for, our potential products.
●	The clinical trials of our therapeutic candidates may not demonstrate safety and efficacy to the satisfaction of the MHRA, FDA, EMA or other comparable foreign regulatory authorities or otherwise produce positive results and the outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and the results of our clinical trials may not satisfy the requirements of the MHRA, FDA, EMA or other comparable foreign regulatory authorities.
●	If we experience delays or difficulties in the enrolment of patients in clinical trials or data from our clinical trials may changes as more patient data become available, our regulatory submissions or receipt of necessary regulatory approvals could be delayed or prevented.
●	We have begun developing and expect to continue to develop MRx0005, MRx0029, MRx0518 and potentially other therapeutic candidates in combination with other therapies, which exposes us to additional risks.
●	We face significant competition, and if our competitors develop and market technologies or products more rapidly than we do or that are more effective, safer or less expensive than the products we develop, our commercial opportunities will be negatively impacted.
●	We expect to depend on collaborations with third parties for the research, development, and commercialization of certain of the therapeutic candidates we may develop. If any such collaborations are not successful, we may not be able to realize the market potential of those therapeutic candidates.

●	If we are unable to obtain and maintain patent and other intellectual property protection for any therapeutic candidates we develop, or if the scope of the patent and other intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize any therapeutic candidates we may develop may be adversely affected.
●	We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs.
●	Our operations and financial results could be adversely impacted by a variety of events outside our control, including, outbreaks of infectious diseases such as the COVID-19 pandemic in the United Kingdom, United States and the rest of the world and political instability such as the recent conflict in Ukraine.
●	The withdrawal of the United Kingdom from the EU, commonly referred to as “Brexit,” may adversely impact our ability to obtain regulatory approvals of our therapeutic candidates in the EU, result in restrictions or imposition of taxes and duties for importing our therapeutic candidates into the EU, and may require us to incur additional expenses in order to develop, manufacture and commercialize our therapeutic candidates in the EU.
●	Our ability to claim UK Research and Development tax credits would impact our cash requirements and the amount of additional capital required.

Risks Related to Our Financial Position and Need for Additional Capital

We are a development-stage company and have incurred significant losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

Since inception, we have incurred significant operating losses, have not generated any revenue from product sales to date and have financed our operations principally from proceeds from sales of our ordinary shares on Alternative Investment Market of the London Stock Exchange (the “AIM”) and NASDAQ with further capital raised from our acquisition of Longevity and certain loans. Our net loss was $31.9 million for the year ended December 31, 2021, $30.5 million for the year ended December 31, 2020, $30.3 million for the year ended December 31, 2019. As of December 31, 2021, we had an accumulated deficit of $180.2 million. We have devoted substantially all of our financial resources and efforts to developing our MicroRx LBP discovery platform, identifying potential therapeutic candidates and conducting preclinical and clinical studies of our therapeutic candidates. We are in the early stages of developing our therapeutic candidates, and we have not completed the development of any microbiome therapies or other drugs or biologics. As a result, we expect that it could be several years, if ever, before we have a commercialized product and generate revenue from product sales. Even if we succeed in receiving marketing approval for and commercialize one or more of our therapeutic candidates, we expect that we will continue to incur substantial research and development costs and other expenses in order to discover, develop and market additional potential products.

As of December 31, 2021, the Company’s cash and cash equivalents were $21.0 million. The Company expects that its existing cash and cash equivalents, will be sufficient to satisfy its working capital needs, capital asset purchases, outstanding commitments and other liquidity requirements associated with our existing operations into the fourth quarter of 2022, which raises substantial doubt regarding the Company’s ability to continue as a going concern for a period of one year after the date that the financial statements are issued. Certain elements of the Company’s operating plan to alleviate the conditions that raise substantial doubt are outside of the Company’s control and cannot be included in management’s evaluation under the requirements of Accounting Standards Codification (ASC) 205-40, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. Accordingly, the Company has concluded that substantial doubt exists about the Company’s ability to continue as a going concern for a period of at least twelve months from the date of the issuance of these consolidated financial statements.

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

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. Our operations have consumed substantial amounts of cash since inception, and we expect our expenses to increase in connection with our ongoing activities, particularly as we conduct clinical trials of, and seek marketing approval for MRx0518, MRx-4DP0004, MRx0029, Blautix and Thetanix and our other programs. Even if one or more of the therapeutic candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with sales, marketing, manufacturing and distribution activities. Our expenses could increase beyond expectations if we are required by the MHRA, FDA, the EMA or other regulatory agencies to perform clinical trials or preclinical studies in addition to those that we currently anticipate. Other unanticipated costs may also arise. Because the design and outcome of our planned and anticipated clinical trials are highly uncertain, we cannot reasonably estimate the actual amount of resources and funding that will be necessary to successfully complete the development and commercialization of any product candidate we develop. While we have met with the MHRA, FDA and EMA to discuss the clinical development of our candidates, we have not discussed commercialization of any of programs, and we are not permitted to market or promote MRx0518, MRx-4DP0004, MRx0029, Blautix and Thetanix, or any other product candidate, before we receive marketing approval from the MHRA, FDA or EMA. Accordingly, we will need to obtain substantial additional funding in order to continue our operations.

As of December 31, 2021, we had $21.0 million in cash and cash equivalents. We expect our current cash and cash equivalents, including the €1 million ($1.1 million) overdraft facility and a $12.5 million loan from Oxford Finance, will be sufficient to fund our current operating plan to the fourth quarter of 2022. Our estimate as to how long we expect our existing cash and cash equivalents, to be able to continue to fund our operations is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

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

Drug development is a highly uncertain undertaking and involves a substantial degree of risk. While we have now completed three clinical trials and have five more clinical trials ongoing, we do not have any products approved for sale. For instance, MRx0518, our lead immuno-oncology therapeutic candidate is being assessed in three separate clinical trials: in combination with Keytruda in patients with advanced or metastatic NSCLC, RCC, UC, TNBC, HNSCC and MSI-H tumors that are refractory to prior anti-PD-1/PD-L1 therapy, as a monotherapy in the neoadjuvant setting in patients undergoing surgical resection of solid tumors, and in combination with hypofractionated radiotherapy in the neoadjuvant setting in patients with potentially resectable pancreatic cancer. In our respiratory program, our therapeutic candidate, MRx-4DP0004, is being assessed in patients with partly controlled asthma. We also have other therapeutic candidates in discovery and preclinical trials that are being assessed in a variety of disease types including, MRx1299 in solid tumors in various types of cancer, MRx0029 and MRx0005 in Parkinson’s disease, MRx0006 in rheumatoid arthritis and MRx0002 in multiple sclerosis. We have also investigated the efficacy of two therapeutic candidates in our gastrointestinal program in clinical trials, Blautix and Thetanix for patients with IBS and pediatric Crohn’s disease, respectively. To date, however, we have not obtained marketing approval for and successfully commercialized a therapeutic candidate. We have devoted substantially all of our resources to research and development activities, including with respect to MRx0518, MRx-4DP0004, MRx0005, MRx0029,Blautix and Thetanix therapeutic candidates, MicroRx and other preclinical programs, business planning, establishing and maintaining our intellectual property portfolio, hiring personnel, raising capital and providing general and administrative support for these operations.

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

If we raise funds through research grants or take advantage of research and development tax credits, we may be subject to certain requirements, which may limit our ability to use the funds or require us to share information from our research and development. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to a third party to develop and market therapeutic candidates that we would otherwise prefer to develop and market ourselves. Raising additional capital through any of these or other means could adversely affect our business and the holdings or rights of our shareholders and may cause the market price of our ADSs to decline.

The terms of our loan and security agreement require us to meet certain operating and financial covenants and place restrictions on our operating and financial flexibility. If we raise additional capital through debt financing, the terms of any new debt could further restrict our ability to operate our business.

As of December 31, 2021, we had $12.5 million outstanding in the form of a term loan under our loan and security agreement with Oxford Finance Luxembourg S.À R.L., as lender and collateral agent, which was entered into as of July 29, 2021. The loan is secured by substantially all of our assets, including all of the capital stock held by us, if any. The loan and security agreement contains a number of restrictive covenants, and the terms may restrict our current and future operations, particularly our ability to respond to certain changes in our business or industry, or take future actions. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

The loan and security agreement contains customary representations and warranties and affirmative covenants and also contains certain restrictive covenants, including, among others, limitations on: the incurrence of additional debt, liens or other encumbrances on property, acquisitions and investments, loans and guarantees, mergers, consolidations, liquidations and dissolutions, asset sales, assets held at certain subsidiaries, dividends and other payments in respect of our capital stock, prepayments of certain debt, transactions with affiliates and changes to our type of business, management of the business, control of the business or business locations. The loan and security agreement also includes a financial covenant that requires the Company to maintain a minimum amount of cash in bank accounts and is subject to a control agreement if the Company does not achieve a certain equity raise threshold. The loan and security agreement also contains customary events of default. If we fail to comply with all such covenants, payments or other terms of the agreement, our lender could declare an event of default, which would give it the right to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. In addition, our lender would have the right to proceed against the assets we provided as collateral pursuant to the loan and security agreement. If the debt under the loan and security agreement were accelerated, we may not have sufficient cash or be able to sell sufficient assets to repay this debt, which would harm our business and financial condition.

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

We believe certain of our therapeutic candidates, including MRx0518, MRx-4DP0004, MRx0005, MRx0029, Blautix and Thetanix, work by modulating systemic responses via interactions with cells in the small intestine. This requires our therapeutics be dosed to achieve sufficient exposure to the small intestine, requiring them to firstly pass safely through the gut. Dosing to achieve sufficient exposure may require an inconvenient dosing regimen. Even with successful formulation and delivery to achieve proper exposure of our LBPs to the small intestine, we may not get sufficient or even any activity at the site of disease. This may be because our understanding of the mechanisms of the small intestine do not work in humans the way we believe they do. Despite the positive early results observed in our clinical studies and the strong justification in the academic literature to support the concept, these principles and the ability to use microbiome derived therapies to modulate the immune system and other systems has not yet been proven in large scale studies in humans.

Our therapeutic candidates are Live Biotherapeutics Products, which are an unproven approach to therapeutic intervention.

All of our LBP candidates are based on single strains of commensal bacteria. We have not, nor to our knowledge has any other company, received regulatory approval for an oral therapeutic based on this approach. Because we use the same approach or novel platform for all of our LBP candidates, any failure with one LBP product candidate will increase the actual or perceived likelihood that our other LBP candidates will experience similar failures, which could have a material adverse effect on our business and prospects. We cannot be certain that our approach will lead to the development of approvable or marketable products. In addition, our LBPs may have different safety profiles and efficacy in various indications. Finally, regulatory agencies may lack experience in evaluating the safety and efficacy of products based on live bacteria, which could result in a longer than expected regulatory review process, increase our expected development costs and delay or prevent commercialization of our therapeutic candidates.

Even if our therapeutic candidates do not cause off target adverse events, there may be adverse events such as immunotoxicity associated with the fundamental pharmacology of our therapeutic candidates.

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

For example, our current therapeutic candidates consist of lyophilized live biological material that remains viable in the gastrointestinal tract of humans. If these bacteria exert a pathogenic effect, despite this not having been observed in any preclinical studies or clinical trials to date, the bacteria carry a risk of causing infections in patients. Some infections may require treatment with antibiotics to eliminate the pathogenic bacteria. All our therapeutic candidates are screened for antibiotic sensitivity but it is possible that if antibiotic therapy does not eliminate the live biological material, a resistant version of our strain could emerge. These events, while unlikely, could cause a delay in our clinical development and/or could increase the regulatory standards for the entire class of microbiome derived therapies. In an instance where the infection risk of taking our therapeutic candidates is high, this may cause the benefit risk profile of therapy to be non-competitive in the market and may lead to discontinuation of development of the product.

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

We have significantly invested in our in-house manufacturing facility for our therapeutic candidates for production at a commercial scale. Although we have taken nine strains through process development and scale-up to be able to manufacture clinic-ready product, and our in-house facility has the ability to produce over 30 million capsules of current good manufacturing practice (cGMP) drug product per year, with capacity to support our ongoing trials and potentially small-scale commercial supply, we have limited experience in commercial-scale manufacturing of our therapeutic candidates. We are investigating external manufacturing capability as we scale our therapeutic candidates and prepare for commercialization of one or more of our therapeutic candidates. Currently, we are dependent on the manufacturing of product for each of our therapeutic candidates at our internal manufacturing facility. Developing our in-house manufacturing facility, required and continues to require substantial additional funds and hiring and training a significant number of qualified employees to staff this facility. We may not be able to develop commercial-scale manufacturing facilities that are able to produce an adequate supply of materials in the event of significant commercial uptake of one of LBP therapeutics.

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

We currently manufacture all of the material for our therapeutic candidates out of our sole manufacturing facility in Leòn, Spain. We have not undertaken a systematic analysis of the potential consequences to our business and financial results if our manufacturing facility is impacted by flood, fire, earthquake, power loss, terrorist activity or other disasters, including the ongoing geopolitical tensions related to Russia’s actions in the Ukraine, and do not have a recovery plan or alternative manufacturing facility. In addition, we do not carry sufficient insurance to compensate us for actual losses from interruption of our business that may occur, and any losses or damages incurred by us could harm our business. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

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

Material modifications in the methods of product candidate manufacturing may result in additional costs or delay.

As product candidates progress from preclinical studies to late-stage clinical trials to marketing approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, materials and processes, are altered along the way in an effort to optimize yield, manufacturing batch size, minimize costs and achieve consistent purity, identity, potency, quality and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our product candidates to perform differently and could affect planned or other clinical trials conducted with product candidates produced using the modified manufacturing methods, materials, and processes. This could delay completion of clinical trials and could require non-clinical or clinical bridging and comparability studies, which could increase costs, delay approval of our product candidates and jeopardize our ability to commercialize our product candidates, if approved.

The regulatory approval processes of the MHRA, FDA, EMA and other comparable foreign regulatory authorities are lengthy, time consuming and their outcome is inherently unpredictable. If we are ultimately unable to obtain regulatory approval of our therapeutic candidates, we will be unable to generate product revenue and our business will be substantially harmed.

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

We will be required to demonstrate with substantial evidence through well-controlled clinical trials that our therapeutic candidates are safe and effective for use in a diverse population before we can seek marketing approvals for their commercial sale. Success in preclinical studies and early-stage clinical trials does not mean that future clinical trials will be successful. For example, we have not yet completed a clinical trial of MRx-4DP0004. While we have received positive results from the preclinical trials of MRx-4DP0004 and Part A of the clinical trial of MRx-4DP0004 in patients with partly controlled asthma taking long term medication, we do not know how it will perform in current or future clinical trials as it has in prior preclinical and clinical studies. Therapeutic candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the MHRA, FDA, EMA and other comparable foreign regulatory authorities despite having progressed through preclinical studies and early-stage clinical trials.

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

We may apply for one or more accelerated or expedited programs instituted by the FDA for eligible product candidates, such as Fast Track or priority review designation. Even if one or more of our product candidates are reviewed under an expedited program, we may be unable to obtain and maintain the benefits associated with such designations. These designations may not lead to a faster development or regulatory review or approval process, and will not increase the likelihood that such product candidates will receive marketing approval.

For example, Fast Track designation is designed to facilitate the development and expedite the review of therapies for serious conditions with an unmet medical need. Programs with Fast Track designation may benefit from early and frequent communications with the FDA, potential priority review and the ability to submit a rolling application for regulatory review. Fast Track designation applies to both the product candidate and the specific indication for which it is being studied. However, if we do not continue to meet the criteria of the Fast Track designation, or if our clinical trials are delayed, suspended or terminated, or put on clinical hold due to unexpected adverse events or issues with clinical supply, we will not receive the benefits associated with the Fast Track program. Furthermore, Fast Track designation does not change the standards for approval. Fast Track designation alone does not guarantee qualification for the FDA’s priority review procedures. Fast track designation also does not guarantee our product candidate will be approved in a timely manner, if at all.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process. If a product that has orphan drug designation from the FDA subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug product for the same indication, for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan product exclusivity or if FDA finds that the holder of the orphan exclusivity has not shown that it can ensure the availability of sufficient quantities of the orphan product to meet the needs of patients with the disease or condition for which the product was designated. Even if we or our collaborators obtain orphan designation to a product candidate, we may not be the first to obtain marketing approval for any particular orphan indication due to uncertainties associated with developing pharmaceutical products. The scope of exclusivity is limited to the scope of any approved indication, even if the scope of the orphan designation is broader than the approved indication. Additionally, exclusive marketing rights may be limited if we or our collaborators seek approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Further, even if a product obtains orphan drug exclusivity, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve a product with the same active moiety for the same condition if the FDA concludes that the later product is safer, more effective, or makes a major contribution to patient care. Furthermore, the FDA can waive orphan exclusivity if we or our collaborators are unable to manufacture sufficient supply of the product. If we or our collaborators do not receive or maintain orphan drug designation to product candidates for which we seek such designation, it could limit our ability to realize revenues from such product candidates.

We may pursue Breakthrough Therapy designation for one or more of our eligible product candidates in the future. Even if granted by the FDA, such designation may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that the product candidate will receive marketing approval. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA are also eligible for priority review if supported by clinical data at the time of the submission of a BLA or NDA.

Although Fast Track or Breakthrough Therapy Designation or access to any other expedited program may expedite the development or approval process, it does not change the standards for approval. We may not experience faster development timelines or achieve faster review or approval compared to conventional FDA procedures. For example, the time required to identify and resolve issues relating to manufacturing and controls, the acquisition of a sufficient supply of our product for clinical trial purposes or the need to conduct additional nonclinical or clinical studies may delay approval by the FDA, even if the product qualifies for Fast Track or Breakthrough designation or access to any other expedited program. Access to an expedited program may also be withdrawn by the FDA if the Agency believes that the designation is no longer supported by data from our clinical development program. Additionally, qualification for any expedited review procedure does not ensure that we will ultimately obtain regulatory approval for such product candidate.

If we experience delays or difficulties in the enrolment of patients in clinical trials, our regulatory submissions or receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for our therapeutic candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the MHRA, FDA, EMA or other comparable foreign regulatory authorities. We are developing our therapeutic candidates, MRx0518, to treat multiple types of cancer, MRx-4DP0004 to treat asthma and MRx0005 and MRx0029 to treat central nervous system disorders. There are a limited number of patients from which to draw for clinical studies for many of our therapeutic candidates.

Enrollment of patients in our clinical trials and maintaining patients in our ongoing clinical trials may be delayed or limited as our clinical trial sites limit their onsite staff or temporarily close as a result of the COVID-19 pandemic. In addition, patients may not be able to visit clinical trial sites for dosing or data collection purposes due to limitations on travel and physical distancing imposed or recommended by federal or state governments or patients’ reluctance to visit the clinical trial sites during the pandemic. These factors resulting from the COVID-19 pandemic could delay the anticipated readouts from our clinical trials and our regulatory submissions. For example, enrolment for our Phase I/II clinical trial of MRx-4DP0004 in patients with partly controlled asthma was impacted due to factors associated with the COVID-19 pandemic, which delayed expected preliminary data for this clinical trial.

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

We have begun developing and intend to continue to develop MRx0518 and potentially other programs, in combination with one or more currently approved therapies. In 2019, we initiated a Phase I/II study evaluating our LBP MRx0518 in combination with Keytruda in heavily pre-treated patients with secondary resistant tumors refractory to ICIs. Although we have dosed patients with MRx0518 and Keytruda without any observed drug related serious adverse events, as we move into larger study populations, we cannot exclude the possibility of observing that some patients may not be able to tolerate MRx0518 or any of our other therapeutic candidates in combination with other therapies, like Bavencio (avelumab), or dosing of MRx0518 in combination with other therapies may have unexpected consequences. Even if any of our therapeutic candidates were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the MHRA, FDA, EMA or other comparable foreign regulatory authorities could revoke approval of the therapy used in combination with any of our therapeutic candidates, or safety, efficacy, manufacturing or supply issues could arise with these existing therapies. In addition, it is possible that existing therapies with which our therapeutic candidates are approved for use could themselves fall out of favor or be relegated to later lines of treatment. This could result in the need to identify other combination therapies for our therapeutic candidates or our own products being removed from the market or being less successful commercially.

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

Even if we receive regulatory approval of our product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

Any regulatory approvals that we receive for our product candidates will require surveillance to monitor the safety of the product candidate. The FDA may also require REMS as a condition of approving our product candidates, which could include requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or foreign health authorities approve our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and GCPs for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

●	Restrictions on the marketing or manufacturing of our product candidates, withdrawal of the product from the market or voluntary or mandatory product recalls;
●	Fines, warning letters or holds on clinical trials;
●	Refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;
●	Withdrawal of the drug from the market or voluntary or mandatory product recalls;
●	Adverse publicity, fines, warning letters or holds on clinical trials;
●	Product seizure or detention, or refusal to permit the import or export of our product candidates; and
●	Injunctions or the imposition of civil or criminal penalties.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

The FDA strictly regulates manufacturers’ promotional claims of drug products. In particular, a drug product may not be promoted by manufacturers for uses that are not approved by the FDA, as reflected in the FDA-approved labeling, although healthcare professionals are permitted to use drug products for off-label uses. The FDA, the Department of Justice, the Inspector General of the Department of Health and Human Services, among other government agencies, actively enforce the laws and regulations prohibiting manufacturers’ promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including large civil and criminal fines, penalties, and enforcement actions. The FDA has also imposed consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed for companies that engaged in such prohibited activities. If we cannot successfully manage the promotion of our approved product candidates, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

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

In order to market and sell our therapeutic candidates in the United Kingdom, United States, the European Union and many other jurisdictions, we or our collaborators must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval in foreign countries may differ substantially from that required to obtain UK, FDA, EMA or other applicable regulatory approval. Additionally, the Medicines and Healthcare products Regulatory Agency (“MHRA”) has taken on additional regulatory responsibilities for medical products marketed in the UK, as pan-EU regulatory procedures before EMA no longer apply in the UK. MHRA and the National Institute for Biological Standards and Control (“NIBSC”) have issued guidance documents to the industry regarding regulation under the UK system. Proposals set forth in the new MHRA guidance will take effect through legislative changes that are subject to parliamentary approval, which may increase the amount of resources and time needed for obtaining regulatory approval in the UK and delay our clinical development and commercialization. The full impact of Brexit on our business remains unclear.

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

We currently use and expect to continue to work with third-party collaborators for the research, development, and commercialization of certain of the therapeutic candidates we may develop. For example, we have entered into a research collaboration and option to license agreement with MSD to discover and develop LBPs for vaccines. We also entered into a strategic alliance with MD Anderson. To date, we have initiated two clinical trials as part of this strategic alliance. For additional information on our relationships with MSD and the MD Anderson, see “Item 4. Information about the Company—B. Business Overview— Collaborations.” Our likely collaborators for any other collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies, biotechnology companies and academic institutions. While we generally impose diligence obligations on our collaborators, we often have limited control over the amount and timing of resources that they dedicate to the development or potential commercialization of any therapeutic candidates we may seek to develop with them. Our ability to generate revenue from these arrangements with commercial entities will depend on our collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. We cannot predict the success of any collaboration that we enter into.

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

We rely, and expect to continue to rely, on third parties, such as CROs, clinical data management organizations, medical institutions, clinical investigators and potential pharmaceutical partners, to conduct and manage our clinical trials, including our clinical trials of MRx0518, MRx-4DP0004 and potential future trials with MRx0005, MRx0029, Blautix and Thetanix.

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

The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that we own may fail to result in issued patents with claims that cover our therapeutic candidates or uses thereof in the United States or in other foreign countries. For example, while our patent applications are pending, we may be subject to a third party pre-issuance submission of prior art to the USPTO or become involved in interference or derivation proceedings, or equivalent proceedings in foreign jurisdictions. Even if patents do successfully issue, third parties may challenge their inventorship, validity, enforceability or scope, including through opposition, revocation, reexamination, post-grant and inter partes review proceedings. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable certain patent rights, allow third parties to commercialize our technology or therapeutic candidates and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, we may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge features of patentability with respect to one or more patents and patent applications. Such challenges may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and therapeutic candidates. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. If the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, our therapeutic candidates. Further, if we encounter delays in development, testing, and regulatory review of new therapeutic candidates, the period of time during which we could market our therapeutic candidates under patent protection would be reduced.

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

Likewise, our current patents and patent applications directed to our therapeutic candidates are expected to expire from December 2035 through March 2042 (upon issuing as patents), without taking into account any possible patent term adjustments or extensions. Our patents may expire before, or soon after, our first product candidate achieves marketing approval in the United States or foreign jurisdictions. Additionally, no assurance can be given that the USPTO or relevant foreign patent offices will grant any of the pending patent applications we own or in-license currently or in the future. Upon the expiration of our current patents, we may lose the right to exclude others from practicing these inventions. The expiration of these patents could also have a similar material adverse effect on our business, financial condition, results of operations and prospects.

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

Geo-political actions in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of our patent applications or those of any current or future licensors and the maintenance, enforcement or defense of our issued patents or those of any current or future licensors. For example, the United States, United Kingdom, and other foreign government actions related to Russia’s invasion of Ukraine may limit or prevent filing, prosecution and maintenance of patent applications in Russia. Government actions may also prevent maintenance of issued patents in Russia. These actions could result in abandonment or lapse of our patents or patent applications, resulting in partial or complete loss of patent rights in Russia. If such an event were to occur, it could have a material adverse effect on our business. In addition, a decree was adopted by the Russian government in March 2022, allowing Russian companies and individuals to exploit inventions owned by patentees that have citizenship or nationality in, are registered in, or have predominately primary place of business or profit-making activities in the United States, United Kingdom, and other countries that Russia has deemed unfriendly without consent or compensation. Consequently, we would not be able to prevent third parties from practicing our inventions in Russia or from selling or importing products made using our inventions in and into Russia. Accordingly, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

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

The field of Live Biotherapeutics is still in its infancy, and no LBP candidates have reached the market. Due to the intense research and development that is taking place by several companies, including us and our competitors, in this field, the intellectual property landscape is evolving and in flux, and it may remain uncertain for the coming years. There may be significant intellectual property related litigation and proceedings relating to intellectual property and proprietary rights in the future.

Our commercial success depends upon our ability and the ability of future collaborators to develop, manufacture, market, and sell any therapeutic candidates that we may develop and use our proprietary technologies without infringing, misappropriating, or otherwise violating the intellectual property and proprietary rights of third parties. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights as well as administrative proceedings for challenging patents, including interference, derivation, inter partes review, post grant review, and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. We are, and may in the future be, subject to and may in the future become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights including interference proceedings, post-grant review, inter partes review, and derivation proceedings before the USPTO and similar proceedings in foreign jurisdictions such as oppositions before the European Patent Office “EPO”). Currently three of our European patents have been challenged by third parties in Opposition proceedings before the EPO. One of these patents has been revoked by the EPO at the first instance. We disagree with the EPO’s decision and have filed an appeal. Under European law the patent is considered to be in good standing until a final decision from the appeal. Another of our three challenged patents was upheld in amended form. The challenge against the third patent was dismissed without having to be amended. Numerous U.S. and foreign issued patents and pending patent applications that are owned by third parties exist in the fields in which we are developing our therapeutic candidates and they may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit.

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

Defense of third-party claims of infringement of misappropriation, or violation of intellectual property rights involves substantial litigation expense and would be a substantial diversion of management and employee time and resources from our business. Some third parties may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations or could otherwise have a material adverse effect on our business, financial condition, results of operations and prospects. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ordinary shares or ADSs. Any of the foregoing events could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation in the US and certain other jurisdictions, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ordinary shares or ADSs. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

No earlier that October 1, 2022, European applications will soon have the option, upon grant of a patent, of becoming a Unitary Patent, which will be subject to the jurisdiction of the Unitary Patent Court (“UPC”). This will be a significant change in European patent practice. As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation.

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

In addition, recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. These cases include Association for Molecular Pathology v. Myriad Genetics, Inc., 569 U.S. 12-398 (2013) or Myriad; Alice Corp. v. CLS Bank International, 573 U.S. 13-298 (2014); and Collaborative Services v. Prometheus Laboratories, Inc., or Prometheus, 566 U.S. 10-1150 (2012). In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. For example, in the case, Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that certain claims to DNA molecules are not patentable, but claims to complementary DNA, “cDNA,” molecules, which are not genomic sequences, may be patent eligible because they are not a natural product. The effect of the decision on patents for other isolated natural products is uncertain. However, on March 4, 2014, the USPTO issued a memorandum to patent examiners providing guidance for examining claims that recite laws of nature, natural phenomena or natural products under the Myriad and Prometheus decisions. The guidance did not limit the application of Myriad to DNA but, rather, applied the decision broadly to other natural products, which may include our therapeutic candidates. The March 4, 2014 memorandum and the USPTO’s interpretation of the cases and announced examination rubric received widespread criticism from stakeholders during a public comment period and was superseded by interim guidance published on December 15, 2014. We cannot predict how this and future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patents. Any similar adverse changes in the patent laws of other jurisdictions could also have a material adverse effect on our business, financial condition, results of operations and prospects.

Patent terms may be inadequate to protect our competitive position on our therapeutic candidates for an adequate amount of time.

Patents have a limited lifespan. The terms of individual patents depends upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest non-provisional filing date in the applicable country. However, the actual protection afforded by a patent varies from country to country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent. Various extensions, including Patent Term Extensions (“PTEs”) and Patent Term Adjustments (“PTAs”), may be available, but the life of a patent, and the protection it affords, is limited. For more information regarding PTA and PTE, please see “Business — Intellectual Property.” Even if patents covering our therapeutic candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics and / or biosimilars. Given the amount of time required for the development, testing and regulatory review of new therapeutic candidates, patents protecting our therapeutic candidates might expire before or shortly after we or our partners commercialize those candidates. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we do not obtain PTEs for any therapeutic candidates we may develop, our business may be materially harmed.

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

As is common in the biotechnology and pharmaceutical industries, we employ individuals that are currently or were previously employed at universities, research institutions or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Also, we have in the past and may in the future be subject to claims that these individuals are violating non-compete agreements with their former employers. We may then have to pursue litigation to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, that perception could have a substantial adverse effect on the price of our ordinary shares or ADSs. This type of litigation or proceeding could substantially increase our operating losses and reduce our resources available for development activities, and we may not have sufficient financial or other resources to adequately conduct this type of litigation or proceedings. For example, some of our competitors may be able to sustain the costs of this type of litigation or proceedings more effectively than we can because of their substantially greater financial resources. In any case, uncertainties resulting from the initiation and continuation of intellectual property litigation or other intellectual property related proceedings could adversely affect our ability to compete in the marketplace.

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

Beginning in late 2019, an outbreak of a novel strain of coronavirus, COVID-19, began to spread globally. In March 2020, the World Health Organization characterized COVID-19 as a pandemic. The COVID-19 pandemic and the related adverse public health developments, including orders to shelter-in-place, travel restrictions, and the imposition of additional requirements on businesses, have adversely affected workforces, organizations, healthcare communities, economies, and financial markets globally, leading to an economic downturn and increased market volatility. Many governments also imposed restrictions on travel. These factors have also disrupted the normal operations of businesses across industries, including ours, and caused significant disruption in the operations of third party manufacturers and contract research organizations, or CROs, upon whom we rely.

In response to the spread of COVID-19 as well as public health directives and orders, we implemented a number of measures to ensure employee safety and business continuity, including limiting access to our laboratory and manufacturing facilities to only those individuals required to execute their job responsibilities and restricted the number of staff working concurrently in any given laboratory, as well as work-from-home policies. Such measures are no longer in effect.

As a result of the COVID-19 pandemic or any other disruption, we may experience disruptions that could severely impact our business, clinical trials and preclinical studies, including:

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

In addition, certain of our clinical trial sites have experienced, and others may experience in the future, delays in collecting, receiving and analyzing data from patients enrolled in our clinical trials. For example, we experienced delays to our study of MRx-4DP0004 in patients with partly controlled asthma due to limited staff at sites, limitation or suspension of on-site visits by patients, or patients’ reluctance to visit the clinical trial sites during the pandemic. We and our CROs have also made certain adjustments to the operation of such trials in an effort to ensure the monitoring and safety of patients and to minimize risks to trial integrity during the pandemic in accordance with the guidance issued by the FDA on March 18, 2020, which the FDA subsequently updated, and generally. We may need to make further adjustments in the future, including those based on additional and future regulatory requirements promulgated by the FDA and other regulatory authorities as a result of the COVID-19 pandemic. Many of these adjustments are new and untested, may not be effective, and may have unforeseen effects on the enrolment, progress and completion of these trials and the findings from these trials. While we are currently continuing our clinical trials and considering adding new clinical trial sites to accelerate patient recruitment, we may not be successful in adding trial sites, may experience delays in patient enrolment or in the progression of our clinical trials, may need to suspend our clinical trials, and may encounter other negative impacts to our trials, due to the effects of the COVID-19 pandemic.

The ultimate impact of the COVID-19 pandemic on our business operations is highly uncertain and subject to change and will depend on future developments which are difficult to predict, including the duration of the COVID-19 pandemic, the ultimate geographic spread of the disease, additional or modified government actions, new information that will emerge concerning the severity and impact of COVID-19 and other actions taken to contain or address its impact in the short and long term, among others. We do not yet know the full extent of potential delays or impacts on our business, our clinical studies, our research programs, healthcare systems or the global economy, and if the ultimate impact of the COVID-19 pandemic and the resulting uncertain economic and healthcare environment is more severe than we anticipated, we may not be able to execute on our current operating plan or on our strategy.

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

As of December 31, 2021, we had 106 employees, including 45 employees in the United Kingdom and four employees in the United States. Of these employees, 90 were engaged in research and development activities and 16 were engaged in administrative activities. In order to successfully implement our development and commercialization plans and strategies, and we expect to need additional managerial, operational, sales, marketing, financial and other personnel. Future growth would impose significant added responsibilities on members of management, including:

●	identifying, recruiting, integrating, maintaining and motivating additional employees;
●	managing our internal development efforts effectively, including the commercial, clinical and regulatory development of MRx0518, MRx-4DP0004, MRx0005, MRx0029, Blautix and Thetanix and any other therapeutic candidates, while complying with any contractual obligations to contractors and other third parties we may have; and
●	improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to successfully develop and commercialize MRx0518, MRx-4DP0004, MRx0005 MRx0029, Blautix and Thetanix and other therapeutic candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

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

If we are not able to effectively expand our organization by hiring new employees and/or engaging additional third-party service providers, we may not be able to successfully implement the tasks necessary to further develop and commercialize MRx0518, MRx-4DP0004, MRx0005, MRx0029, Blautix and Thetanix and other therapeutic candidates and, accordingly, may not achieve our research, development and commercialization goals.

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

Furthermore, our operating results may fluctuate due to a variety of other factors, many of which are outside of our control and may be difficult to predict, including the following:

●	the timing and cost of, and level of investment in, research and development activities relating to our current therapeutic candidates and any future therapeutic candidates and research-stage programs, which will change from time to time;
●	our ability to enroll patients in clinical trials and the timing of enrolment;
●	the cost of manufacturing our current therapeutic candidates and any future therapeutic candidates, which may vary depending on FDA, EMA or other comparable foreign regulatory authority guidelines and requirements, the quantity of production and the terms of our agreements with manufacturers;
●	expenditures that we will or may incur to acquire or develop additional therapeutic candidates and technologies or other assets;
●	the timing and outcomes of clinical trials for MRx0518, MRx-4DP0004, MRx0005, MRx0029, Blautix and Thetanix, and any of our other therapeutic candidates, or competing therapeutic candidates;
●	the need to conduct unanticipated clinical trials or trials that are larger or more complex than anticipated;
●	competition from existing and potential future products that compete with MRx0518, MRx-4DP0004, MRx0005, MRx0029, Blautix and Thetanix and any of our other therapeutic candidates, and changes in the competitive landscape of our industry, including consolidation among our competitors or partners;
●	any delays in regulatory review or approval of MRx0518, MRx-4DP0004, MRx0005, MRx0029, Blautix and Thetanix or any of our other therapeutic candidates;
●	the level of demand for MRx0518, MRx-4DP0004, MRx0005, MRx0029, Blautix and Thetanix and any of our other therapeutic candidates, if approved, which may fluctuate significantly and be difficult to predict;
●	the risk/benefit profile, cost and reimbursement policies with respect to our therapeutic candidates, if approved, and existing and potential future products that compete with MRx0518, MRx-4DP0004, MRx0005, MRx0029, Blautix and Thetanix and any of our other therapeutic candidates;
●	our ability to commercialize MRx0518, MRx-4DP0004, MRx0005, MRx0029, Blautix and Thetanix and any of our other therapeutic candidates, if approved, inside and outside of the United States, either independently or working with third parties;
●	our ability to establish and maintain collaborations, licensing or other arrangements;
●	our ability to adequately support future growth;
●	potential unforeseen business disruptions that increase our costs or expenses;
●	future accounting pronouncements or changes in our accounting policies; and
●	the changing and volatile global economic and political environment, including the economic impact of inflation, the COVID-19 pandemic and other geopolitical uncertainty and instability, such as the ongoing geopolitical tensions related to Russia’s actions in Ukraine, resulting sanctions imposed by the U.S. and other countries, and retaliatory actions taken by Russia in response to such sanctions.

The cumulative effect of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our ordinary shares or ADSs could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated guidance we may provide.

Actual or anticipated changes to our estimates regarding future expenses, revenues and needs for additional financing, including values on financial instruments, such as warrants, share options and units may create unforeseen fluctuations in profits and tax liability and materially impact our financial results

Actual or anticipated changes to our estimates regarding future expenses, revenues and needs for additional financing, whether immediate or foreseeable, could result in our having to recognize additional liabilities on our balance sheet, or in further write-downs or impairments to our assets and could also have a material adverse effect on our business, results of operations and outlook. For example, we adjusted our unaudited interim condensed consolidated financial statements for the six months period ending June 30, 2021 when we determined that the warrants and units we assumed in connection with the Merger with Longevity should not be recorded as equity instruments and should be recorded as liabilities.

Changes to estimates or accounting treatments may result in differences to our reported results and to the taxable treatment of certain items resulting in variations in our liabilities, income and cash.

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

Despite the implementation of security measures in an effort to protect systems that store our information, given their size and complexity and the increasing amounts of information maintained on our internal information technology systems, and those of our third-party CROs, other contractors (including sites performing our clinical trials) and consultants, these systems are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war and telecommunication and electrical failures, as well as security breaches from inadvertent or intentional actions by our employees, contractors, consultants, business partners, and/or other third parties, or from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information), which may compromise our system infrastructure or lead to the loss, destruction, alteration or dissemination of, or damage to, our data. For example, companies have experienced an increase in frequency and sophistication of phishing and social engineering attacks from third parties in connection with the COVID-19 pandemic, and cybersecurity researchers anticipate an increase in cyberattack activity in connection with Russia’s activities in Ukraine.

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

In the EU, the collection and use of personal data (including health data) is governed by the provisions of the General Data Protection Regulation 2016/679 (the “EU GDPR”) which became effective and enforceable across all then-current member states of the EU on May 25, 2018. In the United Kingdom, following the end of the transition period for the United Kingdom’s withdrawal from the EU on December 31, 2021, the GDPR has been retained as part of domestic law by virtue of the European Union (Withdrawal) Act 2018. The retained law (the “UK GDPR”) continues to apply alongside the Data Protection Act 2018 (the “UK Data Protection Laws”). The UK GDPR has been modified to reflect the fact that the United Kingdom is no longer a member of the EU. The EU GDPR and the UK GDPR are together referred to as the “GDPR.”

The GDPR enhances data protection obligations for both processors and controllers of personal data, including by materially expanding the definition of what is expressly noted to constitute personal data, requiring additional disclosures about how personal data is to be used, creating mandatory personal data breach notification requirements in certain circumstances, and establishing onerous new obligations on services providers who process personal data solely on behalf of others, as well as obligations regarding the security and confidentiality of the personal data. The EU GDPR also imposes strict rules on the transfer of personal data out of the European Economic Area to third countries, including the United States. The UK GDPR contains equivalent rules on the transfer of personal data out of the United Kingdom. The GDPR has expanded its reach to include any business, regardless of its location, that processes personal data in relation to the offering of goods or services to individuals in the EU and/or the monitoring of their behavior. The UK GDPR has equivalent extra territorial application in relation to the offering of goods or services to individuals in the United Kingdom and/or the monitoring of their behavior. This expansion would incorporate any clinical trial activities in the United Kingdom or EU member states (as applicable). The GDPR prohibits controllers from processing “special categories of personal data” which includes health and genetic information of data subjects, unless a specific derogation applies (such as the data subject has given his explicit consent to the processing of such data). The GDPR also provides data subjects with a swathe of rights, including the right to object to the processing of their personal data, allows them to access their personal data, request deletion of personal data in certain circumstances, and provides an express right to seek legal remedies in the event the individual believes his or her rights have been violated. Failure to comply with the requirements of the GDPR may result in fines of up to 4% of an undertaking’s total global annual turnover for the preceding financial year, or €20 million, whichever is greater. In addition to administrative fines, a wide variety of other potential enforcement powers are available to competent authorities in respect of potential and suspected violations of the GDPR, including extensive audit and inspection rights, and powers to order temporary or permanent bans on all or some processing of personal data carried out by noncompliant actors. While we have taken steps to comply with the GDPR, and implementing legislation in the United Kingdom and applicable member states, including by seeking to establish appropriate lawful bases for the various processing activities we carry out as a controller, reviewing our security procedures, and entering into data processing agreements with relevant customers and business partners, we cannot guarantee that our efforts to achieve and remain in compliance have been, and/or will continue to be, fully successful.

Businesses based in the United Kingdom who offer goods or services to individuals in the EU and/or monitor their behavior (and vice versa) are now subject to both the EU GDPR and the UK GDPR. This may result in some duplication of liabilities, expenses, costs, and other operational losses in connection with measures taken to comply with the two separate laws. In particular, there are now two parallel enforcement regimes, each with the power to impose fines up to the greater of either 4% of total global annual turnover, or €20 million (under the EU GDPR) or £17.5 million (under the UK GDPR).

In addition, the United Kingdom is now considered a “third country” under the EU GDPR and EU countries are considered “third countries” under the UK GDPR, which may have an impact on transfers of personal data between the United Kingdom and EU countries.

In respect of personal data transfers from the EU to the United Kingdom, on June 28, 2021, the European Commission adopted two adequacy decisions for the United Kingdom— one under the EU GDPR and the other for the Law Enforcement Directive 2016/680. This means that personal data can now flow freely from the EU to the United Kingdom where it benefits from an essentially equivalent level of protection to that guaranteed under EU law. The adequacy decisions also facilitate the correct implementation of the EU-UK Trade and Cooperation Agreement, which foresees the exchange of personal data, for example for cooperation on judicial matters. Both adequacy decisions include strong safeguards in case of future divergence such as a ‘sunset clause’, which limits the duration of adequacy to four years.

In respect of personal data transfers from the United Kingdom to the EU, transfers of personal data are expressly permitted under the UK Data Protection Laws.

The so-called “Schrems II” judgement, which was delivered by the Courts of Justice of the European Union in July 2020 poses a further risk which needs to be noted. The judgement applies both in the EU and the United Kingdom since it was delivered before the end of the transition period. The Schrems II judgement effectively renders unlawful transfers of personal data to entities in the US which are caught by section 702 of the Foreign Intelligence Surveillance Act, unless additional safeguards are put in place and it raises concerns that transfers to other countries may similarly be deemed unlawful depending on the applicable domestic legal framework. Before engaging in international personal data transfers, United Kingdom and EU entities are now required to assess the local laws which will apply to the data after it is transferred in the context of the personal data transfer, namely taking account of the nature of the data, volume, duration and frequency of the transfers, and likelihood of a request by a public authority.

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

Inadequate funding for the FDA, the SEC and other government agencies could hinder or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels and the ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the Securities and Exchange Commission (SEC) and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies, such as due to COVID-19 related factors, furloughs or government shutdowns, may also increase the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect our business.

Separately, in response to the COVID-19 pandemic, since March 2020 when foreign and domestic inspections of facilities were largely placed on hold, the FDA has been working to resume routine surveillance, bioresearch monitoring and pre-approval inspections on a prioritized basis. In 2020 and 2021, a number of companies announced receipt of complete response letters due to the FDA’s inability to complete required inspections for their applications. As of May 2021, the FDA noted it was continuing to ensure timely reviews of applications for medical products during the ongoing COVID-19 pandemic in line with its user fee performance goals and conducting mission critical domestic and foreign inspections to ensure compliance of manufacturing facilities with FDA quality standards. However, the FDA review timelines could be extended due to various factors, including where a pre-approval inspection or an inspection of clinical sites is required and due to the ongoing COVID-19 pandemic and other factors that disrupt normal operations, the FDA is unable to complete such required inspections during the review period. Regulatory authorities outside the U.S. may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities. If a prolonged government shutdown or other disruption occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Future shutdowns or other disruptions could also affect other government agencies such as the SEC, which may also impact our business by delaying review of our public filings, to the extent such review is necessary, and our ability to access the public markets.

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

Following the result of a referendum in 2016, the United Kingdom left the EU on January 31, 2020, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed between the United Kingdom and the EU, the United Kingdom was subject to a transition period (the “Transition Period”) during which EU rules continued to apply, which ended on December 31, 2020. Following negotiations, the two sides agreed on a Trade and Cooperation Agreement (“TCA”), which became effective on January 1, 2021

The TCA provides for a no tariff, no quota on goods trade deal. However, there will now be a need for border controls and checks in importing and exporting goods into the EU, potentially leading to delays and additional costs.

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

While our headquarters are in the United Kingdom, we have subsidiaries elsewhere in the EU, currently in Ireland and Spain, and rely on suppliers elsewhere in the EU. On the one hand, this is helpful to us since having an “establishment” in the EU is now required for compliance with a number of relevant regulatory matters, for example a clinical trials sponsor must either be established in the EU or, if not, appoint a legal representative in an EU27 country. However, since future UK laws and regulations, including financial laws and regulations, tax and free trade agreements, intellectual property rights, data protection laws, supply chain logistics, environmental, health and safety laws and regulations, immigration laws and employment laws, may diverge from EU law and regulation in the future, this may negatively impact foreign direct investment in the United Kingdom, increase costs, depress economic activity and restrict access to capital.

Although the TCA is agreed between the principals, there is still material clarification required on the detail of how higher-level principles will be reflected into day-to-day processes and operations. Hence there is still likely to be a degree of uncertainty concerning the United Kingdom’s ongoing legal, political and economic relationship with the EU, which may be a source of instability in the international markets, create significant currency fluctuations, and/or otherwise adversely affect trading agreements or similar cross-border cooperation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise).

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

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. In February 2022, Russia launched a full-scale military invasion of Ukraine. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets. Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds. Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this Annual Report on Form 20-F.

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

Risks Related to Our ADSs and Ordinary Shares

The price of our ordinary shares or ADSs may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our ordinary shares or ADSs, and we could be subject to securities class action litigation as a result.

Our stock price is likely to be volatile. A public market has only been established for our ADSs since March 22, 2021, and such a market may not be sustained. The stock market in general, and the market for smaller biopharmaceutical companies in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your ADSs at or above the price at which you purchase the shares. The lack of an active market may also reduce the fair market value of the ADSs and could also affect the market price for our ordinary shares on AIM. The price at which ADSs trade on Nasdaq may or may not be correlated with the price at which our ordinary shares trade on AIM.

The market price for our ordinary shares or ADSs may be influenced by many factors, including:

●	the success of competitive products or technologies;
●	actual or anticipated changes in our growth rate relative to our competitors;
●	results of clinical trials of our therapeutic candidates or those of our competitors;
●	developments related to any future collaborations;
●	regulatory or legal developments in the United States and other countries;
●	adverse actions taken by regulatory agencies with respect to our preclinical studies or clinical trials, manufacturing or sales and marketing activities;
●	any adverse changes to our relationship with third party contractors or manufacturers;
●	development of new therapeutic candidates that may address our markets and may make our existing therapeutic candidates less attractive;
●	changes in physician, hospital or healthcare provider practices that may make our therapeutic candidates less useful;
●	announcements by us, our collaborators or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;
●	developments or disputes concerning patent applications, issued patents or other proprietary rights;
●	the recruitment or departure of key personnel;

●	the level of expenses related to any of our therapeutic candidates or product development programs;
●	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;
●	press reports or other negative publicity, whether or not true, about our business;
●	the results of our efforts to discover, develop, acquire or in-license additional therapeutic candidates or products;
●	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;
●	variations in our financial results or those of companies that are perceived to be similar to us;
●	changes in the structure of healthcare payment systems;
●	market conditions in the pharmaceutical and biotechnology sectors;
●	the trading volume of our ADSs on Nasdaq or ordinary shares on AIM;
●	sales of our ADSs or ordinary shares by us, members of our senior management and directors or our shareholders;
●	general economic, political, and market conditions and overall fluctuations in the financial markets in the United States, the United Kingdom, the EU, and other countries, including the global and regional impacts of the COVID-19 pandemic and the ongoing geopolitical tensions related to Russia’s actions in Ukraine, resulting sanctions imposed by the U.S. and other countries, and retaliatory actions taken by Russia in response to such sanctions; and
●	the other factors described in this “Risk Factors” section.

These and other market and industry factors may cause the market price and demand for our ordinary shares and ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from selling their ordinary shares or ADSs at or above the price paid for the ordinary shares or ADSs and may otherwise negatively affect the liquidity of our ordinary shares or ADSs.

Some companies that have experienced volatility in the trading price of their shares have been the subject of securities class action litigation. Any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms.

Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our business practices. Defending against litigation is costly and time-consuming and could divert our management’s and key employees’ attention and our resources. Furthermore, during the course of litigation, there could be negative public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a negative effect on the market price of our ordinary shares or ADSs.

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

We are an emerging growth company as that term is used in the JOBS Act and may remain an emerging growth company until the earlier of (i) the last day of the fiscal year (A) following the fifth anniversary of the completion of the Merger, (B) in which we have total annual gross revenue of at least $1.07 billion, or (C) in which we are deemed to be a large accelerated filer, which means the market value of our outstanding ordinary shares that are held by non-affiliates exceeds $700 million as of the prior June 30, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three year period. For so long as we remain an emerging growth company, we are permitted to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies and we intend to rely on certain of these exemptions. These exemptions include:

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

We are a foreign private issuer, as such term is defined in Rule 405 under the Securities Act, however, under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2022.

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

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. We continue to improve the process of documenting, reviewing and improving our internal controls and procedures for compliance with Section 404, which requires annual management assessment of the effectiveness of our internal control over financial reporting. Having already added to our accounting and finance personnel in the year we continue our recruitment of personnel with certain skill sets that are needed as an English public company listed in the U.S.

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

The trading market for our shares and ADSs is influenced by the research and reports that equity research analysts publish about us and our business. As a company admitted to trading on AIM, our equity securities are currently subject to coverage by a number of analysts. Equity research analysts may elect not to provide research coverage of our ADSs, and such lack of research coverage may adversely affect the market price of our ADSs. We will not have any control over the analysts or the content and opinions included in their reports. If any of the equity research analysts who cover us downgrade our shares or ADSs or issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our target preclinical studies or clinical studies and/or operating results fail to meet the expectations of analysts, the price of our shares or ADSs could decline. If one or more equity research analysts ceases coverage of us or fails to publish reports on us regularly, demand for our shares or ADSs could decrease, which in turn could cause the trading price or trading volume of our shares or ADSs to decline.

Concentration of ownership of our ordinary shares (including ordinary shares represented by ADSs) among our existing senior management, directors and principal shareholders may prevent new investors from influencing significant corporate decisions and matters submitted to shareholders for approval.

Members of our senior management, directors and current beneficial owners of 5% or more of our ordinary shares and their respective affiliates will, in the aggregate, beneficially own approximately 15.6% of our issued and outstanding ordinary shares, based on the number of ordinary shares issued and outstanding as of March 25, 2022. As a result, depending on the level of attendance at general meetings of our shareholders, these persons, acting together, would be able to significantly influence all matters requiring shareholder approval, including the election, re-election and removal of directors, any merger, scheme of arrangement, or sale of all or substantially all of our assets, or other significant corporate transactions, and amendments to our articles of association. In addition, these persons, acting together, may have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our ADSs by:

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

Based upon our current and projected income and assets, and projections as to the value of our assets, we do not anticipate that we will be a PFIC for the 2022 taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets, and we have not and will not obtain an opinion of counsel regarding our classification as a PFIC. Fluctuations in the market price of the ADSs may cause us to be classified as a PFIC in any taxable year because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the 2022 taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and any future fundraising activity. Under circumstances where our revenues from activities that produce passive income significantly increases relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. It is also possible that the IRS may challenge the classification or valuation of 4D Pharma’s assets, including its goodwill and other unbooked intangibles, or the classification of certain amounts received by 4D Pharma, including from JPMorgan, as depositary, which may result in 4D Pharma being, or becoming classified as, a PFIC for the 2022 taxable year or future taxable years.

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

As a U.K. resident trading entity with Irish, Spanish, U.S, and British Virgin Island (“BVI”) subsidiaries, we are subject to U.K. corporate taxation with Corporation tax in the other jurisdictions also applicable. Due to the nature of our business, we have generated losses since inception. As of December 31, 2021, we had gross cumulative carryforward tax losses of $109 million, $5.7 million and $0.6 million respectively in the UK, Ireland and Spain. There were no taxable losses carried forwards in the BVI, nor were there any in the US as we recognized tax on profits. Subject to any relevant restrictions (including those that limit the percentage of profits that can be reduced by carried forward losses and those that can restrict the use of carried forward losses where there is a change of ownership of more than half the ordinary shares of the company and a major change in the nature, conduct or scale of the trade), we expect these to be available to carry forward and offset against future operating profits.

As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime under the scheme for small and medium-sized enterprises, (“SMEs”), or in some instances we access the Research and Development Expenditure Credit (“RDEC”) scheme in place of this. Under the SME scheme, we are able to surrender to the UK tax authorities some of our trading losses that arise from our qualifying research and development activities for a cash payment using an enhanced effective rate of up to 33.35% of such qualifying research and development expenditures (again subject to certain restrictions but including enhanced deductions), while the RDEC scheme offers up to 13% (10.53% after tax) against profits. We may not be able to continue to claim payable research and development tax credits under the SME Scheme in the future if we cease to qualify as an SME, based on size criteria concerning employee headcount, turnover and gross assets. Qualifying expenditures largely are comprised of employment costs for research staff, research materials, outsourced CRO costs and R&D consulting costs incurred as part of research projects. Under the SME scheme specified subcontracted qualifying research expenditures are eligible for a cash rebate of up to 21.67% and may be ineligible to qualify for the more stringent rules of the RDEC scheme.

Recent proposed changes to the SME scheme, which becomes effective for the Company periods commencing in January 2022, will cap the available claim under the schemes to a multiple of payroll taxes and restrict expenditure on research and development used in the calculation to UK based costs. This cap is likely to significantly limit the value we can claim.

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

We continue to analyze our exposure for taxes and related liabilities and have estimated our outstanding tax liability in our US entity at $17 thousand at December 31, 2021. We do have provisions for deferred tax liabilities relating to the increases in value arising on recognition of the fair value of acquired over the amounts paid and we had deferred tax provisions of $14 thousand at December 31, 2021 after offsetting deferred tax liabilities against losses which are available for offset.

If a U.S. person is treated as owning at least 10% of our ordinary shares (including ordinary shares represented by ADSs), such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to us or to any of our subsidiaries, if we or any of our subsidiaries constitute a “controlled foreign corporation” (in each case, as such terms are defined under the U.S. Internal Revenue Code of 1986, as amended (the “Code”)). Certain United States shareholders of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income, as ordinary income, its pro rata share of  “Subpart F income,” “global intangible low-taxed income” and certain investments in U.S. property by controlled foreign corporations, whether or not we make any distributions to such United States shareholder. A failure by a United States shareholder to comply with its reporting obligations may subject the United States shareholder to significant monetary penalties and other adverse tax consequences, and may extend the statute of limitations with respect to the United States shareholder’s U.S. federal income tax return for the year for which such reporting was due. We cannot provide any assurances that we will assist investors in determining whether we or any of our non-U.S. subsidiaries are controlled foreign corporations or whether any investor is a United States shareholder with respect to any such controlled foreign corporations. We also cannot guarantee that we will furnish to United States shareholders information that may be necessary for them to comply with the aforementioned obligations. United States investors should consult their own advisors regarding the potential application of these rules to their investments in us. The risk of being subject to increased taxation may deter our current shareholders from increasing their investment in us and others from investing in us, which could impact the demand for, and value of, our ADSs.

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

The U.K. Takeover Code applies, amongst other things, to an offer for a public company whose registered office is in the United Kingdom and whose securities are admitted to trading on a multilateral trading facility in the United Kingdom, which includes AIM. We are therefore subject to the U.K. Takeover Code.

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

At closing, Longevity merged with and into Dolphin Merger Sub Limited (“Merger Sub”), our wholly owned subsidiary, with Merger Sub continuing as the surviving company. Each of Longevity’s common shares issued and outstanding prior to the effective time of the merger (excluding shares held by the Company and Longevity and dissenting shares, if any) was automatically converted into the right to receive certain per share merger consideration (as defined below), and each warrant to purchase Longevity’s ordinary shares and right to receive Longevity’s ordinary shares that were outstanding immediately prior to the effective time of the merger was assumed by us and automatically converted into a warrant to purchase our ordinary shares and a right to receive our ordinary shares, payable in our ADSs, respectively. The per share merger consideration consisted of 7.5315 ordinary shares, payable in ADSs (each ADS representing 8 ordinary shares), for each issued and outstanding ordinary share of Longevity. Longevity had $11.6 million at the time of the merger after paying all of its debtors.

Concurrently with the completion of the merger, on March 22, 2021, we raised £18.0 million ($25.0 million) through the issuance of 16,367,332 ordinary shares at a share price of £1.10 ($1.53) per share. On April 16, 2021, a further £1.4 million ($2.0 million) was raised through the issuance of 1,317,680 ordinary shares at a share price of £1.10 ($1.52) per share to Duncan Peyton and Alexander Stevenson, the Company’s CEO and CSO, respectively.

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

For information regarding our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

B. Business Overview

We are a pharmaceutical company developing LBPs, a novel class of drug derived from the human microbiome. Our differentiated approach, as described above, has generated a pipeline of single strain LBPs targeting oncological, respiratory, immune-inflammatory, CNS and gastrointestinal diseases. In recent years, we believe this approach has been validated by clinical results in our programs in immune-oncology, gastrointestinal and respiratory disease.

Our LBPs are a novel class of drugs based on live organisms, namely single strains of naturally-occurring bacteria. These bacteria are not genetically modified and are originally isolated from healthy human donors. Our therapeutic candidates are therefore ‘live’ drugs that can provide therapeutic benefit via their interaction with host biology, whether by their structural components such as peptides, primary or secondary metabolites or other means. In contrast, biologics, such as antibodies, are not ‘live’ compounds and, generally speaking, are not naturally occurring molecules. As naturally occurring, non-engineered, commensal bacteria originally isolated from healthy human donors, our LBPs are expected, and to date have been found, to be well tolerated compared to other drug modalities such as small molecules or biologics, given that they are single strains of naturally-evolved human commensal microbes that act on the gut-body network without significant risk of systemic exposure. To date, this has meant that we can accelerate our therapeutic candidates from discovery and pre-clinical testing into clinical trials faster than traditional therapeutic modalities such as small molecules or biologics. For all of our clinical-stage LBP candidates to date, regulators including the FDA have allowed us to conduct first-in-human clinical trials in our target patient population without requiring us to first conduct traditional Phase I safety studies in healthy volunteers or long-term animal toxicology testing. These factors may reduce the cost and time to generate meaningful in-patient clinical data for our therapeutic candidates compared to small molecules or biologics targeting the same diseases.

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

To this end, our key clinical focus areas now include immuno-oncology and respiratory disease, with preclinical candidates MRx0029 and MRx0005 targeting CNS. We have completed three clinical trials and currently have four more ongoing. Our clinical and preclinical Live Biotherapeutic development programs are illustrated below.

Discovery
Preclinical
Phase I
Phase II
Phase III
Partner
Immuno-oncology
MRx0518 Checkpoint inhibitor refractory solid tumors, Keytruda® combination
MSD
MRx0518 Urothelial carcinoma 1L maintenance, Bavencio® combination
Merck KGaA & Pfizer
MRx0518 Solid tumors, neoadjuvant monotherapy
MRx0518 Pancreatic cancer, combination with radiotherapy
MRx1299 Solid tumors
Gastro-intestinal
Blautix® (MRx1234) Irritable bowel syndrome (IBS)
Immune-Inflammatory Disease
MRx-4DP0004 Asthma
Thetanix® (MRx1233) Inflammatory bowel disease (IBD)
MRx0006 Rheumatoid arthritis
MRx0002 Multiple sclerosis
CNS
MRx0005 Parkinson's disease
MRx0029 Parkinson's disease
MRx0006 Neurodevelopmental disorders
Vaccines
MicroRx® discovery program
MSD

Figure 1 - 4D Pharma’s pipeline of LBP therapeutic candidates.

One of our key focus areas is immuno-oncology, and with our lead therapeutic candidate, MRx0518, to our knowledge, we delivered the first positive proof-of-concept data with a Live Biotherapeutic in the treatment of cancer. MRx0518 is a strain of Enterococcus gallinarum that was discovered with MicroRx and exhibits an immunostimulatory host-response profile that indicated strong potential as an immuno-oncology candidate. The anti-tumor activity of its immuno-stimulatory profile was demonstrated in multiple preclinical tumor models. MRx0518 is currently being evaluated in cancer patients in three ongoing clinical trials, including a Phase I/II trial in solid tumor in combination with the ICI Keytruda (pembrolizumab) in patients with metastatic NSCLC, RCC, UC, TNBC HNSCC and MSI-H that are refractory to prior anti-PD-1/PD-L1 therapy. Results from the completed part A of this clinical trial demonstrated a DCR of 42% in 12 patients with mRCC and mNSCLC, which was considered a meaningful clinical benefit significantly above the 10% DCR threshold predefined with our collaborator, MSD, to warrant further investigation of the combination in Part B. During Part A of this clinical trial, MRx0518 was well tolerated and had no treatment-related serious adverse events or drug discontinuations and, importantly, no increase of immune-related adverse events commonly associated with ICI therapy.

Part B of the study is currently enrolling, and will assess clinical benefit in addition to safety, up to an additional 30 patients per tumor type with metastatic NSCLC, RCC and UC that are refractory to prior anti-PD-1/PD-L1 therapy. Additionally, new cohorts of 10 patients with new tumor types are being enrolled in the study, including patients with TNBC, HNSCC and MSI-H tumors that are also refractory to prior anti-PD-1/PD-L1 therapy. On March 23, 2022, we announced that in Part B of this study, the RCC group has met its primary efficacy endpoint ahead of enrollment completion. The primary efficacy endpoint for Part B of the study is more than three out of 30 patients per tumor group achieving clinical benefit, defined as complete response, partial response, or stable disease for at least six months. Four out of the first 16 evaluable RCC patients enrolled in Part B achieved clinical benefit, each having achieved at least 6 months of stable disease. MRx0518 continues to be safe and well tolerated.

We have two other ongoing studies of MRx0518 in oncology. We commenced a Phase I trial of MRx0518 as a neoadjuvant monotherapy in patients undergoing surgical resection of solid tumors, which is being conducted at Imperial College London. At the Society for Immunotherapy of Cancer’s 35th Annual Meeting (“SITC 2020”), we announced initial results from Part A of this trial in 17 patients, demonstrating MRx0518 monotherapy immunomodulatory activity. Additional data subsequently presented at the European Society for Medical Oncology (ESMO) Congress 2021 (“ESMO 2021”) showed that treatment with MRx0518 was associated gene expression and metagene signature changes associated with anti-tumor immune activity. We are currently designing Part B of this Phase I clinical trial.

We also initiated a Phase I clinical trial of MRx0518 in potentially resectable pancreatic cancer in combination with hypofractionated radiotherapy, which is part of our strategic collaboration with MD Anderson. Study treatment has been well tolerated to date and this study continues to enroll.

In February 2021, we announced a clinical trial collaboration and supply agreement with Merck KGaA, Darmstadt, Germany and Pfizer Inc. for Bavencio (avelumab), under which 4D Pharma is conducting a Phase II clinical trial to evaluate Bavencio (to be supplied under a free of charge supply agreement) in combination with MRx0518 as a first-line maintenance therapy for patients with locally advanced or metastatic urothelial carcinoma that has not progressed with first-line platinum-containing chemotherapy. This study is expected to commence is 2022. Meanwhile, we are engaged in business development activities with the goal of expanding the development of MRx0518 into new settings and are actively exploring additional collaboration opportunities.

In addition to progressing lead oncology LBP MRx0518, we continue to use the MicroRx platform to discover and develop additional LBP candidates with potential applications in cancer treatment through novel mechanisms of action. In July 2021 we published pre-clinical research relating to a second-generation oncology LBP MRx1299 improving the activity of CAR-T. The research, conducted in collaboration with the Philipps-University Marburg, Germany, and Universitätsklinikum Würzburg, Germany, and published in Nature Communications, demonstrated the ability of the bacterium Megasphaera massiliensis or its short chain fatty acid (“SCFA”) metabolite pentanoate to enhance the anti-tumor activity of cytotoxic T lymphocytes (“CTL”) and CAR-T therapies in animal models of cancer, resulting in better tumor clearance.

We continue to utilize the MicroRx platform to discover promising new LBP candidates for major diseases with significant unmet need. As part of our CNS portfolio, we have identified novel LBP candidates that act upon multiple aspects of the pathology of neurodegenerative diseases in preclinical models, including gut-barrier function, neuroinflammation and protection of neurons critical to healthy CNS function. A first-in-human clinical study for our lead CNS therapeutic candidates, MRx0005 and MRx0029, in Parkinson’s disease patients is expected to commence in 2022, having received FDA IND clearances in February 2022. As part of our commitment to CNS research and drug development, in December 2020, we became an industry partner of the Parkinson’s Progression Markers Initiative, a longitudinal study sponsored by The Michael J. Fox Foundation for Parkinson’s Research to better understand Parkinson’s disease and accelerate the development of new treatments. Our involvement in this project was extended by a further 12 months in December 2021. In addition, in April 2021 we entered into a collaboration with Parkinson’s UK, a non-profit organization focused on advancing the understanding of Parkinson’s disease and improving treatments, to establish a Patient Advisory Board (PAB) comprised of people living with Parkinson’s. Supported by Parkinson’s UK, the PAB provides valuable patient-centric perspective to 4D Pharma as we continue to advance novel Live Biotherapeutics into the clinic to treat neurodegenerative conditions such as Parkinson’s. The PAB will also focus on raising awareness of the issues people with Parkinson’s face with current treatment options.

We are also developing therapeutic candidates for our respiratory disease portfolio. MicroRx enabled the discovery of MRx-4DP0004, an immunomodulatory single strain Live Biotherapeutic candidate that demonstrated marked effects in preclinical trials of respiratory inflammation, particularly in the lungs. MRx-4DP0004 significantly reduced both neutrophilic and eosinophilic airway infiltration concurrently in a preclinical disease model of severe steroid-resistant asthma. Our Phase I/II clinical trial of MRx-4DP0004 in partly controlled asthma is, to our knowledge, the world’s first clinical trial of a Live Biotherapeutic in the indication. In December 2021, we announced that Part A of this trial achieved the primary endpoint of safety and tolerability, and that multiple secondary endpoints showed positive trends in improving asthma control. Part B is expected to enroll up to 90 patients and will assess clinical efficacy in addition to exploratory immune and microbiome biomarkers and safety.

In our gastro-intestinal disease portfolio, we currently have two LBP candidates in clinical development, Blautix and Thetanix. Blautix is being developed as the first therapeutic to potentially treat all patients with IBS, regardless of clinical subtype. Our Phase II study of Blautix in patients with IBS-C (constipation predominant) and IBS-D (diarrhea-predominant) showed that Blautix achieved a statistically significant overall response rate compared to placebo in the combined IBS-C/D analysis group, and demonstrated positive trends in overall response rate for both IBS-C and IBS-D subgroups independently, with an effect size versus placebo comparable to that of other approved IBS therapeutics. Blautix was well tolerated, with a safety profile comparable to placebo, an advantage compared to many currently approved IBS therapeutics which are associated with side effects linked to their mechanism of action. The Phase II trial results provide a strong foundation for the continued development of Blautix as the first therapeutic with the potential to treat both major subtypes of IBS, and this data will inform regulatory engagement around the design of a potential Phase III pivotal program.

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

Key elements of our strategy include:

●	Continuing to be a leading innovator in the microbiome field, with a rigorous approach that focuses highly on the functionality of our LBPs. We have invested highly in our research, manufacturing and clinical capabilities to put ourselves at the front of the pack in the microbiome space. This expertise has generated what we believe is a comprehensive, sector-leading intellectual property portfolio in the microbiome space.
●	Delivering what we believe are differentiated LBPs in multiple indications. We intend to deliver what we believe are differentiated therapeutics that leverage the inherent advantages of LBPs in multiple indications. We seek to continue to deliver positive clinical data, particularly in our immuno-oncology program, with a goal to develop the first LBP approved for the treatment of cancer. We continue to work to push LBPs into new therapeutic areas, such as our preclinical LBP therapeutic candidates MRx0005 and MRx0029 that leverages the gut-brain axis and is currently being assessed in Parkinson’s disease.
●	Working with partners to realize the full potential of our sector-leading capabilities. MicroRx is a unique LBP discovery and development platform and, alongside building our internal pipeline of LBP candidates, the platform also enables us to build valuable partnerships and collaborations. We believe the collaboration with MSD to discover and develop LBPs for vaccines, in addition to the proof-of-concept data generated to date across multiple programs, has validated the MicroRx platform and 4D Pharma’s approach to LBP development. We will seek to engage additional new partners that wish to explore the potential of LBPs in disease areas of interest through collaborations.

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

Another complex mixture is the gut microbiome, the trillions of bacteria, and their gene products, that colonize the human gastro-intestinal tract. The gut microbiome contains more cells than there are in the entire human host and carries around 500 times more genetic information than the human genome. These bacteria and all of their genetic information has function, whether that be metabolic function, interaction with the host, or their interaction with other organisms in the microbiome. Consequently, the gut microbiome plays a significant role in human health and disease.

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

We are developing LBPs, a novel class of medicines that contain live organisms, which have the potential to prevent, treat, or cure disease. In 2012, the FDA set the first guidelines for this new modality, which have set the administration, regulatory and manufacturing standards by which such products must be developed; these were updated in 2016. While several different types of LBPs are currently being developed, including fecal microbiota transplants, bacterial consortia and genetically engineered modified organisms, we are developing single strain LBPs utilizing non-engineered commensal bacteria found in the human gut microbiome.

Driven by our unique LBP discovery engine MicroRx, we have built an end-to-end drug development company with capabilities across the development process, from discovery and preclinical development, through manufacturing and scale-up, to execution of clinical trials. Advances in technology and our consequent understanding of the microbiome have enabled us to develop the MicroRx platform for the efficient discovery of single strain LBPs. This process enables us to take our library of single strains of gut commensal bacteria originally isolated from the complex microbiomes of healthy human donors, and screen for strains that demonstrate functional profiles of interest with strong potential to treat disease. Once the single strains are identified, we can characterize the functionality of the bacteria, including gaining a deep understanding of mechanism of action, and progress them into further development as therapeutic candidates. Our in-depth characterization and understanding of our LBP candidates further strengthens the discovery capabilities of our platform.

Key aspects of our approach to drug development include the following:

●	A functional, not correlative approach. Our approach focuses on understanding and exploiting function and characterizing the mechanisms by which our single strain LBP candidates interact with host biology. In this sense, our approach is analogous to the traditional development of small molecules and biologics, rational selection and development based on functionality and mechanism, rather than attempting to reverse engineer a ‘healthy’ microbiota profile and its correlation with a given disease.
●	Inherent advantages of LBPs. The side effects associated with existing medicines are a concern for both patients and clinicians, and these can lead to sub-optimal treatment regimens or termination of development programs. Our LBPs are naturally occurring, non-engineered strains originally isolated from healthy human donors, and consequently, we have not observed any drug related serious adverse effects in any of our clinical studies conducted to date, which have included dosing in over 500 individuals with our LBPs. This significantly accelerates the development timeline from discovery to clinical proof-of-concept, enabling us to conduct first-in-human studies in patients, rather than traditional Phase I safety studies in healthy volunteers and without long-term animal toxicology studies, and thus generate clinically relevant data much earlier than with traditional drug types.
●	Orally-administered single strain LBPs. Our therapeutic candidates are pharmaceutical formulations of single strains of bacteria originally isolated from healthy human donors, selected using our MicroRx platform based on a desired functional profile investigated and demonstrated using in vitro and in vivo models. Additionally, our candidates can exhibit polypharmacy, acting on multiple disease relevant pathways to exert their therapeutic effects. Our LBPs are not required to engraft or “colonize” the gut to achieve activity, in the same way that a small molecule drug does not need to stay in the body forever to exert a therapeutic effect. Consequently, the activity of our LBP candidates should not be dependent on the composition of the resident microbiome, and do not require preconditioning with antibiotics to create an ecological niche for engraftment.
●	Well-developed manufacturing capability. We have invested heavily in our manufacturing capability and infrastructure since our inception, and now have significant expertise in the manufacturing of LBPs. Our therapeutic candidates are manufactured at our cGMP-certified facility, with nine candidates now taken through the development and scale-up process to clinical-scale, with production capacity up to small-to-mid-scale commercial supply. This level of capability gives us ultimate control over the supply of our therapeutic candidates for clinical development and developing and optimizing processes in-house has generated valuable know-how and intellectual property. We are also able to integrate manufacturing considerations into our candidate selection and early development, reducing later development risk and accelerating the progression of candidates into the clinic.
●	A comprehensive intellectual property estate in the microbiome space. As of January 2022, our patent portfolio is comprehensive and includes patents and pending applications that cover our therapeutic candidates in the US and other countries internationally. Our LBPs in clinical development are protected by patent filings in major territories including the United States.

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

Discovery. Strains from our growing proprietary library are first screened for their ability to activate specific host receptors or pathways using a battery of reporter cell lines of both human and animal origin. Multiple aspects of the host-microbe interaction are investigated using complex co-culture systems, spheroids and organoid-based assays to mimic the in vivo environment and improve clinical translatability. Cytokine and metabolite production, cell differentiation and gene expression patterns are all evaluated at this stage to identify and characterize the complex interaction between the specific strains and the host at the cellular and molecular level. Genome mining is also used to identify strains with particular genes, or types of genes, of interest, as well as to characterize candidate strains.

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

Product Development Strategy and Portfolio

We are advancing our LBPs in multiple diseases, with our key focus areas being immuno-oncology, immune-inflammatory disease, CNS conditions and gastro-intestinal diseases. Our approach to identifying LBPs has, in a relatively short period of time, allowed us to conduct clinical trials on four therapeutic candidates to date with single strain LBPs in multiple disease areas, and provide valuable data on safety, tolerability, pharmacodynamic responses, immune biomarkers and clinical outcomes. Additionally, we have an in-house team of bioinformaticians that provide microbiome and metabolomics analysis from results obtained in our ongoing clinical trials. These analyses will assist us in the further development of these assets, and others in new indications.

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

The Keytruda combination clinical trial and pancreatic cancer clinical trial are part of our strategic collaboration with MD Anderson to evaluate 4D Pharma’s Live Biotherapeutic oncology pipeline across a range of cancer settings. The collaboration brings together MD Anderson’s translational medicine and clinical research capabilities with our expertise in the discovery and development of LBPs. See the section “Item 4. Information on the Company—B. Business -  Overview—Collaborations —Collaboration with University of Texas MD Anderson” for more information about our collaboration with MD Anderson.

In addition to lead oncology candidate MRx0518, we have second generation oncology candidates in preclinical development, such as MRx1299, which have differentiated mechanisms of action to MRx0518 that may be more suitable for the treatment of additional tumor types.

MRx0518

Our lead product candidate in our immuno-oncology program is MRx0518, a strain of Enterococcus gallinarum that was discovered with MicroRx. MRx0518 exhibits an immunostimulatory host-response profile that indicated strong potential as an immuno-oncology candidate in preclinical trials. Additionally, the functionality of MRx0518 is well-characterized, demonstrating the primary mechanism of action by which it exerts its anti-tumor activity, via flagellin mediated activation of toll-like receptor 5 (TLR5). MRx0518 is now being assessed in four separate clinical trials, and to our knowledge, has delivered the first proof-of-concept data of a Live Biotherapeutic in a cancer setting.

MRx0518 preclinical data

Our approach to drug development is exemplified by MRx0518. Unlike other microbiome drug discovery strategies that have looked for correlations between specific species of bacteria and response of patients to therapies such as checkpoint inhibitors that do not necessarily indicate causation, we exploited the power of our MicroRx platform to select for potent immunostimulatory activity exhibited by the candidate, agnostic of any prior knowledge of species.

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

Phase I/II clinical trial: MRx0518 in combination with Keytruda in solid tumors refractory to prior ICI

Our lead immuno-oncology product candidate, MRx0518, is being evaluated in an ongoing Phase I/II clinical trial in solid tumors in combination with ICI Keytruda in patients with metastatic NSCLC, RCC, UC, TNBC, HNSCC and MSI-H tumors that are refractory to prior anti-PD-1/PD-L1 therapy. This trial is a clinical collaboration with MSD, the maker of Keytruda. All patients enrolled in this clinical trial had previously responded to ICIs, and then developed resistance and progressive disease. The clinical trial evaluates whether the combination of MRx0518 and Keytruda can affect a response in patients that with resistance to ICIs, thus turning non-responders into responders.

The trial is formed of two parts. Part A was an initial safety phase in 12 patients with RCC or NSCLC, evaluating the safety and tolerability of the combination with MRx0518 and Keytruda over the dose limiting toxicity period of one three-week treatment cycle. Patients enrolled in Part A are eligible to remain on study treatment for up to two years to evaluate clinical benefit. Following successful completion of Part A and positive recommendation from the safety review committee, the Part B cohort expansion phase will enroll up to 30 patients per tumor type cohort with metastatic NSCLC, RCC and UC, and up to 10 patients in each cohort of TNBC, HNSCC and MSI-H tumors, to evaluate clinical benefit in addition to safety and tolerability.

Part A has been successfully completed and the safety review committee recommended proceeding to Part B of the study. Of the 12 patients enrolled into Part A of the trial, five patients (42%) demonstrated clinical benefit (defined as a complete response, partial response or stable disease for six months or longer) on treatment with MRx0518 and Keytruda (see Figure 8). These include three patients achieving partial responses with radiological scans giving evidence of target tumor shrinkage of greater than 30% from baseline. To the best of our knowledge, we, through this data, delivered the first ever proof-of-concept data in the treatment of cancer using LBPs. We and MSD, the study collaborators, pre-defined the clinical benefit threshold in this trial to support further investigation as 10%, which has been substantially exceeded in the Part A cohort.

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

It should be noted that the patient population in the study are highly refractory, having stopped responding to prior checkpoint immunotherapy, and all patients have received multiple lines of therapy and had progressive disease with no alternative treatment options known to provide benefit available. Additionally, one responder has NSCLC harboring an epidermal growth factor receptor (EGFR) mutation, who has had seven previous lines of therapy. NSCLC patients harboring EGFR mutations have been shown to be much less likely to show clinical benefit from PD-1/PD-L1 checkpoint inhibitors, indicating the potential for MRx0518 to induce response to checkpoint immunotherapy in refractory patients.

The Part B cohort expansion phase of the study is currently enrolling. Encouraged by the results of Part A of this clinical trial, we have opened additional trial sites to accelerate recruitment and delivery of more clinical data of the open-label study. These efforts will add up to an additional 30 patients per tumor type cohort of metastatic NSCLC, RCC and UC that are refractory to prior anti-PD-1/PD-L1 therapy. Additionally, new cohorts of 10 patients with new tumor types are being enrolled in the study, including patients with TNBC, HNSCC and MSI-H high tumors that are also refractory to prior anti-PD-1/PD-L1 therapy. On March 23, 2022, we announced that in Part B of this study, the RCC group has met its primary efficacy endpoint ahead of enrollment completion. The primary efficacy endpoint for Part B of the study is more than three out of 30 patients per tumor group achieving clinical benefit, defined as complete response, partial response, or stable disease for at least six months. Four out of the first 16 evaluable RCC patients enrolled in Part B achieved clinical benefit, each having achieved at least 6 months of stable disease. MRx0518 continues to be safe and well tolerated.

Phase I clinical trial: MRx0518 as a neoadjuvant monotherapy

We also have an ongoing Phase I clinical trial of MRx0518 as a neoadjuvant monotherapy in patients undergoing surgical resection of solid tumors, which is being conducted at Imperial College London. Patients enrolled are diagnosed with resectable tumors and a tumor sample was taken at baseline. MRx0518 was then dosed as a monotherapy for two to four weeks prior to resection, at which point another tumor sample was taken. Changes in systemic immune and intratumoral biomarkers were then analyzed to assess the effect of MRx0518 monotherapy on immune cell populations and gene expression over the dosing period..

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

Further analyses from this study were presented at ESMO 2021, showing that neoadjuvant MRx0518 treatment was associated with significant gene and metagene signature changes in solid tumors. Gene expression profiling of paired tumor samples pre- and post-MRx0518 monotherapy across multiple solid tumor types (N=15) showed that treatment with MRx0518 for two to four weeks was associated with anti-tumor immune activity including antigen presentation, innate immune processes, and interferon response. Analysis of paired tumor samples also identified significant increases in mast cells, Th1, CD8+ T cell, neutrophil, endothelial cell and inflammatory chemokine metagene signatures following MRx0518 monotherapy. Effects were particularly pronounced in the cohort of breast cancer patients (N=7), with significant increases observed in total and activated dendritic cells, CD8+ T cells and cytotoxic cells in the tumor micro-environment. Functional metagene analysis also identified positive changes in prognostic indicators and metagene signatures predictive of immunotherapy response in patients with breast cancer, including inflammatory chemokines, cytotoxicity, lymphoid scores, and the Tumor Inflammation Signature (TIS) - demonstrated to retrospectively predict clinical benefit of anti-PD-(L)1 ICI therapy efficacy in various cancer types. We are currently designing Part B of this Phase I clinical trial.

Figure 10. Changes in expression of metagene signatures in paired tumour samples before and after MRx0518 monotherapy for 2 to 4 weeks. Forest plots show the Log2 mean fold change, 95% confidence intervals, of immune cell type and functional score signatures in pre- vs post-treatment in all paired tumour samples (A) or breast cancer cohort paired tumors (B). Triangles (▲) indicate significant difference (p<0.05) as assessed by univariate analysis.

Phase I clinical trial: MRx0518 as a neoadjuvant monotherapy in combination with hypofractionated radiotherapy

A third clinical trial of MRx0518 is ongoing in potentially resectable pancreatic cancer, as part of our strategic collaboration with MD Anderson. Pancreatic Ductal Adenocarcinoma (PDAC) is the third leading cause of cancer death in the United States. Outcomes are poor, with five-year overall survival as low as 9%. Complete microscopic (R0) resection represents a requisite component of cure for PDAC, and as such, neoadjuvant therapies are increasingly important to optimize surgical outcomes and maximize long-term survival. Recent studies have shown that patients who received preoperative hypofractionated radiation had improved chances of R0 resection (63% versus 31%).

Our single center, open-label, Phase I clinical trial will treat 15 potentially resectable PDAC patients with a regimen for approximately six to nine weeks, before, during and after a course of hypofractionated radiation until the time of resection. The clinical trial will evaluate the safety of MRx0518 with radiation and whether MRx0518 can elicit an immunogenic profile that may be beneficial in decreasing systemic failure and improving local control. Efficacy outcomes will include incidence of major pathologic response, tumor infiltrating lymphocytes, overall survival, progression-free survival, local control, distant control and margin status. The study will evaluate immune infiltrates and stromal cells within and near the tumor as well as evaluating circulating immune cells, tumor cells and tumor DNA. We anticipate completing recruitment of this Phase I open-label study in 2022.

Phase II clinical trials: MRx0518 in combination with Bavencio as a first-line maintenance therapy for locally advanced or metastatic urothelial carcinoma

Highly encouraged by signals of clinical activity observed so far with MRx0518 combined with no observed treatment-related serious adverse effects or drug discontinuations, including in a particularly difficult-to-treat refractory patients, we are actively exploring additional drug combinations and settings in which to evaluate MRx0518. We are also active in seeking collaborations with industrial partners operating in the pharmaceutical industry to expand the MRx0518 clinical development program.

In February 2021, we entered into a collaboration agreement with Merck KGaA, Darmstadt, Germany (“Merck KGaA”) and Pfizer, who co-developed and co-commercialized Bavencio (avelumab). This collaboration allows us to evaluate MRx0518 in an earlier treatment setting in patients with locally advanced or metastatic UC which has not progressed with first-line platinum-containing chemotherapy. Under the agreement, we will be the sponsor of the clinical trial. Merck KGaA and Pfizer are providing Bavencio without cost to us for the clinical trials. The study is expected to commence in 2022.

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

MRx1299 was selected using MicroRx and has an immunostimulatory host response profile. MRx1299 increased in vitro cytokine production by peripheral blood mononuclear cells (PBMCs) and splenocytes, and CD8+/Treg ratio in treated PBMCs, reduced clonogenic survival of various cancer cell lines; and reduced tumor growth by adoptive cell transfer in syngeneic cancer models in vivo (see Figure 11).

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

The mechanism of action of MRx1299 is mediated in part by its metabolite profile - MRx1299 produces short chain fatty acids which act as potent histone deacetylase inhibitors. Treatment with MRx1299 increased acetylated H3 and H4 nuclear staining in melanoma and colorectal cancer cell lines, and acetylation corresponded to reduced clonogenic growth (see Figure 12 and Figure 13). Pretreatment with MRx1299 enhanced the anti-tumor activity of adoptively transferred cytotoxic T lymphocytes in an animal model of melanoma, increasing tumor infiltration and production of effector cytokines.

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

In July 2021 we published pre-clinical research relating to a second-generation oncology LBP MRx1299 improving the activity of CAR-T. The research, conducted in collaboration with the Philipps-University Marburg, Germany, and Universitätsklinikum Würzburg, Germany, and published in Nature Communications, demonstrated the ability of the bacterium Megasphaera massiliensis or its SCFA metabolite pentanoate to enhance the anti-tumor activity of CTL and CAR-T therapies in animal models of cancer, resulting in better tumor clearance.

Respiratory Disease Portfolio

Asthma

A significant number of patients with asthma are poorly controlled by current treatments, leading to exacerbations, hospitalization and mortality. Most biologic therapeutics approved for more severe patients only address the allergic or eosinophilic sub-types of asthma, meaning other patient sub-types remain under-served. These drugs must be administered via subcutaneous or intravenous delivery, and many come with warnings of serious side effects like anaphylaxis. There is significant need for a patient-friendly, oral, add-on therapy to reduce exacerbations, providing additional treatment options before patients are put on biologics, and which addresses under-served sub-groups.

MRx-4DP0004

MicroRx enabled the discovery of MRx-4DP0004, a Live Biotherapeutic candidate with unique effects on inflammation, particularly in the lungs. MRx-4DP0004 demonstrates an ability to address both neutrophilic and eosinophilic lung inflammation concurrently. The candidate is currently being evaluated in a Phase I/II study in patients with uncontrolled asthma.

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

Phase I/II clinical trial in asthma

We are conducting a Phase I/II first-in-human, two-part clinical trial of MRx-4DP0004 in approximately 120 patients with partly controlled asthma. Patients on the study receive MRx-4DP0004 daily in addition to their long-term maintenance asthma medication of inhaled corticosteroid with or without long-acting beta agonist. The clinical trial assessed the safety and tolerability of MRx-4DP0004, in addition to clinical endpoints relating to asthma control, exacerbations, lung function and quality of life. A wide panel of host and microbiome biomarkers were also assessed that will contribute to mechanistic understanding of the candidate.

In December 2021 and January 2022, we announced that Part A of the trial in 34 patients achieved the primary endpoint of safety and tolerability and that multiple secondary endpoints showed positive trends in improving asthma control, supporting progression into Part B of the Phase I/II trial. At all timepoints throughout the treatment period, a significantly greater proportion of MRx-4DP0004 treated patients experienced reductions from baseline in Asthma Control Questionnaire (ACQ-6) score, as compared to placebo. At end of treatment, 83.3% of patients receiving MRx-4DP0004 experienced reductions in ACQ-6 score, compared to 56.3% in the placebo arm. Moreover, at end of treatment, 50.0% of patients receiving MRx-4DP0004 experienced reductions from baseline in ACQ-6 scores of 0.5 or more, compared to 37.5% in the placebo arm. In addition, at the end of treatment, 50.0% of patients receiving MRx-4DP0004 reduced their use of SABA, compared to 18.8% of patients receiving placebo. Overreliance on SABA rescue medication is associated with a greater risk of exacerbations, hospitalizations and mortality, and reduced SABA use is a key indicator of improved asthma control. 50.0% of patients receiving MRx-4DP0004 experienced a clinically meaningful increase in Asthma Quality of Life Questionnaire (AQLQ) scores of ≥0.5 at end of treatment, compared to 31.3% receiving placebo. MRx-4DP0004-treated patients’ quality of life continued to improve over the treatment period. Mean measures of lung function including forced expiratory volume in the first second (FEV1, percentage of predicted), peak expiratory flow (PEF), and ratio of FEV1 to forced vital capacity (FEV1/FVC) for both MRx-4DP0004 and placebo treatment arms generally remained within normal ranges from baseline to end of treatment. One of 18 patients (5.6%) randomized to MRx-4DP0004 experienced an asthma exacerbation, compared to two of 16 patients (12.5%) randomized to placebo.

Figure 17. Phase I/II randomized placebo-controlled clinical trial of MRx-4DP0004 in patients with partly controlled asthma, Part A. Proportion of patients receiving MRx-4DP0004 or placebo achieving a decrease in Asthma Control Questionnaire (ACQ-6) score from baseline at different time points, p values calculated using one-sided Fisher’s exact test, p<0.1 (A). Proportion of patients receiving MRx-4DP0004 or placebo who decreased their use of short acting beta agonist (SABA) rescue medication from baseline, total number of SABA puffs in 7 day period prior to visit.

To our knowledge, this is the world’s first clinical trial of a single strain Live Biotherapeutic in this indication Part B is expected to enroll up to 90 patients and will assess clinical efficacy in addition to exploratory immune and microbiome biomarkers. The proportion of patients with reductions in ACQ-6 score at end of treatment will be the primary endpoint for Part B of the Phase I/II trial.

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

Neurodegenerative disease

As the global population ages, age-related CNS conditions such as Alzheimer’s disease, Parkinson’s disease and other dementias will increase in prevalence. These conditions have long affected society, yet therapeutic options to treat these diseases remain limited, and no therapies exist that are known to slow, stop or reverse disease progression. Improving options for patients with neurodegenerative diseases therefore remains one of the biggest challenges in modern medicine.

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

Using MicroRx, a multi-targeted functional screening approach was employed that led to the selection of two strains of bacteria, MRx0005 and MRx0029. In vitro, the candidates decrease neuroinflammatory responses to stimuli including exogenous alpha-synuclein and protect against oxidative stress. MRx0029 also upregulated gene expression of proteins associated with gut barrier integrity such as Tight Junction Protein 1 and Occludin (see Figure 18).

Figure 18. In vitro, MRx0029 was able to decrease gut permeability as measured by FITC/Ussing chambers, and increase gene expression of proteins associated with gut barrier functions such as Tight Junction Protein 1 and Occludin. The candidates also demonstrated neuroprotection from TBHP and MPP-induced oxidative stress in undifferentiated SH-SY5Y cells, and reduction in disease-specific neuroinflammation induced by both LPS and mutated alpha-Synuclein proteins. YCFA = Yeast extract, casitone and fatty acid medium; TBHP = ; MPP ; FITC = . Significance relative to vehicle: * (p < 0.05), ** (p < 0.01), *** (p < 0.001).

Notably, MRx0029 has shown promise as a potentially disease-modifying therapy, by indicating a potentially neuro-regenerative effect that could counteract the characteristic loss of dopaminergic neurons in PD (see Figure 17). MRx0029 induced neuronal differentiation in SH-SY5Y neuroblastoma cells towards a dopaminergic phenotype, via upregulation of microtubule-associated protein 2 (“MAP2”) at the gene and cellular level, and upregulation of dopamine active transporter and LIM homeobox transcription factor 1-beta (“LMX1B”) - markers of dopaminergic neurons.

Figure 19. In vitro treatment of neuroblastoma cells with MRx0029 demonstrated differentiation to a dopaminergic-like neuronal phenotype, and significantly upregulated expression of numerous markers of dopaminergic neurons, including MAP2, LMX1B and DAT. MPTP = 1-methyl-4-phenyl-1,2,3,6-tetrahydropyridine; TH = Tyrosine hydroxylase; 7-NI = 7-Nitroindazole; YCFA = Yeast extract, casitone and fatty acid medium; MAP2 = Microtubule-associated protein 2; LMX1B = LIM homeobox transcription factor 1-beta; DAT/SCL6A3 = dopamine active transporter. Significance relative to vehicle: * (p < 0.05), ** (p < 0.01), *** (p < 0.001), ## (no significant difference from vehicle + vehicle).

In vivo in the 1-methyl-4-phenyl-1,2,3,6-tetrahydropyridine (“MPTP”) model of PD, MRx0029 reduced loss of tyrosine hydroxylase positive dopaminergic neurons, and MRx0005 was able to reduce deficits in dopamine and striatal 3,4-Dihydroxyphenylacetic acid (“DOPAC”), a metabolite of dopamine (see Figure 20).

Figure 20. In the MPTP-induced animal model of PD, MRx0029 protected from the loss of TH+ neurons in MPTP-induced brain lesions, offering comparable neuroprotection to the 7-NI positive control. MRx0005 protected from loss of striatal dopamine and DOPAC in MPTP-treated mice, with a similar effect to the 7-NI positive control. MPTP = 1-methyl-4-phenyl-1,2,3,6-tetrahydropyridine; TH+ = tyrosine hydroxylase; 7-NI = 7-nitroindazole; DOPAC = 3,4-Dihydroxyphenylacetic acid. Significance relative to vehicle: * (p < 0.05), ** (p < 0.01), *** (p < 0.001), ## (no significant difference from vehicle + vehicle).

We have enlisted the help of key opinion leaders in PD clinical study design to assist in planning a first-in-human clinical trial in people with Parkinson’s. In February 2022 we received FDA IND clearances for MRx0005 and MRx0029, and expect to commence the study in 2022.

Parkinson’s Progression Markers Initiative

In December 2020, we became an industry partner of the Parkinson’s Progression Markers Initiative (“PPMI”), a longitudinal study sponsored by The Michael J. Fox Foundation for Parkinson’s Research to better understand Parkinson’s disease and accelerate the development of new treatments. We will contribute to the efforts of the PPMI as members of the Partner Scientific Advisory Board closely involved in the design and execution of the study. In addition, we also joined a variety of PPMI Working Groups that provide a forum to discuss PPMI data and address Parkinson’s clinical trial challenges with other PPMI industry and non-profit partners. In December 2021, our partnership with this initiative was extended by a further 12 months.

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

In genetic BTBR and environmental maternal immune activation (“MIA”) mouse models of autism, MRx0006 demonstrated statistically significant effects in a range of tests that assessed autism-like behaviors. The results in these models indicated reduced stereotyped behaviors, increased social interaction, reduced anhedonia, decreased depressive-like behavior, and decreased anxiety-like behaviors (see Figure 21).

Figure 21. MRx0006 effect on social behaviors assessed in several models, including three-chamber test and urine sniffing test. BTBR = inbred BTBR T+tf/J mouse model of autism; MIA = maternal immune activation. Significance relative to vehicle: * (p < 0.05), ## (no significant difference from vehicle + vehicle).

Oxytocin and arginine vasopressin are neuropeptides synthesized in the hypothalamus and secreted from the posterior pituitary gland, that are implicated in social behaviors, in addition to feelings of trust, romance and aggression. MRx0006 demonstrated the ability to significantly increase expression of these neuropeptides, indicating potential to improve autistic-like behaviors (see Figure 22).

Figure 22. MRx0006 significantly increased oxytocin and oxytocin receptor mRNA expression in mHypoA2-28 cells. MRx0006 also significantly increased hippocampal arginine vasopressin mRNA expression in BTBR mice. Significance relative to vehicle: * (p < 0.05), ** (p < 0.01), *** (p < 0.001).

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

Additionally, MRx0002 was able to completely prevent the onset of disease in an acute experimental autoimmune encephalomyelitis (“EAE”) animal model of MS, and histological analysis in these models showed significantly reduced inflammation of the spinal cord. MRx0002 also showed a significant reduction in clinical scores compared to vehicle in a chronic EAE model (see Figure 23).

Figure 23. In an acute experimental autoimmune encephalomyelitis (EAE) mouse model, MRx0002 completely prevented the onset of disease. In a chronic EAE model, MRx0002 also led to a significant reduction in clinical scores. PBS = Phosphate buffered saline; CFU = colony-forming unit.

Rheumatoid Arthritis

Rheumatoid arthritis (“RA”) is an autoimmune disease, characterized by chronic inflammation of the joints that erodes joints, bone and cartilage, eventually leading to progressive deformity. RA is estimated to affect around 1.5 million adults in the United States, with patients with chronic inflammation receiving injectable biologic therapies to manage their condition.

MRx0006 (Blautia stercoris) is a preclinical candidate that has shown significant potential in both in vitro and in vivo settings in treating RA. MRx0006 acts on the Th1/Th17 axis, and was able to decrease splenocyte proliferation response and secretion of inflammatory cytokines such as IL-10 and interferon gamma (“IFNγ”) in vitro.

Moreover, MRx0006 was able to significantly improve clinical scores in vivo using a type II collagen (“CII”)-induced arthritis model of RA (see Figure 24). MRx0006 also showed a distinct protection of joint architecture from inflammatory damage in histopathological assessment and scoring (see Figure 25).

Figure 24. MRx0006 significantly reduced clinical scores (swelling of paws and joints), compared to vehicle following type II-collagen (CII) induction; and significantly reduced all hind limb histopathological scores, including joint inflammation, and cartilage and bone damage. Significance relative to vehicle: ♦ (p<0.05 compared to vehicle on given day), **** (p<0.0001 compared to Day 21 in vehicle); *** (p < 0.001).

Figure 25. Representative H&E stained saggital sections of arthritic mouse hind limbs derived from subjects in the type II collagen (CII)-induced arthritis model of RA. Cartilage destruction, bone erosion and infiltration of inflammatory cells including macrophages (M) and neutrophils (N) were visible in vehicle-treated animals, whereas MRx0006 treated animals demonstrated few infiltrating inflammatory cells and minimal bone erosion.

Gastrointestinal Disease Portfolio

We have also investigated the efficacy of two therapeutic candidates in our gastrointestinal program in clinical trials, Blautix, a disease modifying therapeutic for IBS, and Thetanix, a single strain human gut commensal bacterium which has an anti-inflammatory mechanism and is under investigation for the treatment of IBD.

Blautix

IBS is a functional gastrointestinal condition affecting 10% to 15% of the U.S. and E.U. population, but with poorly understood etiology. The condition is currently defined symptomatically, patients are categorized as constipation predominant (“IBS-C”), diarrhea predominant (“IBS-D”) or mixed (“IBS-M”). The occurrence of this mixed phenotype, and clinical observations that patients frequently switch between IBS-C and IBS-D, suggests a common underlying condition in which the microbiome may play a key role. However, current treatment options only address symptoms and do not address the underlying cause of the disease. Moreover, inherent in their mechanisms of action, available therapies cause severe and unpleasant side effects such as diarrhea.

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

Following successful completion of the Phase Ib clinical trial, we commenced a Phase II multicenter randomized placebo-controlled clinical trial of Blautix in patients with IBS-C and IBS-D, BHT-II-002. The study enrolled a total of 158 patients with IBS-C and 195 patients with IBS-D. The study was designed with feedback from the FDA, using the FDA-recommended composite primary endpoint of overall response rate based on concurrent improvement in abdominal pain and bowel habit (stool frequency for IBS-C patients, or stool consistency for IBS-D patients) in the same week for at least four of the eight treatment weeks. The trial was intended as a signal finding Phase II study, to generate a signal of activity in both IBS-C and IBS-D and generate the clinical data to inform the design of a potential Phase III pivotal program towards registration.

In October 2020 we announced positive topline results from the Phase II clinical trial. Blautix demonstrated a statistically significant overall response rate compared to placebo in the combined IBS-C/D group Efficacy Evaluable Analysis Set (p = 0.038) and demonstrated positive, although not statistically significant, trends in improving overall response for both the IBS-C and IBS-D subgroups independently. Blautix was well tolerated, with a safety profile comparable to placebo with respect to adverse events and severe adverse events.

In May 2021, we presented additional positive analyses from the completed Phase II trial of our LBP Blautix in subjects with IBS-C or IBS-D at Digestive Disease Week. This further analysis of our data revealed strong and statistically significant activity on the key symptom of bowel habit, a potential approvable primary endpoint per regulatory guidelines. In the IBS-C group Efficacy Evaluable Analysis Set, Blautix demonstrated statistically significant (p<0.1) improvement in stool frequency (p=0.054), and the IBS-D group Efficacy Evaluable Analysis Set showed a statistically significant improvement in stool consistency (p=0.042). After eight weeks of treatment, evaluable IBS-C and IBS-D patients receiving Blautix reported a decrease from baseline in weekly average abdominal pain score. In addition, analysis of the data by geographical region shows that earlier topline results were impacted by an unusually high placebo response in patients in the UK and Ireland, and enhanced positive signals were seen in the larger US population.

Single strain LBP Blautix is the first therapeutic globally to have demonstrated efficacy in both IBS-C and IBS-D. The clinically meaningful overall response rates and improvements in bowel habit in both IBS-C and IBS-D in this signal finding Phase II trial, in spite of an unexpectedly high placebo response in certain patient groups, are highly encouraging for subsequent larger studies with increased statistical power. The Phase II clinical trial results provide a strong foundation for the continued development of Blautix as the first therapeutic with the potential to treat both major subtypes of IBS. The Phase II data will form the basis of regulatory engagement around the design of a potential Phase III pivotal trial.

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

In multiple pre-clinical models of IBD , Thetanix demonstrated promising activity on the primary readouts in two different preclinical models with relevance to Crohn’s disease, protecting against weight loss, preventing histopathological changes in the colon and attenuating expression of inflammatory mediators (see Figure 26). Using an in vitro co-culture assay, a pirin-like protein (“PLP”) produced by Thetanix has been identified as a putative candidate effector molecule. Recombinant PLP was shown to be protective against colitis in a preclinical model and, like Thetanix, to act on NF-κB signaling in vitro.

Figure 26. Thetanix protects against intestinal inflammation in dextran sodium sulfate (DSS) mouse models of colitis, reducing disease-associated bodyweight loss, downregulating inflammatory signals, and improving histopathology scores. BT = Thetanix. Significance relative to vehicle: ** (p < 0.01), **** (p < 0.0001).

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

To date we have taken nine strains through process development and scale-up to be able to manufacture clinic-ready product. Having in-house control of production has been a significant advantage in a field that has experienced significant hurdles relating to manufacturing. It also generates valuable know-how and intellectual property with returns across our pipeline and platform. We will continue to leverage the competitive advantage of our in-house production capabilities to support our expanding clinical development activities.

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

Other companies developing microbiome targeted therapeutics include Seres Therapeutics, Inc., Evelo Biosciences, Inc., Vedanta Biosciences, Inc., Kaleido Biosciences, Inc., Finch Therapeutics Group, Inc., Synlogic, Inc. and BiomX.

Competition in the oncology space, the area in which we are developing lead candidate MRx0518, is high. As is common in the oncology space, we may seek to combine our candidates with those of competitors to provide therapeutic regimens with improved efficacy for patients. Significant players in the oncology arena include MSD, Bristol Myers Squibb, F. Hoffmann-La Roche AG, AstraZeneca plc, Regeneron Pharmaceuticals, Inc, Novartis, Janssen, Merck KGaA and Pfizer Inc.

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

In the GI space, we are developing Blautix for IBS - a therapeutic that seeks to meet the need of patients with both IBS-C and IBS-D. Patients with these subtypes are treated with therapeutics specific to each subtype that are commercialized by institutions that include AbbVie, Ironwood Pharmaceuticals, Inc and Bausch Health Companies Inc.

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

Importantly, we have procured granted patents that cover our clinical stage therapeutic products in the United States, and other major territories. As of December 31, 2021, our patent portfolio included approximately 50 issued U.S. patents, approximately 61 pending U.S. provisional or non-provisional patent applications, approximately 1456 foreign patents, and approximately 757 pending foreign patent applications, which patents and patent applications we own. The foreign patents and pending foreign patent applications were filed in countries and jurisdictions that include Australia, Brazil, Canada, Chile, China, Colombia, Eurasia, Hong Kong, India, Israel, Japan, Mexico, New Zealand, Nigeria, Russia, Saudi Arabia, Singapore, South Africa, South Korea, Taiwan, Turkey, United Arab Emirates, and countries within the European Patent Convention, the Eurasian Patent Organization, the African Regional Intellectual Property Organization, and the Organisation Africaine de la Propriété Intellectuelle. The claims of these owned patents and patent applications are directed toward various aspects of our product candidates and research programs. Specifically, the claims of these patents and patent applications include, for example, compositions of matter, methods of use, combination therapies, and methods of manufacture. These patents, and patent applications if issued, are expected to expire between 2022 and 2042, without taking into account any possible patent term adjustments or extensions.

With regard to MRx0518, as of December 31, 2021, we have approximately 5 issued U.S. patents, approximately 9 pending U.S. provisional or non-provisional patent applications, approximately 57 foreign patents, and approximately 166 pending foreign patent applications that include claims directed to MRx0518, such as compositions of matter and methods of use. These patents, and patent applications if issued, are expected to expire between 2036 and 2042, without taking into account any possible patent term adjustments or extensions.

With regard to MRx-4DP0004, as of December 31, 2021, we have approximately 3 issued U.S. patents, approximately 2 pending U.S. provisional or non-provisional patent application, approximately 137 foreign patents, and approximately 48 pending foreign patent applications that include claims directed to MRx-4DP0004, such as compositions of matter and methods of use. These patents, and patent applications if issued, are expected to expire between 2036 and 2039, without taking into account any possible patent term adjustments or extensions

With regard to Blautix, as of December 31, 2021, we have approximately 15 issued U.S. patents, approximately 11 pending U.S. provisional or non-provisional patent applications approximately 244 foreign patents, and approximately 116 pending foreign patent applications that include claims directed to Blautix, such as compositions of matter and methods of use. These patents, and patent applications if issued, are expected to expire between 2022 and 2040, without taking into account any possible patent term adjustments or extensions.

With regard to Thetanix, as of December 31, 2021, we have approximately 2 issued U.S. patent, approximately 3 pending U.S. provisional or non-provisional patent application, approximately 75 foreign patents, and approximately 35 pending foreign patent applications that include claims directed to Thetanix, such as compositions of matter and methods of use. These patents, and patent applications if issued, are expected to expire between 2022 and 2039, without taking into account any possible patent term adjustments or extensions.

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

Because patent applications in the United States and certain other jurisdictions are maintained in secrecy for 18 months or potentially even longer, and because publication of discoveries in the scientific or patent literature often lags behind actual discoveries and patent application filings, we cannot be certain of the priority of inventions covered by pending patent applications. Accordingly, we may not have been the first to invent the subject matter disclosed in some of our patent applications or the first to file patent applications covering such subject matter, and we may have to participate in interference proceedings or derivation proceedings declared by the USPTO to determine priority of invention.

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

We have established a comprehensive IP estate among specialist LBP developers and continue to implement our aggressive intellectual property strategy in securing robust, multi-layered protection of our therapeutic candidates. As of December 31, 2021, our patent portfolio includes numerous issued patents and pending applications that cover our therapeutic candidates in the US and other countries internationally.

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

Collaborations

Collaboration with University of Texas MD Anderson

In November 2017, we entered into a strategic collaboration agreement with MD Anderson, which was amended on February 24, 2021. This partnership brings together MD Anderson’s translational medicine and clinical research capabilities with our expertise in the discovery and development of LBPs in oncology. Under the agreement, we provide funding and in-kind support for pre-clinical and clinical studies in solid tumors and radiation oncology. All data, results, and inventions generated in the conduct of the studies under the agreement are owned by us, and we have the sole right to prepare, file, prosecute and enforce patents covering the same. We granted to MD Anderson a royalty-free non-exclusive license to use such data, results and inventions for MD Anderson’s internal research, academic and patient care purposes. To date, we have initiated two studies as part of the collaboration: a Phase I/II study of MRx0518 in combination with Keytruda in solid tumors, and a Phase I study of MRx0518 in combination with hypofractionated radiotherapy in patients with potentially resectable pancreatic cancer. Pursuant to the agreement, we agreed to pay MD Anderson at least $10 million for the performance of the studies and have paid $5 million to date. The agreement expires eight years from the effective date, unless earlier terminated due to a party materially breaching the agreement and failing to cure such breach within 30 days of receiving notice from the non-breaching party.

For the years ended December 31, 2021, 2020 and 2019, we have recognized $1.1 million, $1.7 million and $1.7 million, respectively, in costs from MD Anderson which are included within research and development costs in the consolidated statement of operations and comprehensive loss.

Research Collaboration and Option to License Agreement with Merck

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

For the years ended December 31, 2021, 2020 and 2019 we have recognized $0.7 million, $0.7 million and $0.3 million in collaboration revenues, respectively. Associated costs of sale of $1.5 million, $1.3 million and $0.2 million, respectively, are included within research and development costs in the consolidated statements of operations and comprehensive loss. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as a current portion of deferred revenue in the balance sheets in our financial statements included elsewhere in this prospectus. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion. As of December 31, 2021, we have current deferred revenues of $0.9 million.

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

We will be required to develop and implement additional clinical trial policies and procedures designed to help protect subjects from the COVID-19 virus. For example, in March 2020, the FDA issued guidance, which the FDA subsequently updated, on conducting clinical trials during the pandemic. This guidance describes a number of considerations for sponsors of clinical trials impacted by the pandemic, including the requirement to include in the clinical trial report contingency measures implemented to manage the clinical trial, and any disruption of the clinical trial as a result of the COVID-19 pandemic; a list of all subjects affected by the COVID-19-pandemic related study disruption by unique subject identifier and by investigational site and a description of how the individual’s participation was altered; and analyses and corresponding discussions that address the impact of implemented contingency measures (e.g., participant discontinuation from investigational product and/or study, alternative procedures used to collect critical safety and/or efficacy data) on the safety and efficacy results reported for the clinical trial. Recently, FDA also issued guidance on good manufacturing practice considerations for responding to COVID-19 infection in employees in drug and biological products manufacturing, including recommendations for manufacturing controls to prevent contamination of drugs, a guidance on resuming normal drug and biologics manufacturing operations during the COVID-19 public health emergency, and guidance on revised recommendations for reducing the risk of human immunodeficiency virus transmission by blood and blood products. To the extent we are required to implement additional or to modify existing policies and procedures for our clinical studies and/or manufacturing functions, or if the pandemic significantly impacts recruitment of patients or the conduct of our clinical studies, our anticipated timelines for initiating or completing clinical studies and seeking regulatory approval may be substantially delayed, and we may incur additional costs. The extent to which the COVID-19 pandemic impacts our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

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

Since its enactment there have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, in June 2021 the U.S. Supreme Court held that Texas and other challengers had no legal standing to challenge the ACA, dismissing the case on procedural grounds without specifically ruling on the constitutionality of the ACA. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period in 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. This executive order also instructs certain governmental agencies to review existing policies and rules that limit access to health insurance coverage through Medicaid or the ACA, among others. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and healthcare measures promulgated by the Biden administration will impact the ACA. our business, financial condition and results of operations. Complying with any new legislation or reversing changes implemented under the ACA could be time-intensive and expensive, resulting in a material adverse effect on our business. Future legislation, rulemaking, or other regulatory actions or developments under the ACA or otherwise could adversely impact the number of Americans with health insurance and, consequently, prescription drug coverage, which can impact the way we do business. We cannot predict the timing or impact of any future legislative, rulemaking, litigation, or other regulatory actions, but any such action could have a material adverse impact on the results of our operations.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in 2013, and, due to subsequent legislative amendments to the statute, will remain in effect through 2031, with the exception of a temporary suspension implemented under various COVID-19 relief legislation from May 1, 2020 through March 31, 2022, unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. The American Taxpayer Relief Act of 2012 further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

There have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. For example, in 2020, HHS and CMS issued various rules that are expected to impact, among others, price reductions from pharmaceutical manufacturers to plan sponsors under Part D, fee arrangements between pharmacy benefit managers and manufacturers, manufacturer price reporting requirements under the Medicaid Drug Rebate Program, including regulations that affect manufacturer-sponsored patient assistance programs subject to pharmacy benefit manager accumulator programs and Best Price reporting related to certain value-based purchasing arrangements. Multiple lawsuits have been brought against the HHS challenging various aspects of the rules implemented during the Trump administration. As a result, the Biden administration and HHS have delayed the implementation or published rules rescinding some of these Trump-era policies.

Under the American Rescue Plan Act of 2021, effective January 1, 2024, the statutory cap on Medicaid Drug Rebate Program rebates that manufacturers pay to state Medicaid programs will be eliminated. Elimination of this cap may require pharmaceutical manufacturers to pay more in rebates than it receives on the sale of products, which could have a material impact on our business. In July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at increasing competition for prescription drugs. In response to this executive order, the HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and potential legislative policies that Congress could pursue to advance these principles. In addition, Congress is considering legislation that, if passed, could have significant impact on prices of prescription drugs covered by Medicare, including limitations on drug price increases. The impact of these legislative, executive, and administrative actions and any future healthcare measures and agency rules implemented by the Biden administration on us and the pharmaceutical industry as a whole is unclear. Any reduction in reimbursement from Medicare or other government programs may result in a reduction in payments from private payors.

There has recently been heightened governmental scrutiny over the manner in which pharmaceutical manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted legislation designed, among other things, to bring more transparency to drug pricing, to reform government program reimbursement methodologies for pharmaceutical products, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, mechanisms to encourage importation from other countries and bulk purchasing. There has also been increased interest by third party payors and governmental authorities in reference to pricing systems and publication of discounts and list prices, which may adversely affect our revenue and financial condition. Further, at the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. A number of states are considering or have recently enacted state drug price transparency and reporting laws that could substantially increase our compliance burdens and expose us to greater liability under such state laws once we begin commercialization after obtaining regulatory approval for any of our product candidates.

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

C. Organizational Structure

As at December 31, 2021, 4D Pharma plc had the following wholly-owned direct active subsidiaries:

Name of Subsidiary	Jurisdiction of Organization
4D Pharma Research Ltd	Scotland
4D Pharma Leon S.L.U.	Spain
4D Pharma Cork Ltd	Ireland
4D Pharma Delaware Inc.	Delaware, U.S.
4D Pharma (BVI) Limited	British Virgin Islands

D. Property, Plants and Equipment

Our corporate headquarters are located in Leeds, England, where we currently lease 5,800 square feet of office space that expires in May 2027. We also lease 7,600 square feet of office and laboratory space in Aberdeen, Scotland, that expires on November 30, 2022 with rolling one-year extensions and lease 14,100 square feet of manufacturing facilities in Leòn, Spain that expires in April 2026. We believe our facilities are sufficient to meet our current needs and that suitable space will be available as and when needed.

We have two real estate leases classified as right of use operating leases, one in Spain and one in the UK. No additional right of use operating leases were entered into during the periods.

The UK lease is for our headquarters in Leeds, England. The premises comprise office space and parking and are for a ten-year term which commenced in May 2017. A tenant lease break clause is available in May 2022 which has not been included in the lease calculations as there is no indication that this would be executed. Lease escalation costs have been included on a fixed rate basis as a practical expedient. The lease includes a provision to return the premises to their original condition on exit, as such an asset retirement obligation has been included in other liabilities of $0.2 million at December 31, 2021.

The Spanish lease relates to our manufacturing premises in Leon, Spain. The agreement is for a ten-year term which commenced in April 2016 and includes a tenant lease break clause that can be executed after providing six months’ written notice at any point five years from the commencement date, again this break clause has not been included in the lease value as there is no evidence that this will be executed. Lease escalation cost have also been included on a fixed rate basis as a practical expedient. The lease includes the requirement to make certain repairs and as such an asset retirement obligation has been included in other liabilities at $41 thousand at December 31, 2021.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this 20-F. As discussed in the section titled “Cautionary Statement Regarding Forward-Looking Statements,” the following discussion and analysis contains forward looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward looking statements. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this 20-F.

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

To further advance our product pipeline, we have developed MicroRx, our proprietary discovery platform. MicroRx interrogates our proprietary library of bacterial isolates for therapeutic functionality and comprehensively characterizes the bacterial isolates using a range of complementary tools and technologies. By developing a thorough understanding of the functionality and mechanism of action of our therapeutic candidates, we can develop LBPs that target disease pathology rationally and effectively and expand our robust sector-leading patent portfolio with additional patents relating to LBP functionality.

To this end, our key clinical focus areas include immuno-oncology, IBS and respiratory disease, with preclinical candidates targeting CNS and autoimmune conditions. We have completed three clinical trials and currently have five clinical programs ongoing. One of our key focus areas is immuno-oncology, and with our lead immuno-oncology therapeutic candidate, MRx0518, we delivered what we believe to be the first positive proof of-concept data with a LBP in the treatment of cancer. MRx0518 is being evaluated in three ongoing clinical trials, including a Phase I/II clinical trial in solid tumors in combination with Keytruda (supplied under a free of charge supply agreement) in patients with advanced or metastatic NSCLC, RCC and UC who are refractory to prior anti-PD-1/ PD-L1 therapy. Additionally, new cohorts of 10 patients with new tumor types are being enrolled in the study, including patients with TNBC, HNSCC and MSI-H high tumors. We successfully completed Part A of this Phase I/II clinical trial and Part B of the clinical trial is currently enrolling up to an additional 30 patients per tumor type and will assess clinical benefit in addition to safety. We also completed recruitment for Part A of an ongoing Phase I trial of MRx0518 as a monotherapy in patients undergoing surgical resection of solid tumors, which is being conducted at Imperial College London. We are currently redesigning Part B of this Phase I clinical trial after initial data from Part A showed encouraging early biomarker readouts. Our third clinical trial of MRx0518 is a Phase I clinical trial of MRx0518 in patients with potentially resectable pancreatic cancer in combination with hypofractionated radiotherapy, which is part of our strategic collaboration with the University of Texas MD Anderson Cancer Center. We anticipate that in 2022, the first patient will be enrolled as part of a Phase I/II clinical trial to investigate Bavencio (to be supplied under a free of charge supply agreement) in combination with MRx0518 in a first-line maintenance setting for patients with locally advanced or metastatic urothelial carcinoma that has not progressed on first-line platinum-containing chemotherapy.

We are engaged in business development activities with the goal of expanding the development of MRx0518 into new settings and are actively exploring additional collaboration opportunities

A second-generation oncology candidate, MRx1299, is in preclinical development and its ability to enhance the anti-tumor activity of cytotoxic T lymphocytes (CTL) and CAR-T therapies in animal models of cancer, resulting in better tumor clearance, was reported in July 2021.

In our gastro-intestinal disease portfolio, we currently have two LBP candidates that have completed early clinical evaluation, Blautix and Thetanix. Blautix is being developed as the first therapeutic to treat patients with IBS, regardless of clinical subtype. The Phase II clinical trial results for Blautix provide a foundation for the continued development of Blautix as the first therapeutic with the potential to treat both major subtypes of IBS, and this data will advance regulatory engagement around the design of a potential Phase III pivotal program. Thetanix is a single strain human gut commensal bacteria that has an anti-inflammatory mechanism and is currently under investigation for the treatment of IBD. Thetanix has an Orphan Drug Designation for pediatric Crohn’s disease from the FDA. We have successfully completed a Phase Ib clinical trial of Thetanix in pediatric Crohn’s disease patients, and we are exploring strategic options for Thetanix, including parallel development in pediatric and adult populations in both Crohn’s disease and ulcerative colitis, as well as potential partners.

We are also developing therapeutic candidates for our respiratory disease portfolio. MicroRx enabled the discovery of MRx-4DP0004, an immunomodulatory single strain LBP candidate that demonstrated marked effects in preclinical trials of respiratory inflammation, particularly in the lungs. We have successfully completed Part A of a Phase I/II clinical trial of MRx-4DP0004 in partly controlled asthma, with enrollment for 90 patients in Part B to commence shortly. To our knowledge, this is the world’s first clinical trial of an LBP in the indication.

We continue to utilize the MicroRx platform to discover promising new LBP candidates for major diseases with significant unmet need. As part of our CNS portfolio, we have identified novel LBP candidates that act upon multiple aspects of the pathology of neurodegenerative diseases in preclinical models, including gut-barrier function, neuroinflammation and protection of neurons critical to healthy CNS function. Accordingly, we are currently planning a first-in-human clinical study for our lead CNS therapeutic candidates, MRx0005 and MRx0029, in Parkinson’s disease patients. In February 2022, the U.S. Food and Drug Administration cleared investigational new drug (“IND”) applications for MRx0005 and MRx0029 for the treatment of Parkinson’s disease. As part of our commitment to CNS research and drug development, in December 2020, we became an industry partner of the Parkinson’s Progression Markers Initiative, a longitudinal study sponsored by The Michael J. Fox Foundation for Parkinson’s Research to better understand Parkinson’s disease and accelerate the development of new treatments. In December 2021, our involvement in this project was extended by a further 12 months.

In addition to our internal development programs, we are seeking to realize the value and potential of the MicroRx platform through collaborations in new areas. In 2019, we entered into a research collaboration and option to license agreement with MSD to discover and develop LBPs for vaccines. This collaboration pairs our proprietary MicroRx platform with MSD’s expertise in the development and commercialization of novel vaccines, to discover and develop LBPs as vaccines in up to three undisclosed indications. See “Business—Collaborations—Research Collaboration and Option to License Agreement with Merck.”

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

In light of this unprecedented situation, we have carefully re-evaluated our strategic priorities and near to-mid-term objectives. We have taken measures to streamline the business, including changes to management structure and reducing staffing requirements, primarily relating to manufacturing, research and administrative services. We have also prioritized allocation of capital and resources to key programs, such as oncology and are set to continue to deliver key clinical value drivers for our shareholders in the coming months.

Key Performance Indicators

We track a series of metrics focused primarily on science and product development whilst ensuring that the business maintains both sufficient resources and effective allocation of those resources to achieve our strategic goals. The Board and management of 4D Pharma monitor the following metrics as an indicator of how we are progressing towards the goal of advancing our Live Biotherapeutic programs:

1.	Clinical trials are essential in converting the productivity and potential of our MicroRx platform and early-stage research into long-term value. Prior to 2019, we had initiated two Phase I clinical studies and one Phase II study. During 2019 we initiated three clinical studies, including one Phase I study in oncology and two Phase I/II studies, in oncology and asthma. In 2020 we commenced two new clinical trials, of which one Phase I and one Phase II. No new clinical studies were initiated in the year ended 31 December 2021.

2.	Successful clinical trials – We are a drug development company and will realize long-term value by successfully progressing its candidates through the clinic to registration and approval. Prior to 2019 we had completed two Phase I clinical trials. No studies were completed in 2019. During 2020, we completed a Phase II trial in IBS, Part A of the Phase I/II clinical study of MRx0518 with Keytruda in oncology, and Part A of a Phase I trial of MRx0518 as a neoadjuvant monotherapy in oncology. The two studies of MRx0518 remain ongoing. For the year ended 31 December 2021, Part A of a Phase I/II trial in asthma was completed and this study remains ongoing.

3.	Collaborations enable us to realize the potential of our platform, leveraging the complementary expertise of our partners. Prior to 2019 we had entered into one strategic collaboration, a clinical collaboration with MSD to evaluate MRx0518 in combination with Keytruda, an anti-PD-1 ICI marketed by MSD, in patients with in patients with metastatic solid tumours that are refractory to prior anti-PD-1/PD-L1 therapy. In 2019 we added two new collaborations, a strategic collaboration with the University of Texas MD Anderson Cancer Center to evaluate 4D Pharma’s Live Biotherapeutic oncology pipeline across a range of cancer settings, and a research collaboration and option to license agreement with MSD to discover and develop vaccines derived from our proprietary gut microbiome-derived commensal bacteria selected from our culture collection for use in up to three indications, combining our MicroRx platform with MSD’s world-leading expertise in vaccine development. In 2020 we became an industry partner of the Parkinson’s Progression Markers Initiative (PPMI), a longitudinal study sponsored by The Michael J. Fox Foundation for Parkinson’s Research to better understand Parkinson’s disease and accelerate the development of new treatments. In the year ended 31 December 2021 we initiated two collaborations. In February 2021 we announced a clinical trial collaboration and supply agreement with Merck KGaA, Darmstadt, Germany and Pfizer Inc. for Bavencio (avelumab), under which we are initiating a clinical trial to evaluate Bavencio in combination with MRx0518 as a first-line maintenance therapy for patients with locally advanced or metastatic urothelial carcinoma that has not progressed with first-line platinum-containing chemotherapy. In April 2021 we announced a collaboration with Parkinson’s UK, a non-profit organization focused on advancing the understanding of Parkinson’s disease and improving treatments, to establish a Patient Advisory Board (PAB) comprised of people living with Parkinson’s. Supported by Parkinson’s UK, the PAB provides valuable patient-centric perspective to 4D Pharma as we continue to advance novel Live Biotherapeutics into the clinic to treat neurodegenerative conditions such as Parkinson’s, as well as raising awareness of the issues people with Parkinson’s face with current treatment options.

4.	Intellectual property portfolio – Intellectual property is essential to our strategy and capturing the value of our world-leading research output. We have continued to invest significantly in expanding our intellectual property rights, and by December 31, 2021, had initiated 69 patent families including over 1,000 granted patents providing coverage for our pipeline and clinical-stage candidates, manufacturing innovations and novel diagnostic approaches across major global markets. This is a 3.0% increase over the 67 patent families initiated as of the year ended December 31, 2020

5.	Cash and equivalents – We continue to invest capital from our shareholders and partners into supporting research and clinical development programs, to generate the critical data to advance this novel modality. See “Liquidity and Capital Resources” section below for additional information.

6.	Research and development spend – Investment in research and development (“R&D”) is central to our progress and returning long-term value. For the year ended December 31, 2021, our R&D spend was $21.6 million compared to $23.4 million for the year ended December 31, 2020. While maintaining our strategy to invest in our clinical development programs on a long-term basis, the decrease reflects both the periodic nature of expenditure on clinical trials and the effects which COVID-19 has had on both patient recruitment and managements resulting actions to reduce costs.

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

Revenue Recognition

For the year ended December 31, 2021, 2020 and 2019, we recognized revenue from our research collaboration and option agreement. The balance of the upfront payment has been deferred. Our research collaboration and option agreement with MSD is for the development of novel vaccines (the “MSD Collaboration Agreement”). The MSD Collaboration Agreement is within the scope of ASC 606, “Revenue from Contract with Customer” (“ASC 606”).

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

Functional and Reporting Currency

Our functional currency, and that of our subsidiaries (other than the non-UK subsidiaries mentioned below), is the GBP. The operations of two foreign subsidiaries are conducted in EUR and one is in USD. Balances denominated in, or linked to, foreign currencies are stated on the basis of the exchange rates prevailing at the balance sheet date. For foreign currency transactions included in the statement of operations and comprehensive loss, the exchange rates applicable to the relevant transaction dates are used. Transaction gains or losses arising from changes in the exchange rates used in the remeasurement of such balances are carried to financing income or expenses. Assets and liabilities of the two EUR subsidiaries and that of our USD subsidiary are translated from their functional currency to GBP at the balance sheet date exchange rates. Income and expense items are translated at the average rates of exchange prevailing during the year. Translation adjustments are reflected in the consolidated balance sheets as a component of accumulated other comprehensive income or loss.

Our group reporting currency is the USD and these consolidated financial statements are presented in USD. Dollar amounts included herein are in thousands, except per share data. Stockholders’ equity is translated into USD from GBP at historical exchange rates. Assets and liabilities are translated at the exchange rates as of the balance sheet date. Income and expenses are translated at the average exchange rates prevailing during the reporting period. Adjustments resulting from translating the financial statements into USD are recorded as a separate component of Accumulated Other Comprehensive Loss in stockholders’ equity.

Goodwill and Indefinite Assets

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets off an acquired business. Our acquired research and development is an indefinite lived asset. These assets are accounted for under FASB ASC Topic 350, “Goodwill and Other Intangibles”, under which these assets are not amortized but instead are reviewed annually, or more frequently as a result of an event or change in circumstances, for possible impairment with impaired assets written down to fair value. Management’s judgments regarding the existence of impairment indicators, on an interim or annual basis, are based on various factors, including market conditions and operational performance of our business. As of December 31, 2021, 2020 and 2019, we had $13.0 million, $13.5 million and $12.7 million of goodwill accounting for 22%, 27% and 31% of our total assets, respectively, and $6.1 million, $6.3 million and $5.9 million of research and development intellectual property, respectively. We test our goodwill and indefinite lived assets for impairment at least annually. This test is conducted in December of each year in connection with the annual budgeting and forecast process. Also, on a quarterly basis, we evaluate whether events or changes in circumstances have occurred that would negatively impact the realizable value of our intangibles or goodwill.

We completed our annual goodwill and indefinite lives assets impairment analysis as of December 31, 2021, for our singular reporting unit. Our assessment concluded that there was no impairment of goodwill. Our analysis employed the use of both a market and income approach, with each method given equal weighting. Significant assumptions used in the income approach include growth and discount rates, profit margins and our weighted average cost of capital. We used historical performance and management estimates (based on comparable product market data) to assess the future performance and determine profit margins and growth rates. Our weighted average cost of capital was based on market data for similar stage companies. The fair value was evaluated as being in excess of the goodwill carrying value. Considerable management judgment is necessary to evaluate the impact of operating changes and to estimate future cash flows. Changes in our actual results and/or estimates or any of our other assumptions used in our analysis could result in a different conclusion.

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

Share-based Compensation

Equity settled share-based payment transactions are measured with reference to the fair value of equity awards at the date of grant, and are recognized on a straight-line basis over the vesting period, based on our estimate of shares that will eventually vest. Fair value is measured using a suitable option pricing model, which takes into account any market conditions.

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

We record a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of the recorded amount, an adjustment to the deferred tax assets would be credited to operations in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to operations in the period such determination was made. As of December 31, 2021, we had a valuation allowance of $27.0 million.

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

For the years ended December 31, 2021, 2020 and 2019 we recognized $0.7 million, $0.7 million and $0.3 million in collaboration revenues, respectively. Associated costs of sale of $1.5 million, $1.3 million and $0.2 million, respectively, are included within research and development costs in the consolidated statements of operations and comprehensive loss. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as a current portion of deferred revenue in the balance sheets in our financial statements included elsewhere in this prospectus. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion. As of December 31, 2021, we have current deferred revenues of $0.9 million and long-term deferred revenues of Nil million, which will be recognized as the research and development costs and labor effort are incurred. Company related activities expected to complete by the end of 2022.

MD Anderson Collaboration Agreement

In November 2017, we entered into a strategic collaboration agreement with MD Anderson, which was amended on February 24, 2021. This partnership brings together MD Anderson’s translational medicine and clinical research capabilities with our expertise in the discovery and development of LBPs in oncology. Under the agreement, we provide funding and in-kind support for pre-clinical and clinical studies in solid tumors and radiation oncology. All data, results, and inventions generated in the conduct of the studies under the agreement are owned by us, and we have the sole right to prepare, file, prosecute and enforce patents covering the same. We granted to MD Anderson a royalty-free non-exclusive license to use such data, results and inventions for MD Anderson’s internal research, academic and patient care purposes. To date, we have initiated two studies as part of the collaboration: a Phase I/II study of MRx0518 in combination with Keytruda in solid tumors, and a Phase I study of MRx0518 in combination with hypofractionated radiotherapy in patients with potentially resectable pancreatic cancer. Pursuant to the agreement, we agreed to pay MD Anderson at least$10 million for the performance of the studies and have paid $5 million to date. The agreement expires eight years from the effective date, unless earlier terminated due to a party materially breaching the agreement and failing to cure such breach within 30 days of receiving notice from the non-breaching party.

For the years ended December 31, 2021, 2020 and 2019, we have recognized $1.1 million, $1.7 million and $1.7 million, respectively, in costs from MD Anderson which are included within research and development costs in the consolidated statement of operations and comprehensive loss.

Results of Operations

Revenues

We have not generated commercial revenues from product sales. To date, we have generated revenues from the collaboration agreement with MSD Collaboration Agreement.

Operating Expenses

We recognize operating expenses as they are incurred in two general categories, general and administrative expenses and research and development expenses. Our operating expenses also include non-cash components related to depreciation and amortization of property and equipment, intangibles, and stock-based compensation, which are allocated, as appropriate to general and administrative expenses and research and development expenses.

General and administrative expenses consist of salaries and related expenses for executive, legal, finance and administrative personnel, as well as professional fees, insurance costs, and other general corporate expenses. Management expects general and administrative expenses to increase in future periods as we add personnel and incur additional expenses related to an expansion of our research and development activities and our operation as a public company listed on two markets, including higher legal, accounting, insurance, compliance, compensation and other expenses.

Patent spend has increased slightly since 2020, increasing by $0.5 million, as we continued to add to our significant patent portfolio whilst also reducing the incremental costs to do so.

Staff costs remained relatively consistent in 2021 and 2020. The remaining effects of the staff the cost cutting exercise implemented by management during the COVID-19 pandemic reduced average staff numbers and overall payroll costs by $0.3 million though this was offset by additional costs associated with the share options scheme implemented in the year and currency fluctuations resulting in a reported overall increase in $0.2 million.

Our research and development expenses consist primarily of salaries and related personnel expenses, contractual commitments, depreciation, amortization, and other expenses. We charge research and development expenses to operations as they are incurred. Costs are not directly tied to a specific product candidate until such product candidate reaches the clinical trial stage. Product candidates often have more than one associated clinical trial related to different therapeutic areas or clinical indications. Once a product candidate enters a clinical trial, we track costs of such clinical trial but do not track other costs associated with specific clinical indications which are pooled.

The following table discloses the breakdown of research and development expenses:

	For the Year Ended December 31,
(in thousands)	2021	2020	2019

Contractual commitments	$7,918	$12,080	$16,190
Staff costs	6,034	5,823	6,414
Depreciation and amortization	1,023	1,278	1,171
Other MRx research costs	3,856	3,032	1,572
Other MDx research costs	-	79	658
Other manufacturing research and development costs	2,801	1,092	3,187
Total	$21,632	$23,384	$29,192

Over the last year we have continued to lead the development of Live Biotherapeutics, further expanding our clinical development activities: generating clinical data in multiple indications while launching new trials. Meanwhile, we continued to progress promising new LBP candidates in exciting new areas like Parkinson’s disease. While we continue to rapidly progress our proprietary development candidates into and through the clinic, we are also leveraging the MicroRx platform to generate value through partnerships, such as our research collaboration with MSD in the vaccines space which serves as an example of the potential of the platform and provides a valuable endorsement from an industry leading partner.

In 2021 we continued to make good progress across our clinical-stage pipeline, with new clinical readouts as well as clinical biomarker data to further develop our understanding of the mechanisms of action of our Live Biotherapeutics.

After successfully completing Part A of the ongoing Phase I/II study of MRx0518 with Keytruda in patients with RCC or NSCLC refractory to prior ICI therapy, in February we announced the first signals of anti-tumor activity for the combination in bladder cancer in Part B. In addition, we presented biomarker data from this study at ESMO 2021 which identified tumor biomarkers at baseline which were associated with clinical benefit in patients treated with the combination of MRx0518 and Keytruda compared to patients who experienced progressive disease. At ESMO we also presented further data from another study of MRx0518, as a neoadjuvant monotherapy for solid tumors, showing that MRx0518 treatment for just two to four weeks was associated with significant gene and metagene signature changes in solid tumors associated with increases in anti-tumor immune activity. Furthermore, in February 2021 the Company announced a second clinical trial collaboration involving MRx0518, this with Merck KGaA, Darmstadt, Germany and Pfizer Inc. for Bavencio (avelumab), the first and only immunotherapy approved as a first-line maintenance treatment for patients with locally advanced or metastatic urothelial carcinoma. Under the collaboration, 4D Pharma is conducting a clinical trial to evaluate Bavencio in combination with MRx0518 as a first-line maintenance therapy for patients with locally advanced or metastatic urothelial carcinoma that has not progressed with first-line platinum-containing chemotherapy. This study is expected to commence in 2022.

Beyond oncology, in December 2021 we announced positive topline results from Part A of the clinical trial. Part A met the primary endpoint, the safety and tolerability profile of MRx-4DP0004 was comparable to placebo and no serious adverse events (SAEs) related to treatment were reported. In addition, MRx-4DP0004 generated encouraging signals of clinical activity in a number of key secondary endpoints of efficacy, which support progression into Part B of the study.

Following positive topline results for the Blautix Phase II trial in IBS-C and IBS-D first announced in late 2020, in May 2021 we presented additional positive data from the Phase II study at Digestive Disease Week (DDW). Further analysis of the clinical data revealed particularly strong efficacy in the key symptom of bowel habit, a potential approvable primary endpoint per FDA guidelines, which was statistically significant in IBS-D (Blautix 62.0% vs placebo 47.4%, p=0.042), and nearing significance in IBS-C (Blautix 53.8% vs placebo 39.3%, p=0.054). Post-hoc analysis of the data by geographical region shows that earlier topline results were impacted by an unusually high placebo response in patients in the UK and Ireland, and enhanced positive signals were seen in the larger US population. In addition, in December 2021, we presented new fecal microbiome analyses from the Phase II trial at Gastro 2021. Treatment with Blautix led to structural changes in the gut microbiota of patients with both IBS-C or IBS-D. These changes did not occur in placebo treatment groups.

The completion of the Blautix trial in the early part of 2020 resulted in reduced comparable costs in 2021. These were partly offset by the uptick in patient recruitment as the effects of COVID-19 started to ease in 2021, helping to accelerate commitments on the Asthma (MRx-4DP004) and Cancer (MRx-0518) reducing overall contractual commitments from $12.1 million in 2020 to $7.9 million in 2021, a decrease of $4.2 million. The easing of COVID-19 related restrictions during 2021, which had resulted in management scaling back costs and operation in 2020, allowed an element of operational normalization during 2021, albeit at a reduced starting cost base in some areas. Staff costs in 2021 remained lower than the previous year by $0.2 million (on a normalized basis) due to reduced average staffing levels established the previous year though reported costs actually increased by $0.2 overall as a result of currency value fluctuations from $5.8 million in 2020 to $6.0 million in 2021. A lack of further investment in new assets reduced depreciation and amortization by $0.3 million. Investment in our MRx platform increased as we manufactured product for the Asthma trial in 2021 but offset costs against annual supplier cost negotiated during COVID reduced our trial costs for MRx-0518, generating an overall increase from $3.0 million in 2020 to $3.9 million in 2021, an increase in costs of $0.9 million. Manufacturing, research and development costs increased by $1.7 million between 2020 and 2021 as we invested in developing the manufacturing process for our Parkinson’s drugs MRx0005 and MRx0029.

Results of Operations

The following table sets forth selected consolidated statements of operations data for each of the periods indicated:

	For the Year Ended December 31,
	2021	2020	2019
Revenues	$718	$690	$269
Operating expenses:
Research and development	21,632	23,384	29,193
General and administrative expenses	15,888	13,015	10,380
Foreign currency losses (gains)	459	(699)	957
Total operating expenses	37,979	35,700	40,530
Operating loss	(37,261)	(35,010)	(40,261)
Other income (expense), net
Interest income	1	6	78
Interest expense	(581)
Other income	4,847	4,496	6,883
Loss on issuance of securities in recapitalization transaction	(17,744)
Change in fair value of derivative liabilities	18,778
Change in fair value of contingent consideration payable	-	-	2,967
Total other income, net	5,301	4,502	9,928
Net loss before income tax benefit —	(31,960)	(30,508)	(30,333)
Income tax benefit	22	13	-
Net loss	$(31,938)	$(30,495)	$(30,333)

Comparison of the Year Ended December 31, 2021 to the Year Ended December 31, 2020

Revenues

We have not generated commercial revenues from product sales. To date, we have generated revenues from the collaboration agreement with MSD Collaboration Agreement. Our revenues from our MSD Collaboration Agreement totaled $0.7 million for each of the years ended December 31, 2021 and 2020. There were no other revenues for the years ended December 31, 2021 and 2020.

Research and Development Expenses

Our research and development expenses were $21.6 million for the year ended December 31, 2021, representing a decrease of $1.8 million, or 8%, compared to $23.4 million for the year ended December 31, 2020. The easing of COVID-19 restrictions in 2021 allowed more testing centers to open which led to the completion of part A of the Asthma trial in 2021. This resulted in an increase in costs of $3.9 million to $5.8 million to December 31, 2021 as compared to costs of $1.9 million to setup the trial in the year to December 31, 2020. While there were supplier savings of $0.2 million overall on MRx-0518 in 2021, the majority of the decrease in research and development expense was related to the completion of the Blautix Ph II clinical trial in 2020. This resulted in a $6.2 million decrease as compared to costs of $7.7 million in 2020. The remaining balance of $0.7 million of increased costs arose over the equivalent expenditure in 2020 through a mixture of foreign currency fluctuations, net additional costs across staff, contractual commitments and manufacturing, research and development costs

General and Administrative Expenses

Our general and administrative expenses were $15.9 million for the year ended December 31, 2021, representing an increase of $2.9 million, or 22%, compared to $13.0 million for the year ended December 31, 2020. The single largest component of the change being attributable increased insurance costs which increased from $0.1 million to $1.8 million, an increase of $1.7 million This increase is due to the addition of Director’s and Officer’s Liability Insurance as result of the company being listed on the NASDAQ Exchange. While payroll costs went down overall, total staff remuneration costs increased by $0.3 million in recognition of the costs associated with the employee share option plan. An additional $0.2 million was incurred in 2021 as compared to 2020 due to an increase in expenses related to corporate communications and investor relations. Other administrative expenses and foreign currency fluctuations accounted for the remaining increase of $0.6 million.

Foreign currency losses (gains)

For foreign currency transactions included in the statement of operations and comprehensive loss, the exchange rates applicable to the relevant transaction dates are used. Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financing income or expenses. We recognized foreign currency loss of $0.5 million for the year ended December 31, 2021, compared to foreign currency gains of $0.7 million for the year ended December 31, 2020. The foreign currency losses and gains are due to the change in the exchange rates.

Operating Loss

As a result of the foregoing, our operating loss totaled $37.3 million for the year ended December 31, 2021, representing an increase of $2.3 million, or 6%, compared to $35.0 million for the year ended December 31, 2020.

Interest Income

Interest income consists of interest earned on our short-term investments. We recognized $1 thousand of interest income for the year ended December 31, 2021, representing a decrease of $5 thousand, or 83%, compared to $6 thousand for the year ended December 31, 2020. The decrease was primarily attributable to the reduction in short-term investments during the year ended December 31, 2020.

Interest Expense

Interest Expense consists of loan interest paid on the credit facility with Oxford Finance S.A.R.L. Interest expense was $0.6 million for the year ended December 31, 2021. There was no corresponding interest expense for the year ended December 31, 2020. This increase is due to the interest paid on the first tranche of $12.5 million loan drawn in July 2021.

Other Income

Other income consists of UK, Irish and Spanish tax credit refunds based on a portion of our research and development expenses. This refund is treated as a governmental grant. Other income was $4.9 million for the year ended December 31, 2021, representing an increase of $0.4 million, or 8%, compared to $4.5 million for the year ended December 31, 2020. The increase was due to the increase in grant-based research and development expenses over the prior year.

Loss on Issuance of securities in Recapitalization Transaction

As part of the recapitalization transaction on March 22, 2021, we issued common stock, warrants and representative units and after allocating the proceeds received to the full fair value of warrants that were determined to be liabilities, the remaining proceeds were less than the total transaction costs, which included the full fair value of backstop warrants issued as part of the transaction costs. The excess transaction costs were recorded as a loss of $17.7 million on the statement of operations and comprehensive loss for the year ended December 31, 2021.

Change in Fair Value of Derivative Liabilities

In accordance with FASB ASC 470, “Debt – Debt with Conversion and Other Options” (“ASC Topic 470”) and FASB ASC 820, Fair Value Measurements and Disclosures (“ASC Topic 820”), we measured the fair value of our warrants and representative units that were recorded at their fair value and recognized as liabilities as of December 31. 2021, and recorded $18.8 million in other income for the year ended December 31. 2021.

Net Loss

As a result of the foregoing, our net loss was $32.0 million for the year ended December 31, 2021, representing an increase of $1.5 million, or 5%, compared to $30.5 million for the year ended December 31, 2020.

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

Research and Development Expenses

Our research and development expenses totaled $23.4 million for the year ended December 31, 2020, representing a decrease of $5.8 million, or 19.9%, compared to $29.2 million for the year ended December 31, 2019. Although costs for the running of our cancer trials increased by $1.2 million the completion of the Blautix Ph II clinical trial in the first half of the year meant that there were no significant second half costs when compared to 2019, this created an overall reduction in costs when compared to the full year for 2019 equating to $2.5 million. Furthermore, the cumulative effect of COVID-19, which both slowed recruitment for our Asthma trails and triggered a number of costs reduction exercises to extend the cash runway, resulted in an overall decrease in costs in other areas of $3.3 million when compared to 2019.

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

B. Liquidity and Capital Resources

Overview

Since our inception through December 31, 2020, we have funded our operations principally from the sales of our common shares and the MSD Collaboration Agreement. As of December 31, 2021, we had $21.0 million in cash and cash equivalents.

The table below presents our cash flows for the periods indicated:

	For the Year Ended December 31,
(in thousands)	2021	2020	2019

Cash used in operating activities	$(37,916)	$(27,270)	$(28,683)
Cash (used in) provided by investing activities	(279)	(230)	12,283
Cash provided by (used in) financing activities	46,418	34,467	(14)
Effect of exchange rate changes on cash and cash equivalents	760	(8)	1,000
Net increase (decrease) in cash and cash equivalents	$8,983	$6,959	$(15,414)

Operating Activities

Net cash used in operating activities of $37.9 million during the year ended December 31, 2021, was primarily related to $14.3 million for clinical trials and research including other third-party expenses and an aggregate of $7.3 million in salary and other staff costs, a further $5.6 million is attributable to patent spend and $11.0 million attributable to general and administrative costs. These expenses were offset by the $0.2 million in research and development tax credits and foreign currency fluctuations of £0.1 million.

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

Investing Activities

Net cash used in investing activities of $0.3 million and $0.2 million during the years ended December 31, 2021 and 2020, respectively, was due to the purchases of property and equipment and software. Net cash provided by investing activities of $12.3 million during the year ended December 31, 2019, was due to the maturities of short-term investments of $13.0 million, offset, in part, by purchases of property and equipment and software of $0.8 million.

Financing Activities

Net cash provided by financing activities of $48.9 million during the year ended December 31, 2021 was primarily related to the issuance of ordinary shares of $24.8 million, $11.5 million from the recapitalization transaction and $12.5 million from the issuance of debt. Net cash provided by financing activities of $34.5 million during the year ended December 31, 2020 was primarily related to the issuance of ordinary shares, which may be represented by ADSs, of $32.9 million, issuance of warrants of $3.4 million and warrant exercises of $0.1 million, offset in part by $1.9 million of deferred merger costs. Net cash used in financing activities in the year ended December 31, 2019 consisted of $14 thousand in lease payments.

On March 22, 2021 the Company completed its recapitalization with Longevity and received $11.5 million ($7.7 million net of transaction costs) through the issuance of 31 million ordinary shares, which may be represented by ADSs, at £1.10 ($1.51) per share. Additionally, the Company also issued 4.3 million warrants to purchase 16.3 million shares of ordinary shares, which may be represented by ADSs, at £1.10 ($1.51) per ordinary share and assumed 240,000 units to purchase the Company’s ordinary shares, which may be represented by ADSs, and warrants.

On March 22, 2021, concurrently with the merger with Longevity, the Company raised $25.0 million ($23.0 million net of transaction costs) through the issuance of 16.4 million ordinary shares, which may be represented by ADSs, at a share price of £1.10 ($1.51) per share.

On April 16, 2021, the directors who were unable to participate in the March 2021 financing, purchased 1.3 million shares of ordinary shares, which may be represented by ADSs, at the same terms as the March 2021 financing, for a total of approximately £1.4 million ($2.0 million).

Current Outlook

We have historically financed our operations primarily through the sale of ordinary shares. We intend to continue to raise additional capital through sales of ordinary shares and ADSs, but there can be no assurance that these funds will be available or that they are readily available at terms acceptable to us or in an amount sufficient to enable us to continue its development and commercialization of its products or sustain operations in the future.

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

In July 2021, we entered into an agreement with Oxford Finance Luxembourg S.À.R.L. providing for a term loan facility maturing on July 1, 2026 in an aggregate principal amount of up to $30.0 million. $12.5 million of such term loan was available and borrowed on the closing date. $7.5 million of such term loan is available upon the achievement of certain milestones. The remaining $10 million of such term loan is uncommitted and available at the discretion of the Lenders and each drawdown attracts a 2% charge, to be issued in warrants, and attracts interest on the balance. The proceeds of the term loans may be used for general corporate purposes.

The Loan also the includes restrictive covenants that limit the Group’s ability to undertake certain functions that may affect recoverability and include a clause that require the Group to always maintain a cash balance of $7.5 million if it does not generate at least $45 million of capital through the issue of shares and partnering arrangements before April 1, 2022. These transactions are not included in the financial statements as they did not include a constructive obligation on December 31, 2021.

The restrictive covenants may have a significant effect on our current and future business by limiting the availability of cash provided by the loan, or by limiting our ability to perform certain transactions. It is not unreasonable that this could have a short- or longer-term effect on our financial condition, changes in financial condition, expenses, results of operations, liquidity, capital expenditures or capital resources in a manner that is material to investors.

As of December 31, 2021, our cash and cash equivalents were $21.0 million. We expect that our existing cash and cash equivalents, will be sufficient to fund our operations into the fourth quarter of 2022. For further information, see the notes to our consolidated financial statements included elsewhere in this Annual Report.

We currently anticipate that we will require approximately $27.6 million for research and development activities over the course of the next 18 months based on the execution of existing programs but also dependent on exchange rates. We also anticipate that we will require approximately $18.3 million for general and administrative costs over such 18-month period, which consists primarily of expenditures for staff costs, legal professional and insurance fees, patent costs and other administrative expenses. We also estimate receiving approximately $9.7 million in cash for research and development tax credit refunds over this 18-month period. We anticipate making $2.3 million of payments towards loans and interest during this period.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the length of the COVID-19 pandemic and its impact on our planned clinical trials, operations and financial condition;

●	the progress and costs of our pre-clinical studies, clinical trials and other research and development activities;

●	the scope, prioritization and number of our clinical trials and other research and development programs;

●	any cost that we may incur under in- and out-licensing arrangements relating to our therapeutic candidates that we may enter into in the future;

●	the costs and timing of obtaining regulatory approval for our therapeutic candidates;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs of scaling our manufacturing capabilities for production of sufficient clinical and commercial quantities of our therapeutic candidates;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally;

●	the costs of acquiring or undertaking the development and commercialization efforts for additional, future therapeutic applications of our product candidates and the magnitude of our general and administrative expenses;

●	the timing of payment and changes to tax regimes relate to our research and development tax credits;

●	changes in the value and taxable position of our warrants and units;

●	the costs of operating as a public company; and

●	adverse trial results that would invalidate further investment in a product or products.

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

Off-balance sheet arrangements

The only off-balance sheet arrangements pertaining to the Group were related to short term operating leases that did not meet the requirements under ASC 842 and were not included as a right-of-use asset and associated lease liability.

Principal Commitments

Leased Facilities

We have two real estate leases classified as operating leases, one on Spain and one in the UK. No additional leases were entered into during the periods.

The UK lease was for our headquarters in Leeds, England. The premises comprise office space and parking and are for a ten-year term which commenced in May 2017. A tenant lease break clause is available in May 2022 which has not been included in the lease calculations as there is no indication that this would be executed. Lease escalation costs have been included on a fixed rate basis as a practical expedient. The lease includes a provision to return the premises to their original condition on exit, as such an asset retirement obligation has been included in other liabilities of $0.2 million at December 31, 2021.

The Spanish lease relates to our manufacturing premises in Leon, Spain. The agreement is for a ten-year term which commenced in April 2016 and includes a tenant lease break clause that can be executed after providing six months’ written notice at any point five years from the commencement date, again this break clause has not been included in the lease value as there is no evidence that this will be executed. Lease escalation cost have also been included on a fixed rate basis as a practical expedient. The lease includes the requirement to make certain repairs and as such an asset retirement obligation has been included in other liabilities at $37 thousand at December 31, 2021.

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

E. Critical Accounting Estimates

The following table sets forth certain information concerning our estimated fixed obligations and commitments to make future payments under existing contracts at December 31, 2021.

	Payments Due by Period
Description	Total	Less Than One Year	1 – 3 Years	3 – 5 Years
Operating lease obligations	$1,556	$310	$985	$261
Supplier contracts	$6,820	$2,567	$4,253	$-
Total	$8,376	$2,877	$5,238	$261

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Executive Officers
Duncan Peyton	52	Chief Executive Officer, and Director
Dr. Alexander Stevenson	51	Director and Chief Scientific Officer
John Doyle	44	Chief Financial Officer
Non-Executive Directors
Prof. Axel Glasmacher	61	Non-Executive Director Chairman
Dr. Edgardo (Ed) Baracchini	62	Non-Executive Director
Dr. Alexander (Sandy) Macrae	59	Non-Executive Director
Dr. Katrin Rupalla	54	Non-Executive Director
Paul Maier	74	Non-Executive Director

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

John Doyle was appointed as our Chief Financial Officer in January 2022. Prior to joining us, Mr. Doyle served as Chief Financial Officer of Chiasma Inc., a biopharmaceutical company acquired by Amryt Pharma, from January 2021 to August 2021. Mr. Doyle also served as Vice President, Finance and Investor Relations and previously as Senior Director Financial Planning Analysis at Verastem Oncology, Inc. from February 2018 to December 2020. Prior to joining Verastem, Mr. Doyle also served as Head of Financial Planning and Analysis at SimpliVity, later acquired by Hewlett Packard Enterprises from May 2016 to February 2018. Before that, Mr. Doyle was Director of Business Unit Financial Planning & Analysis, Early Phase Division of Parexel International from January 2015 to April 2016. Mr. Doyle holds a B.S. in Finance from the University of Massachusetts.

Non-Executive Directors

Prof. Dr. Axel Glasmacher joined our board of directors in January 2019, and he has served as our Chairman since April 2020. Prof. Glasmacher currently serves as the Owner of AG Life Science Consulting GmbH & Co. KG since March 2018. Previously, Prof. Glasmacher served as Senior Vice President, Global Clinical Research & Development at Celgene, from April 2016 to February 2018, as Corporate Vice President, Clinical Research and Development from January 2015 to April 2016 and as Vice-President of Medical Affairs for Europe, Middle East, and Africa from April 2012 to December 2014. Prior to Celgene, Professor Glasmacher worked within the field of haematology-oncology at the University Hospital in Bonn from August 1988 to April 2006. Prof. Glasmacher currently serves on the board of Active Biotech AB, a Nasdaq listed company, Ryvu Therapeutics S.A. and Avencell Therapeutics Inc. Prof. Glasmacher holds a Medical Doctorate from the University of Bonn.

Dr. Edgardo (Ed) Baracchini joined our board of directors in January 2019. Dr. Baracchini currently serves as the Principal of Baracchini Consulting since January 2019. Prior to that, Dr. Baracchini served as Chief Business Officer of Imago BioSciences, Inc., from April 2020 to February 2021, and Chief Business Officer at Xencor Inc, from January 2010 to September 2018. Dr. Baracchini has also served as the SVP, Business Development for Metabasis Therapeutics (which was acquired by Ligand Pharmaceuticals, Inc.) from May 2002 to November 2009. Dr. Baracchini currently serves on the board of CoImmune, Inc. and INmune Bio, Inc., a Nasdaq listed company. Dr. Baracchini holds a B.S. in Microbiology from University of Notre Dame, a Ph.D. in Molecular and Cell Biology from the University of Texas at Dallas, and an MBA from the University of California, Irvine — Paul Merage School of Business.

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

Dr. Katrin Rupalla joined our board of directors in August 2020. Dr. Rupalla currently serves as the Chief Executive Officer of Ymmunobio AG since December 2021. Prior to that, Dr. Rupalla served as SVP, Head Regulatory, MedDoc, R&D Quality at Lundbeck from October 2019 to December 2021, VP, Regulatory Oncology Head from April 2018 to July 2019, VP, China Head Development from November 2015 to September 2018, and VP, EU Regulatory Sciences from May 2012 to December 2015 at Bristol-Myers Squibb. Dr. Rupalla currently serves on the board of Ambrx, Inc. and Ymmunobio AG. Dr. Rupalla holds a M.Sc. in Pharmacy and a Ph.D. in CNS Pharmacology from the Philipps-University Marburg and an MBA in Project Management from Jones International University.

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

B. Compensation

Compensation of Executive Officers

The following table sets forth the approximate remuneration paid to our executive officers for the year ended December 31, 2021.

Name	Salary ($)	Bonus ($)(1)	All Other Compensation ($)(2)	Total ($)(3)
Duncan Peyton	251	-	3	254
Alexander Stevenson	215	-	3	218
John Beck(4)	104	-	2	106
John Doyle(5)	-	-	-	-

(1)	Amount shown reflects cash bonuses awarded for achievement of performance goals. See “—D. Share Ownership—Equity Compensation Arrangements.”
(2)	Amount shown represents health benefit payments and pension contributions made by us.
(3)	Total compensation set out in this table does not include the value of options to acquire our ordinary shares or awards granted to or held by current senior management, which is described in “—Equity Compensation Arrangements.”
(4)	Appointed between March 2021 and July 2021.
(5)	Appointed in January 2022.

Executive Officer Employment and Consultancy Agreements

Service Agreement of Duncan Peyton

Duncan Peyton is currently engaged as our Chief Executive Officer under a service agreement entered into on February 10, 2014. In 2019, 2020 and the first half of 2021, he received a base salary of £100,000 ($137,436) per annum. Effective as of July 1, 2021, his base salary was increased to £264,500 ($363,519) per annum. In addition to the base salary, he is entitled to participate in private health care scheme and a bonus scheme, which may be paid from time to time at the discretion of the Remuneration Committee.

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

Service Agreement of Alex Stevenson

Alexander Stevenson is currently engaged as our Chief Scientific Officer under a service agreement entered into on February 10, 2014 In 2019, 2020 and the first half of 2021, he received a base salary of £100,000 ($137,436) per annum. Effective as of July 1, 2021, his base salary was increased to £212,600 ($292,189)per annum. In addition to the base salary, he is entitled to participate private health care scheme and in a bonus scheme, which may be paid from time to time at the discretion of the Remuneration Committee.

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

Service Agreement of John Beck

John Beck was engaged as our Chief Financial Officer under a service agreement entered into on March 1, 2021. He was entitled to a base salary of $330,000 per annum. In addition to the base salary, he was entitled to participate in a bonus scheme, which may be paid from time to time at the discretion of the Remuneration Committee. He served as our Chief Financial Officer until July 2021, when he sadly passed away.

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

Service Agreement of John Doyle

John Doyle is currently engaged as our Chief Financial Officer under a service agreement entered into on January 3, 2022. He is entitled to a base salary of $385,000 per annum. In addition to the base salary, he is entitled to participate in a bonus scheme, which may be paid from time to time at the discretion of the Remuneration Committee.

The agreement may be terminated by either party on three month’s written notice or, immediately by us, in the event of default, which includes, but is not limited to circumstances in which, Mr. Doyle is disqualified from acting as a director, convicted of a criminal offence, declared bankrupt, found guilty of fraud or conducting gross misconduct. In the event of early termination not caused by an event of default, we may exercise our discretion to make a payment in lieu of notice to Mr. Doyle. The agreement includes certain restrictive covenants, and, upon termination, Mr. Doyle is restricted from becoming involved, directly or indirectly, with any business which is similar to or competitive with us, for a period of 12 months.

Non-Employee Director Compensation

The following table sets forth the remuneration paid during 2021 to the current non-employee directors, all of which was in the form of annual fees:

Name	Base Salary ($ in thousands)
Prof. Axel Glasmacher (1)	103
Dr. Edgardo (Ed) Baracchini	69
Dr. Alexander (Sandy) Macrae (2)	74
Dr. Katrin Rupalla	69
Paul Maier(3)(4)	67

(1) Prof. Glasmacher’s base salary was increased from £50,000 ($68,718) to £100,000 ($137,436), effective July 1, 2021.

(2) Dr Macrae’s base salary was increased from £50,000 ($68,718) to £57,300 ($78,751), effective July 1, 2021.

(3) Mr. Maier was appointed as a member of our board of directors March 1, 2021.

(4) Mr Maier’s base salary was increased from £50,000 ($68,718) to £61,000 ($83,836), effective July 1, 2021.

Non-executive Director Letters of Appointment

We have entered into letters of appointment with each of our non-executive directors which provides each director with cash compensation of £50 ($69) per annum for service on our board of directors. Effective as of July 1, 2021, the base salary of Dr Glasmacher was increased to £100 ($137), the base salary or Dr Macrae was increased to £57 ($79) and the base salary of Mr Maier was increased to £61 ($84). The appointment of our non-executive directors can be terminated by either us or the director upon three calendar months’ written notice, or by us in our absolute discretion at any time with immediate effect on payment of money in lieu of notice.

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

Equity Compensation Awards to Directors and Executive Officers

The following table summarizes: (i) the outstanding number of options and awards under the equity incentive plans; and (ii) the number of shares granted to directors, executive officers, and non-executive directors, as of December 31, 2021:

Name	Ordinary Shares Outstanding (including those represented by ADS	Ordinary Shares Underlying Options	Exercise Price Per Ordinary Share($)	ADSs Underlying Options	Exercise Price Per ADS($)	Grant Date	Expiration Date
Executive Officers:
Duncan Peyton	—	—	—	—	—	—
Alexander Stevenson	—	—	—	—	—	—
John Beck(1)	—	—	—	—	—	—
John Doyle(2)	—	—	—	—	—	—
Non-Executive Directors
Prof. Axel Glasmacher	—	—	—	—	—	—
Dr. Edgardo (Ed) Barachini	—	—	—	—	—	—
Dr. Alexander (Sandy) Macrae	—	—	—	—	—	—
Dr. Katrin Rupalla(3)	—	—	—	—	—	—
Paul Maier(4)	—	—	—	—	—	—

(1)	Mr. Beck was appointed as Chief Financial Officer on March 1, 2021 and served until July 26, 2021.
(2)	Mr. Doyle was appointed as Chief Financial Officer on January 3, 2022.
(3)	Dr. Rupalla was appointed as a member of our board of directors on September 23, 2020.
(4)	Mr. Maier was appointed as a member of our board of directors March 1, 2021

Equity Incentive Arrangements

We operated the 2015 Long Term Incentive Plan (the “2015 LTIP”), which was the primary mechanism for attracting and retaining selected key employees through the grant of stock options. In 2021, the rules of the LTIP were updated (the “2021 LTIP”). All of our employees are eligible to participate in the LTIP and receive stock options, under the 2021 LTIP.

The 2015 and 2021 LTIPs are administered by the remuneration committee and may be amended on a forward-looking basis in any respect at its discretion.

Stock options granted under the 2015 LTIP will ordinarily vest and become capable of exercise on (or shortly after) the third anniversary of their grant, subject to the extent to which individual performance criteria applicable to the stock options have been met by the company and/or the relevant option holder over the preceding three years.

Under the 2021 LTIP, 25% of awarded stock options will ordinarily vest and become capable of exercise on (or shortly after) the first anniversary of their grant. Thereafter the remainder of the awarded stock options will ordinarily vest and become capable of exercise monthly thereafter over a period of 36 months.

Once vested, stock options may be exercised at any point up until the tenth anniversary of their grant. Stock options may only be exercised on payment of the associated exercise price. Under the 2015 LTIP, the associated exercise price is ordinarily an amount equal to the aggregate nominal value of the stock that may be acquired on exercise. Under the 2021 LTIP, the associated exercise price is ordinarily the closing market price on the date of grant of the award.

Stock options will ordinarily lapse on cessation of the option holder’s employment with us, unless the option holder falls into a prescribed category of “good leaver” (e.g. cessation due to their death, ill-health, disability, to recognize exceptional performance during their time with the company) or have otherwise been determined by the remuneration committee to be permitted to retain their stock options on a discretionary basis. Where performance conditions apply, the extent to which such stock options may be exercised shall be subject to the extent to which the applicable performance criteria are determined to have been met and (ordinarily) to a time pro-rata reduction in the number of shares that may be acquired on exercise to reflect the reduced period of time spent in employment relative to the normal three-year vesting period.

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

Stock options granted under the 2015 LTIP are non-transferrable (except, on death, to the option holder’s personal representatives) and may not be assigned or charged. This obligation does not apply to the 2021 LTIP.

No stock options may be granted under the 2015 LTIP in any single financial year over stock having an aggregate market value in excess of 200% of the option holder’s annual basic salary for the year. This obligation only applies to option grants made under the 2021 LTIP while the company remains listed on AIM.

Furthermore, no stock option may be granted under the LTIP if the grant of that stock option, when aggregated with all stock options granted under the LTIP and any awards granted under any other employee stock plans in the preceding 10 years, would cause the total number of shares falling to be issued in connection with such options or awards to exceed 10% of our issued ordinary share capital. This obligation only applies to option grants made under the 2021 LTIP while the company remains listed on AIM.

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

Insurance and Indemnification

To the extent permitted by the U.K. Companies Act, we are empowered to indemnify our directors and executive officers against any liability they incur by reason of their directorship or work with the company. We maintain directors’ and officers’ insurance to insure such persons against certain liabilities. Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our board, executive officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Committees of our Board of Directors

Our board of directors has two standing committees: an audit and risk committee and a remuneration committee.

Audit and Risk Committee

Our audit and risk committee, which consists of Dr. Rupalla, Dr. Baracchini and Mr. Maier, assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Maier serves as chairman of the audit and risk committee. The audit and risk committee consists exclusively of members of our board who are financially literate, and Mr. Maier is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under applicable Nasdaq rules. Our board of directors has determined that all of the members of the audit and risk committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. We have also adopted a charter governing the audit and risk committee that complies with the rules of Nasdaq.

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

Remuneration Committee

Our remuneration committee, which consists of Prof. Glasmacher and Dr. Macrae, assists the board of directors in determining executive officer compensation. Dr. Macrae serves as chairman of the remuneration committee.

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

D. Employees

As of December 31, 2021, we had 106 employees, including 45 employees in the United Kingdom and four employees in the United States. Of these employees, 90 were engaged in research and development activities and 16 were engaged in administrative activities. We also engage contractors and consultants. To the company’s knowledge, none of our employees outside of Spain are represented by a labor union or covered under a collective bargaining agreement. Our staff based in Spain are covered by a sector-wide collective bargaining agreement. They are also represented by a union-backed staff representative. We have not experienced any work stoppages due to employee disputes, and we consider our relationship with our employees to be good.

E. Share Ownership

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 25, 2022 by each member of our board of directors and each of our other executive officers. The percentage of beneficial ownership in the table below is based upon a total of 180,300,967 ordinary shares.

The number of our ordinary shares beneficially owned by each board member or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 25, 2022 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

	Amount and Nature of Share Ownership
Name of Principal Stockholder	Number of Shares(1)	Percentage Owned (%)
Duncan Peyton(2)	10,181,437	5.6%
Alexander Stevenson(3)	10,025,130	5.5%
Axel Glasmacher(4)	30,000	*	%
John Doyle	—	*	%
Edgardo Baracchini	—	*	%
Katrin Rupalla	—	*	%
Sandy Macrae	—	*	%
Paul Maier	—	*	%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding ordinary shares.

(1)	Ordinary shares figures include ordinary shares represented by ADSs.

(2)	Consists of (i) 9,018,675 shares held of record, (ii) 666,666 warrants issued pursuant to the February 2020 fundraise and exercisable for £1.00 per share at any time for 5 years after issuance on March 9, 2020 by Mr. Peyton and (iii) 496,096 shares issued to Mr. Peyton pursuant to a commitment to provide financial backing to Longevity in the event of redemptions by shareholders of Longevity pursuant to a certain backstop arrangement.

(3)	Consists of (i) 8,976,736 shares held of record, (ii) 666,666 warrants issued pursuant to the March 9, 2020 fundraise and exercisable for £1.00 per share at any time for 5 years after issuance by Dr. Stevenson and (iii) 381,728 shares issued to Dr. Stevenson pursuant to a commitment to provide financial backing to Longevity in the event of redemptions by shareholders of Longevity pursuant to a certain backstop arrangement.

(4)	Consists of 30,000 shares held of record by Prof. Glasmacher.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of 4D Pharma’s ordinary shares as of March 25, 2022 by each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares. The percentage of beneficial ownership in the table below is based upon a total of 180,300,967 ordinary shares.

The number of our ordinary shares beneficially owned by each board member or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 25, 2022 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

	Amount and Nature of Share Ownership
Name of Principal Stockholder	Number of Shares(1)	Percentage Owned (%)
Merck & Co.(1)	12,145,523	6.6%
Duncan Peyton(2)	10,181,437	5.6%
Alexander Stevenson(3)	10,025,130	5.5%

(1)	Consists of 8,315,023 shares of record and 3,830,500 warrants issued on March 9, 2020 exercisable for £1.00 per share at any time for 5 years after issuance held by Merck & Co. The address for these entities is 2000 Galloping Hill Road Kenilworth NJ 07033.

(2)	Consists of (i) 9,018,675 shares held of record, (ii) 666,666 warrants issued on March 9, 2020 exercisable for £1.00 per share at any time for 5 years after issuance by Mr. Peyton and (iii) 496,096 shares issued to Mr. Peyton pursuant to a commitment to provide financial backing to Longevity in the event of redemptions by shareholders of Longevity pursuant to a certain backstop arrangement.

(3)	Consists of (i) 8,976,736 shares held of record, (ii) 666,666 warrants issued on March 9, 2020 exercisable for £1.00 per share at any time for 5 years after issuance by Dr. Stevenson and (iii) 381,728 shares issued to Dr. Stevenson pursuant to a commitment to provide financial backing to Longevity in the event of redemptions by shareholders of Longevity pursuant to a certain backstop arrangement.

As of March 25, 2022, to the best of the Company’s knowledge, approximately 72% of our issued share capital was held in the U.K. ( approximately 64% including warrants) and approximately 25 % of our share capital was held in the United States (approximately 33% including warrants) with the remainder being held elsewhere.

As of March 24, 2022, entities affiliated with Steven Oliveira hold 8,600,000 ordinary shares, a decrease of approximately 10% in ownership since March 23, 2021, which is the date that our ordinary shares underlying the ADSs listed on The Nasdaq Global Market were authorized. Since March 23, 2021, which is the date that our ordinary shares underlying the ADSs listed on The Nasdaq Global Market were authorized, there has been no significant change in the percentage ownership held by any other major shareholder.

In the past three years, the following issuances of securities have impacted the percentage ownership held by the major shareholders listed above:

On July 29, 2021, we issued warrants equating to 212,568 shares, exercisable at $1.18 per share to Oxford Finance Luxembourg S À R L.

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

Change in Control Arrangements

None.

B. Related Party Transactions

Agreements with Our Executive Officers and Directors

A director in one of our subsidiaries, 4D Pharma León S.L.U., Antonio Fernandez, is also a director of Biomar Microbial Technologies (“Biomar”), which charged rent and building service costs to the Company of $131 thousand, $153 thousand and $51 thousand for the years ended December 31, 2021, 2020 and 2019, respectively. We charged Biomar $38 thousand, $41 thousand and $35 thousand for services as of December 31, 2021, 2020 and 2019, respectively. As of December 31, 2021, 2020 and 2019, $15 thousand, $4 thousand and $54 thousand, respectively, was due from Biomar for these services.

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

Agreements with Collaborators

MSD purchased 7,661,000 shares of the Company’s ordinary shares in February 2020, a further 654,023 were added during the March 22, 2021 fundraise, with MSD currently holding 4.6% of the Company’s total outstanding ordinary shares. The Company entered into the MSD Agreement with MSD in October 2019. See “Item 4. Information on the Company—B. Business Overview—Collaborations—Research Collaboration and Option to License Agreement with Merck” for further information. Additionally, the Company also has an ongoing clinical trial evaluating MRx0518 in the combination with Keytruda in patients with solid tumors who progresses on prior PD-1 inhibitor therapy. Under the terms of the agreement MSD will provide Keytruda free of charge to the trial.

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

B. Significant Changes

No significant changes have occurred since December 31, 2021, except as otherwise disclosed in this annual report.

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

B. Plan of Distribution

Not applicable

C. Markets

Our ordinary shares have traded on AIM under the symbol “DDDD” since February 18, 2014. Our ADSs have traded on the Nasdaq Global Market under the symbol “LBPS” since March 22, 2021. Our warrants have traded on the Nasdaq Global Market under the symbol “LBPSW” since March 23, 2021.

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

Voting rights

Subject to any rights or restrictions attached to any shares from time to time, the 4D Pharma shareholders, their duly appointed proxies shall have voting rights as provided in the U.K. Companies Act, except that on a vote on a resolution on a show of hands at a meeting, a proxy has one vote for and one vote against the resolution if the proxy has been duly appointed by more than one member entitled to vote on the resolution and either:

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

A member may transfer certificated shares to another person by a written instrument of transfer in any usual form (or any other form approved by our board of directors) executed by or on behalf of the member and, in the case of a share which is not fully paid, by or on behalf of that person. Our board of directors may refuse to register the transfer of a certificated share which is in respect of a partly paid share provided that any refusal does not prevent open and proper dealings of any class of shares which are admitted to trading on AIM. Our board of directors may also refuse to register the transfer of a certificated share unless the transfer is in respect of only one class of share, is duly stamped (or certified as not chargeable to stamp duty) and is deposited to our registered office or any place that our board of directors may determine and is accompanied by the relevant share certificate or such other evidence our board of directors may reasonably require.

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

Our board of directors can be claimed by way of scrip dividend instead of cash in respect of any dividend.

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

Every member who is present at a general meeting (whether physical or electronic) in person or by proxy is entitled to one vote on a resolution put to the meeting on a show of hands and to one vote for every share of which he is the holder on a resolution put to the meeting on a poll.

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

A director shall be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters:

●	the giving of any guarantee, security or indemnity in respect of (i) money lent or obligations incurred by him or any other person at the request of, or for the benefit of, the Company or any of its subsidiary undertakings, or (ii) a debt or obligation of the of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility under a guarantee or indemnity or by the giving of security;

●	any contract concerning the subscription of or purchase of shares, debentures or other securities of the Company by him under an offer to members;

●	any contract concerning any issue or offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings for subscription or purchase, in respect of which he is or may be entitled to participate in his capacity as a holder of any such securities or as an underwriter or sub-underwriter;

●	any contract concerning another company in which he is interested, directly or indirectly, and whether as an officer or member or otherwise, provided that he does not hold an interest representing one per cent or more of any class of the equity share capital of such company (or of any third company through which his interest is derived and calculated exclusive of any shares of that class in that company held as treasury shares) or of the voting rights available to members of the relevant company (any such interest being deemed for the purposes of this article to be a material interest in all circumstances);

●	any contract for the benefit of employees of the Company or of any of its subsidiary undertakings which does not accord to him any privilege or benefit not generally accorded to the employees to whom the contract or arrangement relates;

●	any contract concerning the purchase or maintenance of insurance either for or for the benefit of any director or for persons who include directors; and

●	any proposal for the Company (i) to provide him with an indemnity permitted by the Statutes, (ii) to provide him with funds in circumstances permitted by the Statutes to meet his defense expenditure in respect of any civil or criminal proceedings or regulatory investigation or other regulatory action or in connection with any application for any category of relief permitted by the Statutes, or (iii) to do anything to enable him to avoid incurring any such expenditure.

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

Directors’ Fees and Remuneration

Each of the non-executive directors shall be paid a fee in such sums as may from time to time be determined by the directors provided that the aggregate of all such fees so paid to a director shall not exceed £0.6 million per annum, or such higher amount as may from time to time be determined by ordinary resolution of shareholders.

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

Our board of directors must restrict our borrowings and exercise all voting and other rights or powers of control exercisable by us in relation to its subsidiaries so as to secure that the aggregate principal amount of all borrowings by the Group outstanding at any time shall not, without the previous sanction of an ordinary resolution of the shareholders, exceed a sum equal to three times the aggregate of:

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

PIPE Subscription Agreement

On March 16, 2021, we entered into subscription agreements (the “Subscription Agreements”) with certain accredited investors (collectively, the “PIPE Investors”) pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors collectively subscribed for 16,367,332 ordinary shares at a share price of £1.10 ($1.53) per share for an aggregate investment amount equal to £18.0 million ($25.0 million) (the “PIPE Investment”). On April 16, 2021, a further £1.4 million ($2.0 million) was raised through the issuance of 1,317,680 ordinary shares at a share price of £1.10 ($1.52) per share to Duncan Peyton and Alexander Stevenson, the Company’s CEO and CSO, respectively.

The Subscription Agreements for the PIPE Investors provide for certain registration rights. In particular, we were required to no later than 30 calendar days following the consummation of the Merger (the “Filing Deadline”), submit to or file with the SEC a registration statement registering the resale of the shares sold pursuant to the Subscription Agreements. Additionally, we were required to use commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the SEC notifies us that it will “review” the registration statement) following the Filing Deadline and (ii) the 10th business day after the date 4D Pharma is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. We must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (a) the date on which the registrable shares held by the PIPE Investors may be resold without volume or manner of sale limitations pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, and without the requirement for us to be in compliance with the current public information required under Rule 144(c)(2) (or Rule 144(i)(2), if applicable), (b) the date on which all registrable shares have actually been sold and (c) the date which is three years after the closing of the Merger. The Subscription Agreement contains customary indemnification provisions with respect to the registration statement.

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

Loan Agreement

In July 2021, we entered into an agreement with Oxford Finance Luxembourg S.À.R.L. providing for a term loan facility maturing on July 1, 2026 in an aggregate principal amount of up to $30.0 million. $12.5 million of such term loan was available and borrowed on the closing date. $7.5 million of such term loan is available upon the achievement of certain milestones. The remaining $10 million of such term loan is uncommitted and available at the discretion of the Lenders. The proceeds of the term loans may be used for general corporate purposes.

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

E. Taxation

U.S. Federal Income Taxes

The following is a summary of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of purchasing, owing and disposing of the ADSs, ordinary shares or warrants. This discussion is included for general informational purposes only, does not purport to consider all aspects of U.S. federal income taxation that might be relevant to a U.S. Holder, and does not constitute, and is not, a tax opinion for or tax advice to any particular U.S. Holder ADS, ordinary shares or warrants. The summary does not address any U.S. tax matters other than those specifically discussed. The summary is based on the provisions of the Code, existing, temporary and proposed Treasury Regulations issued thereunder, judicial decisions and administrative rulings and pronouncements and other legal authorities, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax consequences described herein.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as 4D Pharma, will be classified as a PFIC for U.S. federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such taxable year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (based on an average of the quarterly values of the assets) during such taxable year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. For this purpose, a foreign corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other non-U.S. corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

Based upon its current income and assets and projections as to the value of the ADSs and ordinary shares, it is not presently expected that 4D Pharma will be classified as a PFIC for the 2022 taxable year or the foreseeable future.

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

4D Pharma does not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above. However, as described above under “Passive Foreign Investment Company Considerations-PFIC Classification of 4D Pharma,” it is not presently expected that 4D Pharma will be classified as a PFIC for the 2022 taxable year or the foreseeable future.

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

No SDRT or stamp duty should be payable on paperless transfers of, or agreements to transfer, our ADSs through the facilities of DTC.

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

Interest Rate Risk

As of December 31, 2021, we had cash, cash equivalents and short-term deposits of $21.0 million. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least BBB. During the year ended December 31, 2021, we have not entered into investments for trading or speculative purposes. Accordingly, available longer-term cash and cash equivalents balances are held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced.

As of July 29, 2021 we entered into a loan agreement with Oxford Finance S.A.R.L. and drew down $12.5 million of a facility for up to $30 million payable in three tranches. The loan includes an interest only period until either September 1, 2023 or September 1, 2024, if certain criteria are met to extend the period. Interest is payable on the loan at 8.15% plus the higher of a) 0.1% and b) the US dollar 30-day LIBOR rate, accordingly a 0.1% increase in the rate of interest (based on the shorter period noted) would result in an increase of $39 thousand over the remaining term of the loan ending in July 2026.

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

Credit and Liquidity Risk

Our cash, cash equivalents and short-term deposits are on deposit with financial institutions with a credit rating equivalent to, or above, the main U.K. clearing banks. We invest our liquid resources based on the expected timing of expenditures to be made in the ordinary course of our activities. All financial liabilities are payable in the short term, meaning no more than three months, and we maintain adequate bank balances in either instant access or short-term deposits to meet those liabilities as they fall due. We did not have any material trade receivables as of December 31, 2021.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act and regulations promulgated thereunder) as of December 31, 2021. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

In connection with the annual review of our accounts, management and the Audit Committee, with the assistance of independent advisors, began an investigation of certain accounting matters related to the Company’s previously issued interim financial statements. On February 18, 2022, we issued a restatement of our Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2021 and for the six-months ended June 30, 2021. We also evaluated the findings identified by this investigation and concluded that material weaknesses existed as of June 30, 2021 related to the control environment, including an insufficient complement of personnel, and information and communication. We immediately took action to remediate such material weakness including implementing additional, timelier, review procedures within its accounting and finance department and hiring additional accounting resources and consulting with more specialist technical experts. In part as a result of the measures we implemented, during the evaluation of the effectiveness of our disclosure controls and procedures carried out as of the end of the period covered by this Annual Report, as described above, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2021, our disclosure controls and procedures were effective.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, a company’s principal executive officer and principal financial officer, or persons performing similar functions, and effected by a company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of a company’s assets;
●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of the company’s management and directors; and
●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of and with the participation of our principal executive officer and principal financial officer, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2021.

C. Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for EGCs provided in the JOBS Act.

D. Changes in Internal Control Over Financial Reporting

We have strengthened our internal and financial reporting controls through the appointment, in March 2021, of Paul Maier as a non-executive director and independent “audit committee financial expert”. Also in March 2021 appointed John Beck as our CFO before his passing in in June 2021. In January 2022 we appointed John Doyle as our CFO.

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

RSM US LLP, has served as our independent registered public accounting firm for the three years ended December 31, 2021, 2020 and 2019, for which audited financial statements appear in this annual report.

The following table provides information regarding fees paid by us to RSM US LLP for all services, for the years ended December 31, 2019, 2020 and 2021:

	Year Ended December 31,
	2019(1)	2020	2021
	(in thousands of dollars)
Audit fees(2)	$375	$170	$282
Audit related fees(3)	205	-	85
Other fees	5	-	-
Audit and other fees of affiliated entities(4)	$73	$80	$94
Total fees	$658	$250	$461

(1)	2019 audit fees included those incurred for the U.S. GAAP audit of the 2018 accounts
(2)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements and audits of our subsidiary accounts for 2018 and 2019.
(3)	Includes professional services rendered in connection with the Merger and the planned equity fundraising.
(4)	Includes fees in relation to the audit of the annual financial statements under International Financial Reporting Standards (IFRS) by RSM UK.

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

Item 18. Financial Statements

We have elected to provide financial statements pursuant to Item 17.

Item 19. Exhibits

The following exhibits are filed herewith unless otherwise indicated:

Exhibit Number	Exhibit Description	Included herein	Form	Filing Date
1.1	Articles of Association of 4D pharma plc, effective as of March 18, 2021		F-4/A	01/27/21
2.1	Form of share certificate of 4D pharma plc ordinary share		F-4/A	01/27/21
2.2	Deposit Agreement among 4D pharma plc., JPMorgan Chase Bank, N.A., as depositary thereunder, and all Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder evidencing American Depositary Shares representing deposited Shares		F-6	02/18/21
2.3	Warrant Agreement between Longevity Acquisition Corporation and Continental Stock Transfer & Trust Company, dated August 28, 2018		F-4/A	02/16/21

2.4	Form of Warrant		F-4/A	02/16/21
2.5	Description of Securities registered under Section 12 of the Securities Act of 1933, as amended	X
4.1	Agreement and Plan of Merger by and among Longevity Acquisition Corporation, 4D pharma plc and Dolphin Merger Sub Limited, dated October 21, 2020		F-4	11/25/20
4.2	Form of Assumption Agreement among 4D pharma plc, Longevity Acquisition Corporation and Continental Stock Transfer & Trust Company		F-4/A	02/16/21
4.3#	Strategic Collaboration Agreement by and between The University of Texas M.D. Anderson Cancer Center and 4D pharma plc, dated November 10, 2017		F-4/A	01/08/21
4.4	Amendment to Strategic Collaboration Agreement by and Between The University of Texas, M.D. Anderson Cancer Center and 4D pharma plc, dated February 24, 2021		F-1/A	10/07/21
4.5#	Research Collaboration and Option to License Agreement by and between Merck Sharp & Dohme Corp. and 4D pharma plc, dated October 7, 2019		F-4/A	01/08/21
4.6	Lease Agreement by and among Bishopsgate Long Term Property Fund Nominees No. 1 Limited and Bishopsgate Long Term Property Fund Nominees No. 2 Limited and 4D pharma plc, dated May 3, 2017		F-4/A	01/27/21
4.7	Lease Agreement between Istituto Biomar and 4D Pharma Leon SLU, dated April 7, 2016		F-4/A	01/27/21
4.8+	Service Agreement between Duncan Peyton and 4D pharma plc, dated February 10, 2014		F-4/A	01/27/21
4.9+	Service Agreement between Alexander Stevenson and 4D pharma plc, dated February 10, 2014		F-4/A	01/27/21
4.11+	Service Agreement between Katrin Rupalla and 4D pharma plc, dated August 18, 2020		F-4/A	02/16/21
4.12+	Service Agreement between Sandy Macrae and 4D pharma plc, dated August 19, 2019		F-4/A	02/16/21
4.13+	Service Agreement between Edgardo Baracchini and 4D pharma plc, dated December 6, 2018		F-4/A	02/16/21
4.14	Service Agreement between John Doyle and 4D pharma plc, dated January 5, 2022	X
4.15+	4D pharma plc 2015 Long Term Incentive Plan and related forms		F-4/A	01/27/21
4.16+	Form of lock-up agreement by and among 4D pharma plc and certain of 4D pharma’s shareholders		F-4/A	01/08/21
4.17+	4D pharma plc 2021 Long Term Incentive Plan and related forms	X
8.1	Subsidiaries of 4D pharma plc	X
12.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X
12.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X
13.1*	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X
13.2*	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X
101.INS	Inline XBRL Instance Document.	X
101.SCH	Inline XBRL Taxonomy Extension Schema.	X
101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase.	X
101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase.	X
101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase.	X
101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase.	X
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)	X

+ Indicated management contract or compensatory plan

# Portions of this exhibit (indicated by asterisks) have been excluded because such information is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

* Furnished herewith.

4D PHARMA PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of 4D pharma plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 4D pharma plc and its subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter - Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Boston, MA

March 31, 2022

4D PHARMA PLC

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,
	2021	2020

ASSETS
Current assets:
Cash and cash equivalents	$20,973	$11,990
Research and development tax credits receivable	9,237	4,799
Prepayments and other current assets	4,291	4,055
Total current assets	34,501	20,844

Property and equipment, net	3,973	5,082
Right-of-use assets (operating leases)	906	1,129
Intangible assets, net	6,127	6,303
Goodwill	13,018	13,489
Deferred recapitalization costs	-	2,010
Research and development tax credits receivable	269	242
Total assets	$58,794	$49,099
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,675	$4,540
Accrued expenses and other current liabilities	3,933	2,557
Operating lease liabilities, current	108	94
Deferred revenues, current	902	1,318
Total current liabilities	6,618	8,509
Long term debt, net	11,842	-
Long term operating lease liabilities, net	854	1,092
Deferred revenues, net	-	306
Deferred tax	14	18
Derivative liabilities	6,756	-
Other liabilities	294	203
Total liabilities	26,378	10,128

Commitments and Contingencies (Note 11)

Stockholders’ equity:
Common Stock, $0.003 par value, 308,236,883 authorized; 180,300,967 and 131,467,935 shares outstanding at December 31, 2021 and 2020, respectively	646	479
Additional paid in capital	236,264	210,876
Accumulated other comprehensive loss	(24,321)	(24,149)
Accumulated deficit	(180,173)	(148,235)
Total stockholders’ equity	$32,416	$38,971
Total liabilities and stockholders’ equity	$58,794	$49,099

The accompanying notes are an integral part of these consolidated financial statements.

4D PHARMA PLC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

	December 31,
	2021	2020	2019

Revenues	$718	$690	$269
Operating expenses:
Research and development	21,632	23,384	29,193
General and administrative expenses	15,888	13,015	10,380
Foreign currency losses (gains)	459	(699)	957
Total operating expenses	37,979	35,700	40,530
Loss from operations	(37,261)	(35,010)	(40,261)
Other income (expense), net:
Interest income	1	6	78
Interest expense	(581)	-	-
Other income	4,847	4,496	6,883
Loss on issuance of securities in recapitalization transaction	(17,744)	-	-
Change in fair value of derivative liabilities	18,778	-	-
Change in fair value of contingent consideration payable	-	-	2,967
Total other income (expense), net	5,301	4,502	9,928
Net loss before income tax benefit	(31,960)	(30,508)	(30,333)
Income tax benefit	22	13	-
Net loss	(31,938)	(30,495)	(30,333)

Other comprehensive income:
Foreign currency translation adjustment	(172)	1,566	1,113
Comprehensive loss	$(32,110)	$(28,929)	$(29,220)

Net loss per common share, basic and diluted	$(0.19)	$(0.27)	$(0.46)
Weighted-average number of common shares used in computing basic and diluted net loss per common share	169,523,024	114,149,743	65,493,842

The accompanying notes are an integral part of these consolidated financial statements.

4D PHARMA PLC

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except share and per share amounts)

	Common stock		Additional Paid-In	Accumulated Other Comprehensive	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Loss	Deficit	Equity
Balance, December 31, 2018	65,493,842	$266	$174,036	$(26,828)	$(87,407)	$60,067
Other comprehensive income	-	-	-	1,113		1,113
Net loss	-	-	-	-	(30,333)	(30,333)
Share-based compensation	-	-	340	-	-	340
Balance, December 31, 2019	65,493,842	266	174,376	(25,715)	(117,740)	31,187
Issuance of common stock, net	65,898,400	213	32,719	-	-	32,932
Issuance of warrants	-	-	3,352	-	-	3,352
Warrant exercises	75,693	-	98	-	-	98
Other comprehensive income	-	-	-	1,566	-	1,566
Net loss	-	-	-	-	(30,495)	(30,495)
Share-based compensation	-	-	331	-	-	331
Balance, December 31, 2020	131,467,935	479	210,876	(24,149)	(148,235)	38,971
Common stock issued in recapitalization transaction	31,048,192	106	(106)	-	-	-
Issuance of common stock, net	17,685,012	61	24,739	-	-	24,800
Warrants exercised	31,859	-	44	-	-	44
Options exercised	67,969	-	-	-	-	-
Other comprehensive loss	-	-	-	(172)	-	(172)
Net loss	-	-	-	-	(31,938)	(31,938)
Share-based compensation	-	-	711	-	-	711
Balance, December 31, 2021	180,300,967	$646	$236,264	$(24,321)	$(180,173)	$32,416

The accompanying notes are an integral part of these consolidated financial statements.

4D PHARMA PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share and per share amounts)

	December 31,
	2021	2020	2019

Cash Flows from Operating Activities:
Net loss	$(31,938)	$(30,495)	$(30,333)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,353	1,572	1,644
Stock based compensation	711	331	340
Loss on issuance of securities in recapitalization transaction	17,744	-	-
Change in fair value of derivative liabilities	(18,778)	-	-
Amortization of debt discount	119	-	-
Change in fair value of contingent consideration	-	-	(2,967)
Other non-cash expenses	85	13	74
Changes in assets and liabilities:
Prepayments and other current assets	(281)	(1,168)	168
Research and development tax credits receivable	(4,586)	2,422	(939)
Accounts payable	(2,866)	2,677	(903)
Deferred revenues	(719)	(689)	2,197
Operating lease obligations	(189)	(185)	(148)
Other liabilities and accrued expenses	1,429	(1,748)	2,184
Net cash used in operating activities	(37,916)	(27,270)	(28,683)
Cash Flows from Investing Activities:
Purchase of software	-	(19)	(73)
Purchase of property and equipment	(279)	(211)	(681)
Proceeds on disposal of assets	-	-	55
Maturities of short-term investments	-	-	12,982
Net cash (used in) provided by investing activities	(279)	(230)	12,283
Cash Flows from Financing Activities:
Net proceeds from recapitalization transaction	9,615	-	-
Net proceeds from issuance of common stock	24,800	32,932	-
Net proceeds from issuance of warrants	-	3,352	-
Net proceeds from warrant exercises	44	98	-
Proceeds from issuance of debt	12,500	-	-
Payment of debt issuance costs	(535)	-	-
Deferred merger costs	-	(1,901)	-
Lease liability payments	(6)	(14)	(14)
Net cash provided by (used in) financing activities	46,418	34,467	(14)

Effect of exchange rate changes on cash and cash equivalents	760	(8)	1,000
Change in cash and cash equivalents	8,983	6,959	(15,414)
Cash and cash equivalents at beginning of year	11,990	5,031	20,445
Cash and cash equivalents at end of year	$20,973	$11,990	$5,031
Supplemental disclosures of non-cash investing and financing activities
Cash paid for interest	$638	$224	$230
Lease liabilities from obtaining right-of-use assets	$-	$-	$1,446
Recognition of warrants issued with loan as debt discount	$181	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

4D PHARMA PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

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

The Company is incorporated in England and Wales and its operations are largely undertaken in Europe. The Company’s common stock are listed on the Alternative Investment Market of the London Stock Exchange (“AIM”) as “DDDD”. As of March 22, 2021, the Company’s common stock and warrants are also listed on Nasdaq (“LBPS” and “LBPSW”) through American Depositary Shares (“ADSs”) with each ADS representing 8 shares of common stock.

On March 22, 2021 the Company completed a recapitalization with Longevity Acquisition Corporation (NASDAQ: LOAC) a publicly-traded special purpose acquisition company (“SPAC”). Shareholders of LOAC received ADSs of the Company, and LOAC became a wholly-owned subsidiary of the Company. See Note 3 for further information.

Liquidity and capital resources

Since inception, the Company has incurred net losses and negative cash flows from operations. During the year ended December 31, 2021, the Company incurred a net loss of $31.9 million and used $37.9 million of cash in operations. As of December 31, 2021, the Company had an accumulated deficit of $180.2 million. Management expects to incur additional operating losses in the future as the Company continues to further develop, seek regulatory approval for and, if approved, commence commercialization of its product candidates.

As of December 31, 2021, the Company’s cash and cash equivalents were $21.0 million. The Company expects that its existing cash and cash equivalents, will be sufficient to satisfy its working capital needs, capital asset purchases, outstanding commitments and other liquidity requirements associated with our existing operations into the fourth quarter of 2022, which raises substantial doubt regarding the Company’s ability to continue as a going concern for a period of one year after the date that the financial statements are issued. Certain elements of the Company’s operating plan to alleviate the conditions that raise substantial doubt are outside of the Company’s control and cannot be included in management’s evaluation under the requirements of Accounting Standards Codification (ASC) 205-40, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. Accordingly, the Company has concluded that substantial doubt exists about the Company’s ability to continue as a going concern for a period of at least twelve months from the date of the issuance of these consolidated financial statements.

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

4D PHARMA PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

(b) Functional and Reporting Currency

The functional currency of the Company and its subsidiaries (other than the foreign subsidiaries mentioned below) is the Great Britain Pound Sterling (“GBP”). The operations of the two foreign subsidiaries are conducted in EUROs. Balances denominated in, or linked to, foreign currencies are stated on the basis of the exchange rates prevailing at the balance sheet date. For foreign currency transactions included in the consolidated statement of operations and comprehensive loss, the exchange rates applicable to the relevant transaction dates are used. Transaction gains or losses arising from changes in the exchange rates used in remeasurement of such balances are carried to financing income or expenses. Assets and liabilities of the two subsidiaries are translated from their functional currency to GBP at the balance sheet date exchange rates. Income and expense items are translated at the average rates of exchange prevailing during the year. Translation adjustments are reflected in the consolidated balance sheets as a component of accumulated other comprehensive income or loss.

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

(c) Use of estimates

The preparation of financial statements in conformity with U. S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates and be based on events different from those assumptions. As part of these consolidated financial statements, the Company’s significant estimates include (1) goodwill impairment; (2) the estimated useful lives of intangible assets and property and equipment; (3) revenue recognition, in regards to the deferred revenues; (4) the inputs used in determining the fair value of equity-based awards; (5) the inputs used in determining the fair value of derivative liabilities; and (6) valuation allowance relating to the Company’s deferred tax assets.

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

(e) Cash and cash equivalents and short-term investments

The Company considers all highly liquid investments that have maturities of three months or less when acquired to be cash equivalents. Cash equivalents are valued at cost, which approximates their fair value. Short-term investments comprise deposits with maturities of more than three months, but no greater than twelve months. The Company deposits its cash primarily in checking, money market accounts, as well as certificates of deposit. The Company does not generally enter into investments for trading or speculative purposes, rather to preserve its capital for the purpose of funding operations. The Company deposits its cash investments in financial institutions that it believes have high credit quality and has not experienced any losses on such accounts nor does it believe it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2021 and 2020, the Company’s cash and cash equivalents were held at a number of accredited financial institutions.

4D PHARMA PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

(f) Concentrations of credit risks

Concentrations of credit risk have been provided for customers and suppliers who individually represent greater than 10% of the applicable measure during the periods stated.

The Company derived 100% of its revenue for the year ended December 31, 2021 from a collaboration partner. See Note 13, Revenues for additional information.

The Company had one supplier that accounted for 15% of purchases for the period ended December 31, 2021. The accounts payable balance at December 31, 2021 contained two balances which constituted 27% of the total balance outstanding at that date. The Company had two suppliers that accounted for 32% of purchases for the period ended December 31, 2020. The accounts payable balance at December 31, 2020 contained one balance which constituted 45% of the total balance outstanding at that date.

(g) Deferred Recapitalization Costs

Specific incremental legal, accounting and other fees and costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of such an offering. As of December 31, 2020, there were $2,010 of merger costs, primarily consisting of legal, accounting and printing fees, that were capitalized in assets on the consolidated balance sheet. Upon completion of the merger, these costs were charged against the gross proceeds recorded in stockholders’ equity. See Note 3 for further information on the recapitalization.

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

The Company’s financial instruments primarily consist of cash and cash equivalents, trade and other payables with initial maturity of up to 12 months. The estimated fair values of these financial instruments approximate their carrying values as presented, due to their short maturities. The fair value of the Company’s debt approximated its recorded value as the rate of interest is readily available to the Company.

4D PHARMA PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

The Company’s recurring fair value measurements at December 31, 2021 are as follows:

	Fair Value as of December 31,2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:
Derivative liability (Note 10)	$6,756	$2,305	$1,132	$3,319

The Company had no recurring fair value measurements at December 31, 2020.

(i) Segment information

The Company manages its operations as a single operating segment for the purposes of assessing performance and making operating decisions. The Company’s singular focus is development of a disruptive class of drug – Live Biotherapeutic products (LBPs) – leveraging the profound impact of the gut microbiome on human health and disease. Long-lived assets by geography are as follows as of December 31, 2021: UK $8,796, Spain $9,328, Ireland $5,899 and United States $1. Long-lived assets by geography are as follows as of December 31, 2020: UK $9,383, Spain $10,615 and Ireland $6,004.

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

(k) Leases

The Company enters into operating lease arrangements for real estate assets related to office space and finance lease arrangements for vehicles and other equipment. In following ASC 842, the Company determines if an arrangement contains a lease at its inception by assessing whether there is an identified asset and whether the arrangement conveys the right to control the use of the identified asset in exchange for consideration. Lease liabilities are included in current and long-term portions for each of financing and operating leases in our consolidated balance sheets. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make payments arising from the lease. Lease right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Lease payments consist of the fixed payments under the arrangement. The operating lease liabilities is adjusted for any unpaid lease incentives, such as tenant improvement allowances and certain other immaterial non-lease components which have been included a practical expedient. Variable costs, such as maintenance and utilities based on actual usage, are not included in the measurement of right-to-use assets and lease liabilities but are expensed when the event determining the amount of variable consideration to be paid occurs. As the implicit rate of our leases is not determinable, we use an incremental borrowing rate (“IBR”) based on the information available at the lease commencement date, including consideration to the Company’s incremental borrowing rate, in determining the present value of lease payments.

4D PHARMA PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

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

(l) Asset Retirement Obligations

An asset retirement obligation (“ARO”) represents a legal obligation associated with the retirement of a tangible long-lived asset that is incurred upon the acquisition, construction, development or normal operation of that long-lived asset. Our AROs are associated with leasehold improvements that, at the end of a lease, we are contractually obligated to remove in order to comply with certain lease agreements. The ARO balance, included in other liabilities, at December 31, 2021 and 2020 was $233 and $203, respectively, and will be subsequently adjusted for changes in fair value. The associated estimated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over its useful life. Due to the time over which these obligations could be settled and the judgment used to determine the liability, the ultimate obligation may differ from the estimate. Upon settlement, any difference between actual cost and the estimate is recognized as a gain or loss in that period.

Accretion expense on the liability is recognized over the estimated productive life of the related assets and is included on the consolidated statements of operations under general and administrative expenses. For the years ended December 31, 2021, 2020 and 2019 accretion expense was $33, $27 and $22, respectively.

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

Patents

Acquired patents are initially recorded at cost (or if initially recognised in a business combination at fair value), assigned an estimated useful life, and amortized primarily on a straight-line basis over their estimated useful lives of up to 20 years from the date of filing the patent. The Company periodically evaluates whether current facts or circumstances indicate that the carrying values of its acquired intangibles may not be recoverable. If such circumstances are determined to exist, an estimate of the undiscounted future cash flows of these assets, or appropriate asset groupings, is compared to the carrying value to determine whether an impairment exists. If the asset is determined to be impaired, the loss is measured based on the difference between the carrying value of the intangible asset and its fair value, which is determined based on the net present value of estimated future cash flows.

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

4D PHARMA PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Software

Software is recognised initially at cost. After initial recognition, these assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Cost comprises the aggregate amount paid and the fair value of any other consideration given to acquire the asset and includes costs directly attributable to making the asset capable of operating as intended.

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

4D PHARMA PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

The Company recognizes collaboration revenue under certain of the Company’s license or collaboration agreements that are within the scope of ASC 606. The Company’s contracts with customers typically include promises related to licenses to intellectual property and research and development services. If the license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenue from non-refundable, up-front fees allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other promises, the Company utilizes judgement to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, up-front fees. Accordingly, the transaction price is generally comprised of a fixed fee due at contract inception and variable consideration in the form of milestone payments due upon the achievement of specified events and tiered royalties earned when customers recognize net sales of licensed products. The Company measures the transaction price based on the amount of consideration to which it expects to be entitled in exchange for transferring the promised goods and/or services to the customer. The Company utilizes the “most likely amount” method to estimate the amount of variable consideration, to predict the amount of consideration to which it will be entitled for its one open contract. Amounts of variable consideration are included in the transaction price to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. At the inception of each arrangement that includes development and regulatory milestone payments, the Company evaluates whether the associated event is considered probable of achievement and estimates the amount to be included in the transaction price using the most likely amount method. Currently, the Company has one contract with an option to acquire exclusive licenses for identified targets for development product candidates which it evaluated and determined that it was not a material right related to the MSD Agreement, as defined in Note 13.

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

4D PHARMA PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

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

Where equity settled share-based payments have lapsed due to a failure to meet the vesting conditions, to the extent that they relate to performance criteria, the value of the adjustment is recognized in the consolidated statements of operations and comprehensive loss. Where share-based payments fail to vest as a result of market-based vesting criteria, the fair value of the award is included in the consolidated statements of operations and comprehensive loss as an expense until the fair value is recognized in full.

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

At December 31, 2021, 2020 and 2019, the Company excluded the outstanding securities summarized below (shown as common stock equivalents), which entitle the holders thereof to acquire shares of common stock, from its calculation of earnings per share, as their effect would have been anti-dilutive.

	December 31,
	2021	2020	2019
Common stock warrants	45,903,056	21,924,307	-
Common stock units	2,892,096	-	-
Common stock options	7,760,534	485,056	925,589
Total	56,555,686	22,409,363	925,589

(t) Recent issued accounting pronouncements not yet adopted

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation-Stock Compensation (Topic 718), and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (“ASU 2021-04”). ASU 2021-04 provides clarification and reduces diversity in accounting for modifications or exchanges of freestanding equity-classified written call options (such as warrants) that remain equity classified after modification or exchange. This guidance is effective for annual periods beginning after December 15, 2021, including interim periods within that fiscal year. Companies should apply the new standard prospectively to modifications or exchanges occurring after the effective date of the new standard. Early adoption is permitted. The adoption of ASU 2021-04 is not anticipated to materially impact the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326) (“ASU 2016-13”) and subsequent amendments to the initial guidance including ASU No. 2018-19, ASU No. 2019-04, and ASU No. 2019-05 (collectively, “Topic 326”). Topic 326 requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This standard is effective for public business entities, excluding entities eligible to be smaller reporting companies for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, this standard is effective for annual and interim periods beginning after December 15, 2022 and early adoption is permitted for annual and interim periods beginning after December 15, 2018. As a smaller reporting company, the Company expects to adopt this standard in fiscal year 2023. The Company is currently assessing the impact that the adoption of this ASU will have on the consolidated financial statements.

There are no other recently issued accounting pronouncements that are expected to have a material effect on the Company’s financial position, results of operations or cash flows.

(u) Subsequent Events

Management has evaluated subsequent events that have occurred through the date these financial statements were issued. There were no events that require adjustment to or disclosure in the Company’s financial statements, except as disclosed. See Note 16 for further information on subsequent events.

4D PHARMA PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

NOTE 3 – RECAPITALIZATION

On March 22, 2021, Longevity Acquisition Corp (“LOAC”) merged with and into 4D Pharma (BVI) Limited (“Merger Sub”), a new wholly owned subsidiary of the Company, with Merger Sub continuing as the surviving company. Each of LOAC’s common shares issued and outstanding prior to the effective time of the merger (excluding shares held by the Company and LOAC and dissenting shares, if any) were automatically converted into the right to receive certain per share merger consideration (as defined below), and each warrant to purchase LOAC’s ordinary shares and right to receive LOAC’s ordinary shares that were outstanding immediately prior to the effective time of the merger was assumed by the Company and automatically converted into a warrant to purchase common stock of the Company and a right to receive common stock of the Company, payable in Company ADSs, respectively. The per share merger consideration consisted of 7.5315 common shares of the Company, payable in Company ADSs (each ADS representing 8 ordinary shares), for each issued and outstanding ordinary shares of LOAC. LOAC had cash and cash equivalents of $11.5 million at the time of the merger after paying all of its debtors.

Management concluded the Merger is a recapitalization through an asset acquisition and not a business combination as LOAC does not meet the definition of a business pursuant to ASC 805. According to the guidance in ASC 805, the Company obtained control as a result of the transaction. Specifically, Company obtained control as: (i) it owns 100% of the issued and outstanding shares of LOAC; (ii) LOAC merged with and into a wholly-owned subsidiary of the Company, the separate existence of LOAC ceased, and the wholly-owned subsidiary of the Company is the surviving company; and (iii) the Company’s board of directors and officers prior to the effective time are the initial board of directors and officers of the Company following the effective time. The Company was the accounting acquirer and issued equity in exchange for the net assets of LOAC. No goodwill or intangible assets will be recorded in this transaction.

The Company received gross net assets of $11,543 before issuance costs of $16,683, including the fair value of the Backstop Warrants issued. See below for further discussion on the Backstop Warrants. The recapitalization included several securities as follows:

●	31,048,192 shares to LOAC shareholders and associated investors.

●	4,000,000 Public warrants, with a 5-year term, exercisable into 15,063,000 common shares of the Company at $1.53 per share

●	320,000 private warrants, with a 5-year term, exercisable into 1,205,040 common shares of the Company at $1.53 per share

●	240,000 representative (LOAC advisor) units, which are exercisable until August 28, 2023, exercisable at $11.50 per unit or $1.39 per common share of the Company. Each unit can be exercised for both 8.28465 common shares, exercising into 1,988,316 common shares of the Company and a warrant to purchase 3.76575 common shares at an exercise price of $1.53 per common share into 903,780 common shares of the Company. Each warrant granted on exercise of the representative unit would convert to a public warrant and would carry the same rights and remaining term as the issued Public warrants.

The accounting for concurrent securities offerings is highly complex and required significant analysis and judgment in the application of the appropriate accounting guidance. The Company evaluated the public and private warrants as well as the representative units and determined if each security should be equity-classified or liability-classified instruments. All of these warrants and the representative units contain provisions that are not an input to the fair value of an options, thus they are not indexed to the Company’s own stock. The Company determined that these warrants and the representative units should be classified as non-current derivative liabilities recognized at their inception date fair value. The resulting aggregate issuance date fair value on these warrants and representative units’ issuance date was determined to be $12,593. See Note 10 for further information on the derivative liabilities.

4D PHARMA PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Concurrent with the merger, the Company issued 7,530,000 warrants to certain investors as part of the Backstop agreement (“Backstop Warrants”). These warrants are exercisable into 7,530,000 common shares of the Company at $0.0034 per share. These warrants are only exercisable, on a ratable basis, for a 60-day period after the number of warrants exercised in the preceding month has been confirmed. The Backstop Warrants were not part of the consideration transferred in the recapitalization, rather they were a direct and incremental cost incurred by the Company, as such, the value of the backstop warrants is included in the transaction costs.

The Company evaluated the Backstop Warrants to determine if they should be equity-classified or liability-classified instruments and determined that the Backstop Warrants contain a contingency which could result in the modification of the exercise price, thus they are not eligible for an exception from derivative accounting. The Company determined that the Backstop Warrants should be classified as non-current warrant liabilities recognized at their inception date fair value. The resulting aggregate issuance date fair value on the Backstop Warrants issuance date was determined to be $12,854.

The proceeds of the recapitalization were first allocated to the warrants and representative units based on their full fair value. The remaining proceeds from recapitalization were less than the total transaction costs, including the fair value of the Backstop Warrants, so a loss on the recapitalization transaction was recorded to other income (expense) in the Company’s consolidated statement of operations and comprehensive loss for the year ended December 31, 2021 of $17,744. No allocation of residual recapitalization proceeds remained to be allocated to the common shares issued in the recapitalization.

NOTE 4 – PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	December 31,
	2021	2020
Prepayments	$2,932	$2,394
VAT receivables	991	1,263
Other assets – goods to be consumed in R&D activities	368	398
	$4,291	$4,055

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment, net, consisted of the following:

	December 31,
	2021	2020
Cost
Property and machinery	$8,107	$8,728
Fixtures, fittings and office equipment	287	294
Land and buildings	1,623	1,674
Total cost	10,017	10,696
Accumulated depreciation	6,044	5,614
Total property and equipment, net	$3,973	$5,082

Depreciation and related amortization expense was $1,233, $1,309 and $1,183 for the years ended December 31, 2021, 2020 and 2019, respectively.

4D PHARMA PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

NOTE 6 – GOODWILL AND INTANGIBLE ASSETS

Goodwill:

Balance at December 31, 2019	$12,651
Translation differences	838
Balance at December 31, 2020	13,489
Translation differences	(471)
Balance at December 31, 2021	$13,018

Intangible assets, net, consisted of the following:

	December 31, 2021
	Software	Patents	Intellectual Property	Total
Gross amount beginning of period	$400	$1,477	$6,158	$8,035
Additions	-	-	-	-
Translation differences	(3)	(14)	(58)	(75)
Gross amount end of period	397	1,463	6,100	7,960

Disposals
Accumulated amortization	(370)	(1,463)	-	(1,833)
Net Book value	$27	$-	$6,100	$6,127

	December 31, 2020
	Software	Patents	Intellectual Property	Total
Gross amount beginning of period	$365	$1,418	$5,910	$7,693
Additions	19	-	-	19
Translation differences	16	59	248	323
Gross amount end of period	400	1,477	6,158	8,035

Accumulated amortization	(339)	(1,393)	-	(1,732)
Net Book value	$61	$84	$6,158	$6,303

Estimated amortization expense for each of the next five years is:

Year
2022	$22
2023	2
2024	2
2025	1
Total	$27

Amortization expense was $120, $262 and $276 for the years ended December 31, 2021, 2020 and 2019, respectively.

At the acquisition dates, goodwill amounted to $13.3 million, intellectual property amounted to $6.1 million and patent rights amounted to $1.5 million for the acquisitions of 4D Pharma Research Limited (2015), 4D Pharma Leon S.L.U. (2016), 4D Pharma Cork Limited (formerly Tucana Health Limited) (2016) and The Microbiota Company Limited (2014). These entities together provide the necessary facilities and resources to enable the Company to successfully research, manufacture, gain approval for and commercialise Live Biotherapeutic products.

4D PHARMA PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

NOTE 7 – LEASES

Operating Lease obligations

The UK lease was for our head office in Leeds, England. The premises comprise office space and parking and are for a ten-year term which commenced in May 2017. A tenant lease break clause is available in May 2022 which has not been included in the lease calculations as there is no indication that this would be executed. Lease escalation costs have been included on a fixed rate basis as a practical expedient. The lease includes a provision to return the premises to their original condition on exit, as such an asset retirement obligation has been included in other liabilities of $192 and $165 at December 31, 2021 and 2020, respectively.

The Spanish lease relates to our manufacturing premises in Leon, Spain. The agreement is for a ten-year term which commenced in April 2016 and includes a tenant lease break clause that can be executed after providing six months’ written notice at any point five years from the commencement date, again this break clause has not been included in the lease value as there is no evidence that this will be executed. Lease escalation cost have also been included on a fixed rate basis as a practical expedient. The lease includes the requirement to make certain repairs and as such an asset retirement obligation has been included in other liabilities at $41 and $38 at December 31, 2021 and 2020, respectively.

The existing leases are considered net leases as their non-lease components, such as common area maintenance, are paid separately from rent and based on actual costs incurred. Therefore, such variable non-lease components were not included in the right-of-use asset and liability and are reflected as expenses in the periods incurred.

Operating lease cost was $316 and $311 for the years ended December 31, 2021 and 2020, respectively. Cash paid for amounts included in the measurement of operating lease liabilities was $322 and $301 for the years ended December 31, 2021 and 2020, respectively. Short term lease cost was $186 and $174 for the years ended December 31, 2021 and 2020, respectively. Cash paid for short term leases was $143 and $155 for the years ended December 31, 2021 and 2020, respectively.

	December 31,
	2021	2020
Assets
Right of use assets	$906	$1,129
Liabilities
Current portion of operating lease liabilities	108	94
Long term operating lease liabilities, net	854	1,092
	$962	$1,186
Weighted-average remaining lease term (years)	5	6

Maturities of operating leases liabilities are as follows:

December 31,
2021
2022	$310
2023	326
2024	329
2025	330
2026	235
2027	24
Total lease payments	1,554
Less: Imputed interest	(592)
$962

4D PHARMA PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

NOTE 8 – ACCRUED EXPENSES AND OTHER CURRENT LIABLITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2021	2020
Clinical trials expenses	$2,243	$231
Patents and other research expenses	58	302
Payroll expenses	84	149
Building and office expenses	438	337
Professional consultants expenses	527	839
Tax expenses	411	305
Deferred grant income	30	82
Short-term finance lease	-	5
Other expenses	142	307
	$3,933	$2,557

NOTE 9 – LOAN

On July 29, 2021, the Company entered into a Loan and Security Agreement (the “Loan Agreement”), by and between the Company, as borrower, the subsidiaries of the Company party thereto as co-borrowers, the lenders party thereto (the “Lenders”) and Oxford Finance Luxembourg S.À R.L, as collateral agent for the Lenders (the “Collateral Agent”). The Loan Agreement provides for a term loan facility maturing on July 1, 2026 in an aggregate principal amount of up to $30.0 million. $12.5 million of such term loan was available and borrowed on the closing date. $7.5 million of such term loan is available upon the achievement of certain milestones. The remaining $10 million of such term loan is uncommitted and available at the discretion of the Lenders. The proceeds of the term loans may be used for general corporate purposes.

The term loans accrue interest at a per annum rate equal to the sum of (i) the greater of (A) the 30 day U.S. Dollar LIBOR reported in The Wall Street Journal on the last business day of the month that immediately precedes the month in which the interest will accrue and (B) 0.10% and (ii) 8.15%. The interest rate was set at 8.25% as of December 31, 2021. The term loans are interest only through September 1, 2023 or, subject to the achievement of certain milestones, September 1, 2024.

The Company will be required to make a final payment fee of 6.00% or, if the interest only period is extended following the achievement of certain milestones, 6.50%, of the amount of the term loan drawn. The final payment fee is payable on the earlier of (i) the prepayment of the term loan, (ii) the acceleration of the term loan, or (iii) the maturity date. At the Company’s option, the Company may elect to prepay the loans subject to a prepayment fee equal to the following percentage of the principal amount being prepaid: 3% if a term loan is prepaid during the first 12 months following the date of borrowing, 2% if a term loan is prepaid after 12 months but prior to 24 months following the date of borrowing, and 1% if a term loan is prepaid any time after 24 months following the borrowing date but prior to the maturity date. The Company is recording the final payment fee over the loan term using the effective interest rate method. As of December 31, 2021, the Company has recorded a liability of $61 included in other liabilities.

The Company’s obligations under the Loan Agreement are secured by substantially all of the assets of the Company and certain of its subsidiaries formed in Scotland, Ireland and the State of Delaware, United States.

The Loan Agreement contains customary affirmative and negative covenants, including covenants limiting the ability of the Company and its subsidiaries to, among other things, incur debt, grant liens, make acquisitions, undertake changes in control, make investments, make certain dividends or distributions, repurchase stock, dispose of assets, and enter into transactions with affiliates, in each case, subject to limitations and exceptions set forth in the Loan Agreement. Subject to the satisfaction of certain equity raise conditions by March 31, 2022, the Company is also required to maintain compliance with a minimum liquidity covenant of maintaining an unrestricted cash of $7.5 million in a collateral account subject to a control agreement in favor of the Lenders. As of March 31, 2022, the Company hasn’t met the equity raise conditions, and as such, the Company must maintain $7.5 million of cash as restricted for the lenders.

4D PHARMA PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

The Loan Agreement also contains customary events of default that include, among other things, certain payment defaults, covenant defaults, a material adverse change default, insolvency and bankruptcy defaults, cross defaults to other agreements, inaccuracy of representations and warranties defaults, a delisting default and government approvals defaults. If an event of default exists, the Lender may require immediate payment of all obligations under the Loan Agreement and may exercise certain other rights and remedies provided for under the Loan Agreement, the other loan documents and applicable law. Under certain circumstances, a default interest rate will apply on all obligations during the existence of an event of default under the Loan Agreement at a per annum rate equal to 5.00% above the applicable interest rate.

In addition, in connection with the Loan Agreement, the Company issued the Lenders warrants to purchase 212,568 of the Company’s ordinary shares at an exercise price of $1.18 per share (the “Initial Warrants”). The Initial Warrants will be exercisable for 5 years from the date of issuance. Additionally, on the closing date, pursuant to the terms of a letter agreement among the Company, the Collateral Agent and the Lenders, the Company agreed to issue to the Lenders, on each date the Company draws additional term loans and in accordance with each Lender’s pro rata share of such additional term loans, one or more warrants (the “Additional Warrants”) to purchase an aggregate number of the Company’s ordinary shares that is equal to 2.00% of the aggregate amount of such additional term loans funded. The Additional Warrants will have a per share price equal to the lower of (i) the closing price for an ordinary share of the Company on the last trading day prior to the funding date of such term loan or (ii) the trailing 10-day average closing price of an ordinary share of the Company for the ten trading days immediately prior to the funding date of the additional term loan. The Additional Warrants will otherwise have terms that are substantially similar to the Initial Warrants, including being exercisable for a term of 5 years.

As the ongoing fair value measurement is required for the warrants, the proceeds were allocated to the warrants in an amount equal to their fair value. The remaining proceeds were then allocated to the loan. The warrants are treated as a discount to the loan and the discount will be amortized under the effective interest method over the repayment term. The Company computed the value of the warrants of $181, using the Black-Scholes method. See Note 10 for the key assumptions used to value the warrants. Additionally, the debt issuance costs are treated as a discount to the loan. The debt discounts are amortized to interest expense using the effective interest rate method over the debt term. For the year ended December 31, 2021, amortization of $119 was included in interest expense. As of December 31, 2021 the net loan was $11,842, including net debt discounts of $658.

NOTE 10 – DERIVATIVES

The Company evaluated the public and private warrants as well as the Backstop Warrants and the representative units and lender warrants as either equity-classified or liability-classified instruments based on an assessment of the warrants and representative units’ specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants and representative units are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants and representative units meet all of the requirements for equity classification under ASC 815, including whether the warrants and representative units are indexed to the Company’s own common stock, among other conditions for equity classification. Pursuant to such evaluation, the Company further evaluated the public and private warrants, the backstop warrants and the representative units under ASC 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity, and concluded that the warrants and representative units and lender warrants do not meet the criteria to be classified in stockholders’ equity.

The Backstop Warrants issued as a result of the merger transaction include provisions such that the exercisability of the warrants is contingent on the exercise of the public warrants assumed in the merger transaction. Since this contingency could result in the modification of the exercise price, thus the warrants are not eligible for an exception from derivative accounting. Accordingly, the Company has recorded the Backstop Warrants as a liability at fair value, with subsequent changes in their fair values recognized in the consolidated statements of operations and comprehensive loss at each reporting date. The Company measured the fair value of these Backstop Warrants as of December 31, 2021, and recorded other income of $9,489 resulting from the decrease of the liability associated with the fair value of the Backstop Warrants for the year ended December 31, 2021. The Company computed the value of the Backstop Warrants using the Monte Carlo method.

4D PHARMA PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

A summary of quantitative information with respect to the valuation methodology and significant unobservable inputs used for the Company’s Backstop Warrant liabilities that are categorized within Level 3 of the fair value hierarchy as of December 31, 2021 and March 22, 2021 is as follows:

	December 31, 2021	March 22, 2021

Number of shares underlying the warrants	7,530,000	7,530,000
Stock price	$0.71	$1.93
Volatility	70.0%	85.0%
Risk-free interest rate	1.14%	0.87%
Expected dividend yield	0%	0%
Expected warrant life	4.22 years	5 years

The private warrants assumed in the merger transaction include provisions that provide for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant. Since the holder is not an input to the fair value of an option under ASC 815, and thus the warrants are not indexed to the Company’s own stock and not eligible for an exception from derivative accounting. Accordingly, the Company has recorded the private warrants as a liability at fair value, with subsequent changes in their fair values recognized in the consolidated statements of operations and comprehensive loss at each reporting date. The Company measured the fair value of these assumed private warrants as of December 31, 2021, and recorded other income of $1,225 resulting from the decrease of the liability associated with the fair value of the warrants for the year ended December 31, 2021. The Company computed the value of the assumed private warrants using the Black-Scholes method.

A summary of quantitative information with respect to the valuation methodology and significant unobservable inputs used for the Company’s assumed private warrant liability that are categorized within Level 2 of the fair value hierarchy as of December 31, 2021 and March 22, 2021 is as follows:

	December 31, 2021	March 22, 2021

Number of shares underlying the warrants	1,205,040	1,205,040
Stock price	$0.71	$1.93
Volatility	94.82%	90.2%
Risk-free interest rate	1.15%	0.86%
Expected dividend yield	0%	0%
Expected warrant life	4.22 years	5 years

The public warrants and the representative units are not indexed to the Company’s stock since the Company’s functional currency is GBP. According to ASC 815, equity-linked financial instruments issued with a strike price denominated in a currency different than the Company’s functional currency incurs an exposure to changes in currency exchange rates and thus cannot be considered to be indexed to the Company’s own stock. The determination of whether an equity-linked financial instrument is indexed to the Company’s own stock is not affected by the currency in which the underlying shares are traded. All of the warrants and units assumed in the recapitalization transaction, as discussed in Note 3, have a strike price denominated in USD and the Company’s functional currency is GBP. The private warrants were already determined to be liabilities and are discussed above. The Company measured the fair value of the public warrants and the representative units as of December 31, 2021, and recorded other income of $7,976 resulting from the decrease of the liability associated with the fair value of the warrants and units for the year ended December 31, 2021. The Company used the value per share for the public warrants based on the Nasdaq value for the date of the financial statements. The value of the public warrants was $0.58 and $1.96 as of December 31, 2021 and March 22, 2021, respectively. The Company measured the fair value of the representative units in two portions, the underlying common shares and underlying warrants. Since the warrants embedded in the representative units have the same characteristics of the public warrants, the Company computed the value of these warrants using the same value as the public warrants. The Company computed the value of the common shares underlying the representative warrants using the Black-Scholes method.

4D PHARMA PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

A summary of quantitative information with respect to the valuation methodology and significant unobservable inputs used for the Company’s assumed representative units liability (common shares portion) that are categorized within Level 2 of the fair value hierarchy as of December 31, 2021 and March 22, 2021 is as follows:

	December 31, 2021	March 22, 2021

Number of shares underlying the warrants	1,988,316	1,988,316
Stock price	$0.71	$1.40
Volatility	96.58%	113.40%
Risk-free interest rate	0.62%	0.23%
Expected dividend yield	0%	0%
Expected warrant life	1.66 years	2.44 years

The Company determined that the warrants issued in connection with the Loan Agreement were not indexed to the Company’s stock and has accounted for these warrants as liabilities since the Company’s functional currency is GBP. According to ASC 815, equity-linked financial instruments issued with a strike price denominated in a currency different than the Company’s functional currency incurs an exposure to changes in currency exchange rates and thus cannot be considered to be indexed to the Company’s own stock. The determination of whether an equity-linked financial instrument is indexed to the Company’s own stock is not affected the currency in which the underlying shares are traded. The Company measured the fair value of these loan warrants as of December 31, 2021, and recorded other income of $88 resulting from the decrease of the liability associated with the fair value of the warrants for the year ended December 31, 2021.

A summary of quantitative information with respect to the valuation methodology and significant unobservable inputs used for the Company’s loan warrants liability that are categorized within Level 2 of the fair value hierarchy as of December 31, 2021 and July 29, 2021 is as follows:

	December 31, 2021	July 29, 2021

Number of shares underlying warrants	212,568	212,568
Exercise price	$1.18	$1.18
Stock price on date of issuance	$0.71	$1.23
Volatility	94.82%	90.28%
Risk-free interest rate	1.15%	0.74%
Expected dividend yield	0%	0%
Expected warrant life	4.22 years	5 years

Recurring Level 3 Activity and Reconciliation

The table below provides a reconciliation of the beginning and ending balances for the liabilities measured at fair value using significant unobservable inputs (Level 3). The table reflects gains and losses for the year ended December 31, 2021, for all financial liabilities categorized as Level 3 as of December 31, 2021.

Fair Value Measurements Using Significant Unobservable Inputs (Level 3):

Derivatives	December 31, 2020	Initial Measurements	Decrease in Fair Value	Translation differences	December 31, 2021

Backstop warrants	$-	$12,854	$(9,489)	$(46)	$3,319
Total	$-	$12,854	$(9,489)	$(46)	$3,319

4D PHARMA PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company enters into contracts in the normal course of business with Contract Research Organizations, Contract Manufacturing Organizations, universities, and other third parties for preclinical research studies, clinical trials and testing and manufacturing services. These contracts generally do not contain minimum purchase commitments and are cancellable by us upon prior written notice although, purchase orders for clinical materials are generally non-cancellable. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including noncancellable obligations of our service providers, up to the date of cancellation or upon completion of a manufacturing run. These payments where these costs are material they have been included based on assumptions regarding those that are reasonably likely to be incurred.

COVID-19

In 2020, the global COVID-19 pandemic hit the United States and UK affecting almost all aspects of the global economy, the pharmaceutical industry and the Company included. The Company’s operations and financial results have already been adversely impacted by the COVID-19 pandemic in the United Kingdom, United States and the rest of the world. Enrolment of patients in the clinical trials and maintaining patients in the ongoing clinical trials were delayed or limited to lesser or greater extent as the Company’s clinical trial sites limited their onsite staff, temporarily closed or adjusted the way they worked during the COVID-19 pandemic. As a result of measures imposed by the governments in affected regions, many commercial activities, businesses and schools have been suspended as part of quarantines and other measures intended to contain this pandemic. These factors resulting from COVID-19 remain ongoing and other unforeseen pandemics could have similar or worse consequences, delaying the anticipated readouts from our clinical trials and our regulatory submissions. Additionally, certain third parties with whom we engage, including our collaborators, contract organisations, third-party manufacturers, suppliers, clinical trial sites, regulators and other third parties with whom we conduct business were often and can be similarly affected, adjusting their operations and assessing their capacity in light of the COVID-19 and other pandemics. While the extent of the impact of the current COVID-19 pandemic on the Company’s future business and financial results continues to carry uncertainty, the effect of a continued and prolonged public health crisis from further significant mutations to COVID-19 or other pandemics could have a material negative impact on the Company’s business, financial condition and operating results.

NOTE 12 – STOCKHOLDERS’ EQUITY

Common stock

On February 18, 2020 the Company raised £22 million ($28.6 million) (£20.9 million ($27.2 million) net of transaction costs) through the issuance of 44 million common stock at a share price of 50 pence ($0.65) per share. A warrant was also issued on the basis of one share for every two common shares issued and have an exercise price of 100 pence ($1.30) per share and is exercisable for five years from the date of issuance.

On July 8, 2020, the Company raised £7.7 million ($9.7 million) (£7.1 million ($9.0 million) net of transaction costs) through the issuance of 21,898,400 shares of common stock at a share price of 35 pence ($0.44) per share.

On March 22, 2021 the Company completed its recapitalization with LOAC and received $11.5 million ($7.7 million net of transaction costs) through the issuance of 31 million shares of common stock at £1.10 ($1.51) per share. Additionally, the Company also issued 4.3 million warrants to purchase 16.3 million shares of common stock at £1.10 ($1.51) per common share and assumed 240,000 units to purchase the Company’s common stock and warrants.

On March 22, 2021, concurrently with the merger of LOAC, the Company raised $25.0 million ($23.0 million net of transaction costs) through the issuance of 16.4 million common stock at a share price of £1.10 ($1.51) per share.

On April 15, 2021, following filing of our Annual Report on Form 20-F, the Directors who were unable to participate in the March 2021 financing, purchased 1.3 million shares of common stock, at the same terms as the March 2021 financing, for a total of approximately £1.4 million ($2.0 million).

4D PHARMA PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Units

On March 22, 2021, as part of the recapitalization with LOAC, the Company issued 240,000 units. Each unit is for 8.28465 common shares and a warrant to purchase 3.76575 common share at a price of $1.39 per common share. The units are exercisable at $11.50 per unit and expire on August 28, 2023. The relative fair value of the units assumed of $3,215 was allocated from the total net proceeds of the merger on a relative basis to the common stock, warrants and units.

Warrants

On February 18, 2020, the Company issued 22 million warrants as part of the February 2020 issuance of common stock. The warrants have an exercise price of 100 pence ($1.24) per share and are immediately exercisable for five years from the date of issuance. The warrants were evaluated under ASC Topic 480, “Distinguishing Liabilities from Equity” and ASC Topic 815, “Derivatives and Hedging”, and the Company determined that equity classification was appropriate. The relative fair value of the warrants issued of $3,352 was allocated from the total net proceeds of the common stock issuance on a relative basis to the common stock and warrants. The intrinsic value of exercisable but unexercised in-the-money common stock warrants at December 31, 2020 was $8,688.

On March 22, 2021, the Company issued 4.0 million public warrants to purchase 15.1 million common shares and 0.3 million private warrants to purchase 1.2 million common shares as part of the LOAC recapitalization. The warrants have an exercise price of £1.10 ($1.53) per common share and are immediately exercisable for five years from the date of issuance. The warrants were evaluated under ASC Topic 480, “Distinguishing Liabilities from Equity” and ASC Topic 815, “Derivatives and Hedging”, and the Company determined that liability classification was appropriate.

On July 29, 2021, the Company issued 212,568 warrants to purchase 212,568 common shares as part of the Loan Agreement with the lenders. The warrants have an exercise price of $1.18 per common share and are immediately exercisable for five years from the date of issuance. The warrants are treated as a discount on the loan issued of $181. The warrants were evaluated under ASC Topic 480, “Distinguishing Liabilities from Equity” and ASC Topic 815, “Derivatives and Hedging”, and the Company determined that liability classification was appropriate. See notes 9 and 10 for further information.

The following table summarizes the common stock warrant activity for the year ended December 31, 2021:

Balance at January 1, 2021	21,924,307
Issuances	12,062,568
Exercises	(31,859)
Balance at December 31, 2021	33,955,016

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

4D PHARMA PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

The reconciliation of movement in share options in the years ended December 31, 2021 and 2020 is as follows:

	Number of Options	Weighted Average Exercise Price	Non-Vested Options	Weighted Average Grant date Fair Value

Outstanding at December 31, 2019	925,588	$0.0033	915,902	1.68
Granted	262,093	0.0033	262,093	0.96
Vested and exercised	-	0.0033	(224,949)	1.49
Expired/cancelled	(702,625)	0.0033	(702,625)	1.47
Outstanding at December 31, 2020	485,056	$0.0033	250,421	1.20
Granted	7,520,152	0.7000	7,520,152	0.50
Vested and exercised	(67,969)	0.0033	(566,899)	0.58
Expired/cancelled	(176,705)	0.0033	(176,706)	1.08
Outstanding at December 31, 2021	7,760,534	$0.6800	7,026,968	0.86
Options exercisable	733,566	$0.5100
Options vested	733,566	$0.5100
Options expected to vest	3,724,957	$0.6900

The weighted average remaining contractual life of options outstanding, options vested and options expected to vest at December 31, 2021 was 9.88 years, 9.25 years and 9.94 years, respectively.

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those stock options that had exercise prices lower than the fair value of the Company’s common stock. The Company used the value of the Company’s common stock as valued on the AIM stock market as the fair value per common stock. The share price as of December 31, 2021, was £0.536 ($0.725) and the aggregate intrinsic value for options outstanding, exercisable and expected to vest was $357, $186 and $117, respectively. The share price for December 31, 2020, was £1.29 ($1.7626) and the aggregate intrinsic value for options outstanding, exercisable and expected to vest was $853, $413 and $375, respectively.

During the year ended December 31, 2020, the following events resulted in the amendment to terms of outstanding stock option awards. On July 22, 2020, in connection with an employee departure, the Company’s renumeration committee vested 21,352 performance-based stock options that otherwise would not have vested. On December 13, 2020 an employee left employment of the Company but became a consultant to the Company. For the employee, the Company’s renumeration committee determined to vest 166,667 performance-based stock options and to allow 74,074 options with market conditions to continue to vest over an 18-month period.

The Company calculated the change in stock-based compensation cost associated with the previously described stock option modifications pursuant to the applicable guidance in ASC 718. The change in compensation cost was determined by calculating the difference between (a) the estimated fair value of each option award immediately prior to the modifications and (b) the estimated fair value of each option award immediately after the modifications. The fair value of each option award immediately prior to and immediately after modification was estimated using the Black-Scholes option-pricing model to determine an incremental fair value, consistent with and in accordance with the Company’s existing accounting policy for stock compensation. The total additional compensation cost associated with the previously described modifications was determined to be $56, which was expensed in the year ended December 31, 2020, and $34, which will be expensed over the remaining service period for the consultant. Additional compensation expense of $24 was expensed in the year ended December 31, 2021.

On December 17, 2021, the Company issued options to purchase 7,520,152 shares of common stock to its management and key staff at an exercise price of £0.518 ($0.70). The options vest over four years based on based on time vesting and expire ten years from the date of grant. The aggregate fair value of the options granted was $3,871.

4D PHARMA PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Fair value is generally measured using a Black Scholes model, taking into account the terms and conditions upon which the share options were issued. The grant-date fair value of options with market conditions was discounted for the estimated probability utilizing various factors including stock price, volatility, the risk-free rate, and the associated market condition trigger. The following weighted-average assumptions were used to calculate the fair value of stock options granted during the periods indicated:

	December 17,	December 13,	July 22,
	2021	2020	2020
Risk-free interest rate	1.215%	0.09%	0.08%
Expected volatility	86.64%	35.74%	40.11%
Expected dividend yield	0.00%	0.00%	0.00%
Expected term (in years)	5.84 years	1.56 years	0.77 years

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. Volatility is based on Company historical volatility on the AIM. The Company has never paid dividends and does not currently anticipate paying any in the foreseeable future.

Stock-based compensation expense for the years ended December 31, 2021, 2020 and 2019, was $711, $331 and $340, respectively. As of December 31, 2021, total unrecognized stock-based compensation expense relating to unvested stock options was $4,550. This amount is expected to be recognized over a weighted-average period of 3.92 years.

NOTE 13 – REVENUE

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

4D PHARMA PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

The Company has initially estimated a total transaction price of $2.5 million, consisting of the fixed upfront payment determined to be the single bundled performance obligation consisting of the non-exclusive license, research and development services and governance activities. Upon execution of the MSD Agreement and as of December 31, 2021, variable consideration consisting of exclusive option license payments and milestone payments has been constrained and excluded from the transaction price given the significant uncertainty of achievement of the development and regulatory milestones.

The Company has allocated the transaction price entirely to the single bundled performance obligation and recorded the $2.5 million initially as deferred revenue and will recognize revenue over the period the research and development services are provided using an input method as a measure of progress towards completion of the performance obligation according to actual research and development costs and labor effort incurred compared to the estimated total research and development costs and labor effort, to estimate progress toward satisfaction of the performance obligation, and will remeasure its progress towards completion of the performance obligation at the end of each reporting period. For the years ended December 31, 2021, 2020 and 2019, the Company has recognized $718, $690 and $269, respectively, in collaboration revenues. Associated development costs and labor effort of $1,513, $1,345 and $215, are included within research and development costs in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2021, 2020 and 2019, respectively.

Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as a current portion of deferred revenue in the accompanying consolidated balance sheets. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion. As of December 31, 2021, the Company has $902 as current deferred revenues.

NOTE 14 – INCOME TAXES

The Company and its subsidiaries file separate income tax returns.

United States of America

In 2020, the Company incorporated a subsidiary in the United States. The applicate income tax rate for this company is 30%. Prior to then, neither the Company nor any of its subsidiaries were incorporated in the United States and no operations are currently undertaken in the United States, therefore the Company is not is subject to a US federal corporate income tax rate.

United Kingdom

The Company is incorporated in the United Kingdom (UK). It also has one active subsidiary engaged in research and development activity and two dormant subsidiaries incorporated in the UK. The applicable UK statutory income tax rate for these companies is 25%.

Other Jurisdictions

The Company also has an Irish subsidiary engaged in research and development activity, a Spanish subsidiary engaged in the production of live biotherapeutics and a subsidiary in the US operating as a service company. The applicable Irish and Spanish income tax rates for these companies in 12.5% and 25% respectively.

The average standard rate for activities undertaken in all jurisdictions was 19.0% for the years ended December 31, 2021, 2020 and 2019.

4D PHARMA PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

For the years ended December 31, 2021, 2020 and 2019 loss before income tax benefit is as follows:

	December 31,
	2021	2020	2019
Loss before income taxes arising in UK	$32,324	$29,938	$27,751
Loss before income taxes arising in Ireland	361	918	1,539
(Profit)/loss before income taxes arising in Spain	(1,003)	(340)	1,043
Loss/(profit) before income taxes arising in United States	278	(8)	-
Total loss before income tax	$31,960	$30,508	$30,333

	For the Years Ended December 31,
	2021		2020		2019
Loss before income taxes	($31,960)%		($30,508)%		($30,333)	%
Expected tax benefit	(6,072)	(19.0%)	(5,797)	(19.0%)	(5,763)	(19.0%)
Costs included in R&D tax credit	2,463	7.7%	2,255	7.4%	4,070	13.4%
Non-taxable income	(911)	(2.9%)	(846)	(2.8%)	(1,299)	(4.3%)
Expenses not deductible	(970)	(3.0%)	-	-	-	-
Change in deferred tax rate	(6,394)	(20.0%)	-	-	-	-
Foreign tax differential	171	0.5%	(248)	(0.8%)	69	(0.2%)
Change in valuation allowance	11,985	37.5%	4,504	14.8%	3,111	10.3%
Other	(294)	(0.9%)	119	0.4%	(188)	(0.6%)
Income tax benefit	($22)	0.1%	($13)	0%	$-	0%

The provision for income taxes includes income taxes currently payable and deferred taxes resulting from net operating loss carryforwards and temporary differences between the financial statement and tax bases of assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets when it is not more likely than not that a tax benefit will be realized.

The difference between the actual income tax benefit and that computed by applying average standard tax rate to pre-tax loss from continuing operations is summarized below:

	Years Ended December 31,
	2021	2020	2019
Current tax expense (benefit)	$(19)	$2	$-
Deferred tax benefit	(3)	(15)	-
Income tax benefit	$(22)	$(13)	$-

The tax effects of the temporary differences that give rise to significant portions of deferred income tax assets and liabilities are presented below:

	December 31,
	2021	2020
Deferred tax assets/(liabilities):
Net operating tax loss carried forwards	$28,369	$17,025
Property and equipment, net	(141)	(179)
Right of use assets	(81)	(90)
Intangible assets	(1,525)	(1,166)
Warrants	(56)	-
Stock-based compensation expense	591	319
Operating lease liabilities	86	103
Other	27	-
Valuation allowance	(27,284)	(16,030)
Net deferred tax liability	$(14)	$(18)

4D PHARMA PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

For each of the years ended December 31, 2021 and 2020 the Company did not have unrecognized tax benefits, and therefore no interest or penalties related to unrecognized tax benefits were accrued. Management does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

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

As of December 31, 2021, the Company has net operating losses (NOLs) of approximately $108,154, $551 and $5,711 in the UK, Spain and Ireland respectively. NOLs may be carried forward indefinitely. The recapitalization in March 2021 could potentially limit the Company’s usage of its NOLs. The Company hasn’t had a tax study completed in order to determine how much, if any, that limitation would be. As a result, the deferred tax assets and corresponding valuation allowance could change substantially.

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

	December 31,
	2021	2020
UK research and development tax credits	$8,684	$4,315
Irish research and development tax credits	279	453
Spain research and development tax credits	609	-
Translation differences	(66)	273
Total	9,506	5,041
Less: current portion	(9,237)	(4,799)
Research and development tax credits receivable, net	$269	$242

For the years ended December 31, 2021, 2020 and 2019, the Company has recorded other income of $4,798, $4,791 and $6,840, respectively for the research and development tax credits.

NOTE 15 – RELATED PARTY TRANSACTIONS

One of the directors of our subsidiary, Antonio Fernandez is also a director of Biomar Microbial Technologies (“Biomar”), which charged rent and building service costs to the Company of $131, $153 and $51 for the years ended December 31, 2021, 2020 and 2019, respectively. The Company charged Biomar $38, $41 and $35 for services as of December 31, 2021, 2020 and 2019, respectively. As of December 31, 2021 and 2020, $15 and $4, respectively, was due from Biomar for these services.

One of the Company’s directors, Axel Glassmacher, is also a director of the Cancer Drug Development Forum (“CDDF”), which charged membership fees to the Company of $8 for the year ended December 31, 2021. There were no corresponding fees for the year ended December 31, 2020.

MSD purchased 7,661,000 shares of the Company’s common stock in February 2020 and currently holds 4.6% of the Company’s total outstanding common stock. The Company entered into the MSD Agreement with MSD in October 2019. See Note 10 for further information regarding this agreement. Additionally, the Company also has an ongoing trail evaluating the combination of KEYTRUDA (pembrolizumab) in combination with MRx-0518 in patients with solid tumours who progresses on prior PD-1 inhibitor therapy. Under the terms of the agreement MSD will provide KEYTRUDA free of charge to the trial.

NOTE 16 – SUBSEQUENT EVENTS

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

4D pharma plc

By:	/s/ Duncan Peyton
Name:	Duncan Peyton
Title:	Chief Executive Officer
Date:	March 31, 2022